Exhibit 99.1

STRENGTH DISCIPLINE EXCELLENCE Kinross Gold 2018 Annual Report COMP: upload all pages as full page graphics at 125% with searchable text Exhibit 99.1

Letter to Shareholders 1 2018 Achievements 4 Corporate Governance Highlights TSX: K Toronto Stock Exchange 6 Directors + Senior Leadership Financial Summary 7 Financial Review 7 6 NYSE: KGC New York Stock Exchange Cautionary Statement on Forward-Looking Information 73 Dvoinoye Fort Knox Kupol Toronto Bald Mountain Round Mountain Tasiast Operating mine Development projects Chirano Paracatu La Coipa Lobo-Marte Kinross is a global mining company with strong and consistent operating results driven by a high performance culture. With a balanced portfolio of mines and projects in three regions, our focus is delivering value based on the core principles of operational excellence, financial discipline and responsible mining. All figures in U.S. dollars unless otherwise stated. Endnotes can be found on page 75.

## LETTER TO SHAREHOLDERS

For the past seven years, Kinross' strategy has been grounded in the core principles we believe are fundamental to delivering long-term value in our business: operational excellence, financial discipline, balance sheet strength, and responsible mining.

In 2018, our continued focus on these principles drove strong results at our operations and organic development projects.

We delivered solid performance across our portfolio of mines, meeting our production and cost guidance for the seventh consecutive year. Notably, we did so while maintaining the best safety record in the Company's history, and one of the best safety records in the industry. Our balance sheet remained strong as we funded our development projects and made strategic investments in our future. Finally, we maintained a record of strong environmental performance across our operations and beneficial partnerships in the communities where we work.

In 2019, we will continue to focus on our core principles and delivering steady, dependable results. We are anticipating another strong year at our operations, with production and costs expected to be largely in line with 2018. We also expect to meet a number of key milestones as we further advance our projects and development opportunities.



J. PAUL ROLLINSON
President and Chief Executive Officer

## DELIVERING ON COMMITMENTS AT OUR OPERATIONS

The consistent performance of our portfolio year after year testifies both to the strength of our culture and the technical depth of our global operations team.

Performance was strong overall in our **Americas** region, including outstanding results at two sites. Paracatu set a new production record while also reducing costs year-over-year. In Nevada, Bald Mountain also had record output and reduced costs by 15%, while Round Mountain continued to deliver

## 2018 HIGHLIGHTS

- Set a new Kinross record for safety performance and remained one of the safest companies in our sector
- Met or exceeded production, cost and capital spending guidance for the seventh consecutive year
- Produced 2.45 million gold equivalent ounces (Au eq. oz.)
- Set new production records at Paracatu and Bald Mountain
- Generated $3.2 billion in revenue, $874 million in adjusted operating cash flow[1], and ended the year with total liquidity of $1.9 billion
- Successfully commissioned Tasiast Phase One expansion with record quarterly production in Q4 2018
- Advanced projects in the Americas region at Bald Mountain Vantage Complex, Round Mountain Phase W, Fort Knox Gilmore, La Coipa Restart and Lobo-Marte
- Extended mine life at Kupol and Chirano by an additional year
- Acquired two hydroelectric dams in Brazil that are expected to substantially lower costs at Paracatu
- Carried out 94,000+ stakeholder interactions and supported programs with 834,000+ beneficiaries in our host communities
- Received third-party reviews confirming the safety at 100% of Kinross' active and inactive tailings facilities in past three years
- Achieved highest industry sector score in annual review of governance practices of Canadian companies

KINROSS GOLD 2018 ANNUAL REPORT 1

2019E Gold Production 2,3 2.5 million Au eq. oz. (+/– 5%) strong and consistent results. Fort Knox experienced temporary challenges during the year, as production and costs were affected by a pit wall slide in the first quarter and an unseasonable amount of rainfall in the third quarter. In 2019, production in the Americas is expected to be largely in line with 2018, with the region continuing to represent 58% of the Company’s total production. 20% Russia 58% Americas 22% West Africa In West Africa, completion of the Phase One expansion led to record production at Tasiast in the fourth quarter, with strong performance expected to continue into 2019 as throughput exceeds nameplate capacity. Chirano continued to show improvements in mine performance and cost structure. In 2019, we expect production from West Africa to increase by approximately 17%, reflecting the positive impact of the Tasiast expansion. ADVANCING OUR ORGANIC DEVELOPMENT PORTFOLIO Our portfolio of organic development projects offers the benefits of established infrastructure and reduced execution risk given familiar permitting and operating jurisdictions. 2018 was an important year at our projects, and we look forward to achieving a number of key milestones in 2019. The Russia region continues to deliver strong and consistent performance. We commenced production at the Moroshka satellite deposit in the third quarter, and mining has gone well and is meeting expectations. We expect 2019 to be another solid year at our Russian operations, with production expected to be in line with 2018. At Tasiast, we completed and successfully commissioned our Phase One expansion project. The impressive ramp up and smooth transfer of this large and complex project highlighted the strength of our Project and Operations teams. By the fourth quarter, throughput was averaging over 14,000 tonnes per day, approximately 20% above the nameplate capacity of the Phase One design. FINANCIAL STRENGTH TO INVEST IN OUR FUTURE Maintaining financial strength and flexibility has been, and will continue to be, a key priority. The Project team is incorporating this better-than-expected performance into its evaluation of alternatives to further increase throughput, with the aim of lowering capital costs while preserving Tasiast’s overall value proposition. The Phase Two expansion remains a viable option, and considerations for next steps include: alternative throughput approaches; capital priorities across the Company’s portfolio; ongoing discussions with the Government of Mauritania; and, acceptable project financing terms. We made good progress during the year advancing project financing for Tasiast, with mandate letters signed with the International Finance Corporation, a member of the World Bank Group, and Export Development Canada, as well as expressions of interest from two commercial banks. In 2018, our operations generated $874 million in adjusted operating cash flow.1 Our capital expenditures were approximately $1 billion, at the low end of our guidance and included approximately $665 million of growth capital mainly related to our organic projects. During the year, we acquired two hydroelectric power plants in Brazil that are expected to reduce costs and provide a reliable source of sustainable low-cost power at Paracatu. Our capital expenditures in 2019 are expected to be in-line with 2018 at approximately $1 billion (+/-5%)3, as we continue to advance our project portfolio. The Phase W project at Round Mountain is well advanced with initial low-grade ore encountered ahead of schedule. Construction of mine infrastructure, new leach pad, and vertical carbon-in-column (VCIC) plant are all on schedule, and we expect to start commissioning the process circuit in the second quarter of 2019. With total available liquidity of approximately $1.9 billion and no debt maturities until 2021, we remain in a strong financial position to continue building for our future. 2 KINROSS GOLD 2018 ANNUAL REPORT

The Vantage Complex project at Bald Mountain, which includes a new heap leach pad, new VCIC plant, and support infrastructure, is proceeding well. The processing circuit is on track to begin commissioning by the end of the first quarter of 2019. In 2018, 98% of the workers in our operations came from the host community or country, and Kinross representatives engaged in over 94,000 interactions with community stakeholders where we operate. As an employer and community partner, we have made a tangible impact on the quality of life in communities around our operations, such as Tasiast, where poverty rates dropped by 20% between 2011 and 2017. At the Gilmore project at Fort Knox, construction is expected to ramp up in the spring and continue through 2020. Stripping is expected to commence in the third quarter of 2019. The project is on schedule to begin stacking ore in late 2020. We take a best practice approach to corporate governance, and, in 2018, we achieved the highest score among all Canadian mining companies in the annual Globe and Mail “Board Games” survey, reflecting our strong governance practices and policies. In Chile, we acquired the remaining 50% in the Phase 7 deposit for the La Coipa Restart project and expect to complete a project feasibility study in the third quarter. We also expect to complete a scoping study for the Lobo-Marte project in the first quarter. THE KINROSS VALUE PROPOSITION We believe Kinross represents a compelling value opportunity, based on our valuation relative to our peers in 2018 and our fundamental strengths as a mining company. We believe these strengths help to define Kinross as one of the most consistent and most reliable operators in the gold sector: EXTENDING MINE LIFE THROUGH EXPLORATION Additions to estimated mineral reserves in 2018 largely offset depletion and engineering changes during the year, and our brownfields exploration program was once again successful in extending the life of our existing operations. • Annual gold production2 of approximately 2.5 million ounces, and an unbroken seven-year history of consistently delivering on production, cost, and capital spending targets; An unwavering focus on balance sheet strength, with $1 billion in debt repaid over the past seven years, nearly $2 billion in liquidity, and no debt maturities until 2021; A diverse portfolio of relatively low-risk organic development projects and additional development opportunities located at or near existing operations; and A history of strong environmental performance, beneficial partnerships with our host communities, and one of the industry’s best safety records. In Russia, we continued to have success with our drilling programs at Kupol and Dvoinoye, which helped extend the mill life of our high-margin Kupol operation by yet another year, to 2023. At Chirano, exploration success extended mine life by another year, while, at Bald Mountain, we made significant additions to our resource base. We also acquired the 50% of the Bald Mountain Exploration Joint Venture we did not already own, giving us full ownership of the Bald Mountain property, the largest private mining land package in the U.S. Russia, Chirano, and Bald Mountain will all remain key areas of focus for our 2019 drilling program. • • • BUILDING ON A HISTORY OF RESPONSIBLE MINING A deep commitment to environmental We are firmly committed to continue delivering dependable, consistent performance, and executing our strategy for the benefit of our shareholders and all stakeholders. On behalf of our entire global team, I thank you for your support. and social responsibility is a core cultural value at Kinross and a key strength of our business. In 2018, we successfully met all our environmental targets and the rigorous requirements of our tailings management protocol, which meet or exceed regulatory and international standards of best practice. This includes a regular and comprehensive review of all of our active and inactive tailings facilities by a panel of three independent geotechnical tailings experts. J. Paul Rollinson President and Chief Executive Officer 3 KINROSS GOLD 2018 ANNUAL REPORT

2018 ACHIEVEMENTS

## Operational Excellence

**MET GUIDANCE**

**7th consecutive year** of meeting or outperforming production and cost targets

**RECORD PRODUCTION**

Delivered **record** annual production at **Paracatu** and **Bald Mountain**

**DELIVERED ON COST**

All-in sustaining cost per ounce and capital expenditures at **low end of guidance**

## Financial Discipline

**$1.9** BILLION IN LIQUIDITY

**STRONG LIQUIDITY**

Maintained a **strong balance sheet** and financial flexibility to fund growth

**ZERO DEBT MATURITIES**

Manageable debt schedule with no significant debt maturities **prior to 2021**

**STRONG CASH FLOW**

Portfolio of mines generated **$874 million** of adjusted operating cash flow[1]

## Organic Growth

**DELIVERED PHASE ONE**

Successfully **delivered Tasiast Phase One**, followed by record production at site in Q4 2018

**ADVANCING PROJECTS**

**On track to deliver project milestones** in the Americas region at Bald Mountain Vantage Complex, Round Mountain Phase W, Fort Knox Gilmore, La Coipa Restart and Lobo-Marte in 2019

**EXTENDED MINE LIFE**

Extended mine life for an additional year at both **Kupol** and **Chirano**

STRONG 2019 OUTLOOK[2, 3] FORECASTING PRODUCTION OF **2.5 MILLION** AU EQ. OZ. AND COSTS IN LINE WITH 2018

4 KINROSS GOLD 2018 ANNUAL REPORT

## Corporate Responsibility

**RECORD SAFETY PERFORMANCE**

Achieved **best safety performance in Company's history** reporting 0.27 TRIFR* per 200,000 hours worked, an 18% improvement over 2017

**4 SITES ZERO LTI**

Delivered exemplary safety performance with **zero lost-time incidents** and **zero restricted days** at Fort Knox, Dvoinoye, Maricunga, and Kettle River-Buckhorn

**TOP EMPLOYER**

Recognized as one of **the best 150 companies to work for in Brazil** for the 4th consecutive year and as a **top employer** in the Greater Toronto Area

**98% HOST COUNTRY WORKFORCE**

Maintained **98% host country workforce,** including **85%** of management hires from within host countries

**COMMUNITY SUPPORT**

Contributed to over 288 local community programs, initiatives and events to **834,000+ beneficiaries** in our local communities

**POVERTY REDUCTION**

2018 socio-economic impact assessment measured a **20% reduction in poverty levels** in communities near Tasiast from 2011 to 2017

**STAKEHOLDER ENGAGEMENT**

Carried out **94,000+** stakeholder interactions through community consultation and dialogue

**100% TAILINGS REVIEW**

Received third-party reviews at **100% of active and inactive tailings facilities** in past three years. Review includes third-party panel of three geotechnical tailings experts

**MET TARGETS**

**Delivered on all site-level targets** for permitting, water management and concurrent reclamation

### LAUNCHED **8 PEOPLE COMMITMENTS** ACROSS OUR GLOBAL WORKFORCE TO STRENGTHEN KINROSS' CULTURE

*Total reportable injury frequency rate

KINROSS GOLD 2018 ANNUAL REPORT 5

## CORPORATE GOVERNANCE HIGHLIGHTS

The board met eight times in 2018. The board met independent of management at all of the meetings

All directors were independent, except the Chief Executive Officer

All committees were comprised entirely of independent directors

Maintained board gender diversity target of 33% women directors

Appointed new board Chair, Catherine McLeod-Seltzer

Kinross was the top ranked mining company in the *Globe and Mail* 2018 annual corporate governance survey, placing 19th out of 242 companies with a score of 92 out of 100 points

Scored 144 out of 150 points on the Board Shareholder Confidence Index of the Clarkson Center for Business Ethics and Board Effectiveness

Continued our board refresh program with five new directors since 2012



## Board of Directors

(left to right)

**Catherine McLeod-Seltzer**
Independent Chair[1, CR, H]

**Ian Atkinson**
Corporate Director[CGN, CR, H]

**John A. Brough**
Corporate Director[A, CGN]

**Kerry D. Dyte**
Corporate Director[A, CGN]

**Ave G. Lethbridge**
Corporate Director[CR, H]

**John Oliver***
Corporate Director[2, H]

**Kelly J. Osborne**
Corporate Director[CGN, CR]

**Una M. Power***
Corporate Director[A, CR]

**J. Paul Rollinson**
President and Chief Executive Officer

A Audit and Risk Committee
CGN Corporate Governance and Nominating Committee
CR Corporate Responsibility and Technical Committee
H Human Resource and Compensation Committee

1 From January 1, 2019
2 Independent Chair until December 31, 2018
* John Oliver and Una M. Power will not be standing for re-election.



## Senior Leadership Team

(left to right)

**J. Paul Rollinson**
President and Chief Executive Officer

**Andrea S. Freeborough**
Senior Vice-President and Chief Financial Officer[3]

**Geoffrey P. Gold**
Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer

**Gina M. Jardine**
Senior Vice-President, Human Resources

**Lauren M. Roberts**
Senior Vice-President and Chief Operating Officer

**Paul B. Tomory**
Senior Vice-President and Chief Technical Officer

3 To replace Tony S. Giardini as of May 1, 2019

6 KINROSS GOLD 2018 ANNUAL REPORT

FINANCIAL SUMMARY (In millions of United States dollars, except ounces, per share amounts, gold price and per ounce amounts) FINANCIAL REVIEW Management’s Discussion and Analysis Management’s Responsibility for Financial Statements Report of Independent Registered Public Accounting Firm Consolidated Financial Statements and Notes Mineral Reserve and Mineral Resource Statement Summarized Five-Year Review Kinross Share Trading Data MDA 1 FS 1 FS 3 FS 5 67 72 72 7 KINROSS GOLD 2018 ANNUAL REPORT 201820172016 Revenue $3,212.6 $3,303.0$3,472.0 Net cash flow provided from operating activities $788.7 $951.6$1,099.2 Adjusted operating cash flow 1 $874.2 $1,166.7$926.7 Impairment, net of reversals 4 – $21.5$139.6 Net earnings (loss) attributable to common shareholders 4 $(23.6) $445.4$(104.0) Net earnings (loss) per share attributable to common shareholders 4 Basic $(0.02) $0.36$(0.08) Diluted $(0.02) $0.35$(0.08) Adjusted net earnings (loss) attributable to common shareholders 1 $128.1 $178.7$93.0 Adjusted net earnings (loss) per share 1 $0.10 $0.14$0.08 Attributable production cost of sales per equivalent ounce sold 1,2 $734 $669$712 All-in sustaining cost per gold equivalent ounce sold 1,2 $965 $954$984 Capital expenditures $1,043.4 $897.6$633.8 Average realized gold price per ounce 7 $1,268 $1,260$1,249 Attributable gold equivalent ounces produced 2 2,452,398 2,673,5332,789,150

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

*This management's discussion and analysis ("MD&A"), prepared as of February 13, 2019, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2018 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation's audited annual consolidated financial statements for the year ended December 31, 2018 and the notes thereto (the "financial statements"). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's financial statements for 2018 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2018, as well as our outlook.*

*This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the "Cautionary Statement on Forward-Looking Information" on pages 57 - 58 of this MD&A. For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2017, which is available on the Company's website www.kinross.com and on www.sedar.com. In certain instances, references are made to relevant notes in the financial statements for additional information.*

*Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.*

## 1. DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainty. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

### Segment Profile

Each of the Company's significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

| | | | Ownership percentage at December 31, | |
|---|---|---|---|---|
| Operating Segments | Operator | Location | 2018 | 2017 |
| Fort Knox | Kinross | USA | 100% | 100% |
| Round Mountain | Kinross | USA | 100% | 100% |
| Bald Mountain | Kinross | USA | 100% | 100% |
| Paracatu | Kinross | Brazil | 100% | 100% |
| Maricunga | Kinross | Chile | 100% | 100% |
| Kupol[(a)] | Kinross | Russian Federation | 100% | 100% |
| Tasiast | Kinross | Mauritania | 100% | 100% |
| Chirano | Kinross | Ghana | 90% | 90% |

*(a) The Kupol segment includes the Kupol and Dvoinoye mines.*

1 MDA
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

### Consolidated Financial and Operating Highlights

| | Years ended December 31, | | | 2018 vs. 2017 | | 2017 vs. 2016 | |
|---|---|---|---|---|---|---|---|
| *(in millions, except ounces, per share amounts and per ounce amounts)* | **2018** | 2017 | 2016 | **Change** | **% Change[e]** | Change | % Change[e] |
| **Operating Highlights** | | | | | | | |
| Total gold equivalent ounces[a] | | | | | | | |
| Produced[c] | **2,475,068** | 2,698,136 | 2,810,345 | **(223,068)** | **(8%)** | (112,209) | (4%) |
| Sold[c] | **2,532,912** | 2,621,875 | 2,778,902 | **(88,963)** | **(3%)** | (157,027) | (6%) |
| Attributable gold equivalent ounces[a] | | | | | | | |
| Produced[c] | **2,452,398** | 2,673,533 | 2,789,150 | **(221,135)** | **(8%)** | (115,617) | (4%) |
| Sold[c] | **2,510,419** | 2,596,754 | 2,758,306 | **(86,335)** | **(3%)** | (161,552) | (6%) |
| **Financial Highlights** | | | | | | | |
| Metal sales | **$ 3,212.6** | $ 3,303.0 | $ 3,472.0 | **$ (90.4)** | **(3%)** | $ (169.0) | (5%) |
| Production cost of sales | **$ 1,860.5** | $ 1,757.4 | $ 1,983.8 | **$ 103.1** | **6%** | $ (226.4) | (11%) |
| Depreciation, depletion and amortization | **$ 772.4** | $ 819.4 | $ 855.0 | **$ (47.0)** | **(6%)** | $ (35.6) | (4%) |
| Impairment, net of reversals | **$ -** | $ 21.5 | $ 139.6 | **$ (21.5)** | **nm** | $ (118.1) | (85%) |
| Operating earnings | **$ 200.5** | $ 336.5 | $ 46.3 | **$ (136.0)** | **(40%)** | $ 290.2 | nm |
| Net (loss) earnings attributable to common shareholders | **$ (23.6)** | $ 445.4 | $ (104.0) | **$ (469.0)** | **(105%)** | $ 549.4 | nm |
| Basic (loss) earnings per share attributable to common shareholders | **$ (0.02)** | $ 0.36 | $ (0.08) | **$ (0.38)** | **(106%)** | $ 0.44 | nm |
| Diluted (loss) earnings per share attributable to common shareholders | **$ (0.02)** | $ 0.35 | $ (0.08) | **$ (0.37)** | **(106%)** | $ 0.43 | nm |
| Adjusted net earnings attributable to common shareholders[b] | **$ 128.1** | $ 178.7 | $ 93.0 | **$ (50.6)** | **(28%)** | $ 85.7 | 92% |
| Adjusted net earnings per share[b] | **$ 0.10** | $ 0.14 | $ 0.08 | **$ (0.04)** | **(29%)** | $ 0.06 | 75% |
| Net cash flow provided from operating activities | **$ 788.7** | $ 951.6 | $ 1,099.2 | **$ (162.9)** | **(17%)** | $ (147.6) | (13%) |
| Adjusted operating cash flow[b] | **$ 874.2** | $ 1,166.7 | $ 926.7 | **$ (292.5)** | **(25%)** | $ 240.0 | 26% |
| Capital expenditures | **$ 1,043.4** | $ 897.6 | $ 633.8 | **$ 145.8** | **16%** | $ 263.8 | 42% |
| Average realized gold price per ounce[d] | **$ 1,268** | $ 1,260 | $ 1,249 | **$ 8** | **1%** | $ 11 | 1% |
| Consolidated production cost of sales per equivalent ounce[c] sold[b] | **$ 735** | $ 670 | $ 714 | **$ 65** | **10%** | $ (44) | (6%) |
| Attributable[a] production cost of sales per equivalent ounce[c] sold[b] | **$ 734** | $ 669 | $ 712 | **$ 65** | **10%** | $ (43) | (6%) |
| Attributable[a] production cost of sales per ounce sold on a by-product basis[b] | **$ 723** | $ 653 | $ 696 | **$ 70** | **11%** | $ (43) | (6%) |
| Attributable[a] all-in sustaining cost per ounce sold on a by-product basis[b] | **$ 959** | $ 946 | $ 975 | **$ 13** | **1%** | $ (29) | (3%) |
| Attributable[a] all-in sustaining cost per equivalent ounce[c] sold[b] | **$ 965** | $ 954 | $ 984 | **$ 11** | **1%** | $ (30) | (3%) |
| Attributable[a] all-in cost per ounce sold on a by-product basis[b] | **$ 1,275** | $ 1,164 | $ 1,073 | **$ 111** | **10%** | $ 91 | 8% |
| Attributable[a] all-in cost per equivalent ounce[c] sold[b] | **$ 1,274** | $ 1,166 | $ 1,079 | **$ 108** | **9%** | $ 87 | 8% |

*(a) "Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.*
*(b) The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.*
*(c) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2018 was 80.74:1 (2017 - 73.72:1 and 2016 - 72.95:1).*
*(d) "Average realized gold price per ounce" is a non-GAAP financial measure and is defined in Section 11.*
*(e) "nm" means not meaningful.*

MDA
KINROSS GOLD ANNUAL REPORT 2018 2

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Consolidated Financial Performance 2018 vs. 2017 Kinross’ attributable production decreased by 8% compared to 2017, primarily due to lower production at Kupol due to a decrease in grades, lower production at Fort Knox as a result of a pit wall slide in the first quarter of 2018 and higher than average rainfall in the second half of 2018, and the completion of mining activities at Kettle River-Buckhorn during the second quarter of 2017. These decreases were partially offset by higher production at Paracatu due to 2017 results being impacted by the curtailment of mining and processing activities in the third quarter of 2017 due to lower than average rainfall in the region. Metal sales decreased by 3% in 2018 compared to 2017 due to a decrease in gold equivalent ounces sold, partially offset by an increase in average metal prices realized. The average realized gold price increased to $1,268 per ounce in 2018 from $1,260 per ounce in 2017. Gold equivalent ounces sold in 2018 decreased to 2,532,912 ounces from 2,621,875 ounces in 2017, primarily due to the decrease in production as described above. Production cost of sales increased by 6% in 2018 compared to 2017, primarily due to increases in gold equivalent ounces sold at Paracatu and Maricunga, and an increase in operating waste mined and higher fuel, reagent, and maintenance costs at Tasiast. The increase was partially offset by decreases at Kettle River-Buckhorn due to the completion of mining activities in the second quarter of 2017, and at Chirano, primarily due to the completion of open pit mining at the end of the second quarter of 2017. The increase in production cost of sales resulted in a 10% increase in attributable production cost of sales per equivalent ounce sold compared to 2017. In 2018, depreciation, depletion and amortization decreased by 6% compared to 2017, primarily due to decreases at Round Mountain and Kupol as a result of decreases in gold equivalent ounces sold and the additions of mineral reserves in the second half of 2017. The decrease was partially offset by an increase at Paracatu primarily due to an increase in gold equivalent ounces sold, and increases at Fort Knox and Tasiast due to increases in their depreciable asset bases. The depreciable asset bases at Fort Knox and Tasiast increased as a result of impairment reversals recognized in the fourth quarter of 2017. The completion of the Phase One project also contributed to the increase in the depreciable asset base at Tasiast. Operating earnings decreased to $200.5 million in 2018 from $336.5 million in 2017. The change in operating earnings was primarily due to a decrease in margins (metal sales less production cost of sales), partially offset by a decrease in depreciation, depletion and amortization. In 2018, net loss attributable to common shareholders was $23.6 million, or $0.02 per share, compared to net earnings attributable to common shareholders of $445.4 million, or $0.36 per share, in 2017. The change was primarily a result of the decrease in operating earnings as described above, a reversal of impairment charges of $97.0 million recognized in 2017 in connection with the sale of the Company’s interest in the Cerro Casale project in Chile, and an increase in income tax expense in 2018. In addition, an income tax expense of $138.8 million was recorded in 2018, compared with an income tax recovery of $23.2 million in 2017. The $138.8 million income tax expense recorded in 2018 includes $62.0 million of deferred tax expense resulting from the devaluation in US dollar terms of the tax deductions of the Company’s operations in Brazil and Russia as compared to a nominal net impact during 2017. The $23.2 million income tax recovery recognized in 2017 included a net tax recovery of $83.6 million related to the impairment charge at Paracatu and the impairment reversal at Fort Knox, and an estimated net benefit of $93.4 million due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The estimated 2017 net benefit included a benefit of $124.4 million in respect of the collectability of the Alternative Minimum Tax (“AMT”) credit, which is partially offset by the write-down of net deferred tax assets to reflect the reduction in the U.S. corporate tax rate from 35% to 21% beginning January 1, 2018. In 2018 the estimated AMT benefit was increased by $8.7 million, as a result of an IRS announcement that the AMT refunds payable to companies in respect of taxation years beginning after December 31, 2017 would no longer be subject to sequestration. Further guidance on the implementation and application of the U.S. Tax Reform legislation has been released on a systematic basis through regulations issued by the Department of Treasury, legislation and directions from the Office of Management and Budget, and guidance from the states in which the Company operates. Such legislation, regulations, directions and additional guidance may require changes to the estimated net benefit recorded to date and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions, and additional guidance are enacted or released by the relevant authorities. In addition, tax expense increased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for both 2018 and 2017 was 26.5%. MDA KINROSS GOLD ANNUAL REPORT 2018 3

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Adjusted net earnings attributable to common shareholders was $128.1 million, or $0.10 per share, for 2018 compared to adjusted net earnings attributable to common shareholders of $178.7 million, or $0.14 per share, in 2017. The decrease in adjusted net earnings was mainly due to the decrease in margins described above. In 2018, net cash flow provided from operating activities decreased to $788.7 million from $951.6 million in 2017 primarily due to the decrease in margins, partially offset by lower taxes paid and favourable working capital movements. Adjusted operating cash flow decreased to $874.2 million from $1,166.7 million in 2017, primarily due to the decrease in margins described above. Capital expenditures increased by 16% in 2018 compared to 2017, primarily due to increased spending at Round Mountain, Bald Mountain and Tasiast, partially offset by lower spending at Paracatu and Chirano. In 2018, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased from 2017, primarily due to an increase in attributable cost of sales per equivalent ounce sold and per ounce sold on a by-product basis. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared to 2017, primarily due to an increases in attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis and non-sustaining capital expenditures. 2017 vs. 2016 Kinross’ attributable production decreased by 4% compared to 2016, primarily due to a decrease in production at Kupol due to lower grades, at Paracatu due to a temporary curtailment as a result of lower than average rainfall in the area, and at Maricunga due to the suspension of mining and crushing activities in 2016. These decreases were offset by higher production at Bald Mountain as a result of more ounces recovered from the heap leach pads and higher grades, as well as at Round Mountain and Tasiast due to higher grades. Metal sales decreased by 5% in 2017 compared to 2016 due to a decrease in gold equivalent ounces sold, slightly offset by an increase in average metal prices realized. The average realized gold price increased to $1,260 per ounce in 2017 from $1,249 per ounce in 2016. Gold equivalent ounces sold in 2017 decreased to 2,621,875 ounces from 2,778,902 ounces in 2016, primarily due to the decrease in production as described above. Production cost of sales decreased by 11% compared to 2016, primarily due to the decrease in gold equivalent ounces sold as described above, as well as a decrease in operating waste mined at Fort Knox. These decreases were partially offset by higher production cost of sales at Bald Mountain due to an increase in gold equivalent ounces sold. The decrease in production cost of sales resulted in a 6% decrease in attributable production cost of sales per equivalent ounce sold compared to 2016. In 2017, depreciation, depletion and amortization decreased by 4% compared to 2016, primarily due to the decrease in gold equivalent ounces sold at Kupol, Paracatu and Maricunga. This decrease was slightly offset by an increase in depreciation, depletion and amortization at Bald Mountain and Round Mountain due to an increase in gold equivalent ounces sold, as well as at Chirano due to an increase in gold equivalent ounces sold and a decrease in the mineral reserves as at December 31, 2016. At December 31, 2017, upon completion of its annual assessment of the carrying value of its Cash Generating Units (“CGUs”), the Company recorded a net, after-tax, impairment reversal of $62.1 million. The impairment reversal was entirely related to property, plant and equipment and included after-tax impairment reversals at Tasiast and Fort Knox of $142.9 million and $86.2 million, respectively, partially offset by an after-tax impairment charge at Paracatu of $167.0 million. The impairment reversals at Tasiast and Fort Knox were mainly due to an increase in the Company’s short-term and long-term gold price estimates, as well as Tasiast Phase Two and additions to Fort Knox’s mineral reserve estimates. The impairment charge at Paracatu was mainly a result of changes in the fiscal regime in Brazil that were considered in the cash flow analysis used to assess its recoverable amount. The impairment charge at Paracatu is net of a tax recovery of $86.0 million and the impairment reversal at Fort Knox is net of a tax expense of $2.4 million. There was no tax impact on the impairment reversal at Tasiast. During 2016, the Company recorded impairment charges at Maricunga of $68.3 million against property, plant and equipment and $71.3 million against metals and supplies inventory as a result of the suspension of mining and crushing activities during the year. Operating earnings increased to $336.5 million in 2017 from $46.3 million in 2016. The change in operating earnings was primarily due to lower impairment charges as well as increased margins (metal sales less production cost of sales). On March 28, 2017, the Company announced that it had entered into an agreement with Goldcorp Inc. (“Goldcorp”) to sell its 25% interest in the Cerro Casale project and its 100% interest in the Quebrada Seca exploration project in Chile. In connection with the sale, the Company recorded a reversal of previously recorded impairment charges of $97.0 million during the three months ende d MDA KINROSS GOLD ANNUAL REPORT 2018 4

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 March 31, 2017 within other income (expense). On June 9, 2017, the Company completed the sale and recognized a gain on disposition of $12.7 million in other income (expense). On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory. On June 14, 2017, the Company completed the sale and recognized a loss on disposition of $1.7 million in other income (expense). On September 18, 2017, the Company entered into an agreement with Integra Resources Corp. (“Integra”) to sell its 100% interest in the DeLamar reclamation property (“DeLamar”). On November 3, 2017, the Company completed the sale and recognized a gain on disposition of $44.2 million in other income (expense). In 2017, net earnings attributable to common shareholders were $445.4 million, or $0.36 per share, compared to a net loss attributable to common shareholders of $104.0 million, or $0.08 per share, in 2016. The change was primarily a result of the increase in operating earnings, the impairment reversal recorded in relation to the sale of Cerro Casale, and gains recognized upon disposition of DeLamar, Cerro Casale and Quebrada Seca, as described above. In addition, an income tax recovery of $23.2 million was recorded in 2017, compared to an income tax expense of $49.6 million in 2016. The $23.2 million income tax recovery recognized in 2017 included a net tax recovery of $83.6 million related to the impairment charge at Paracatu and the impairment reversal at Fort Knox, and an estimated net benefit of $93.4 million due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The estimated net benefit included a benefit of $124.4 million in respect of the collectability of the Alternative Minimum Tax (“AMT”) credit, which is partially offset by the write-down of net deferred tax assets to reflect the reduction in the U.S. corporate tax rate from 35% to 21% beginning January 1, 2018. Further guidance on the implementation and application of the U.S. Tax Reform legislation will be forthcoming in regulations to be issued by the Department of Treasury, legislation or guidance from the states in which the Company operates and directions from the Office of Management and Budget. Such legislation, regulations, directions and additional guidance may require changes to the estimated net benefit recorded and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions , and additional guidance are enacted or released by the relevant authorities. The $49.6 million income tax expense recognized in 2016 included a $65.1 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $32.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016 and a tax benefit of $27.7 million realized by the Company as a result of the acquisition of Bald Mountain and the remaining 50% of Round Mountain. In addition, tax expense decreased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Kinross' combined federal and provincia l statutory tax rate for 2017 was 26.5% (2016 - 26.5%). Adjusted net earnings attributable to common shareholders was $178.7 million, or $0.14 per share, for 2017 compared to adjusted net earnings attributable to common shareholders of $93.0 million, or $0.08 per share, in 2016. The increase in adjusted net earnings was mainly due to the increase in margins described above. In 2017, net cash flow provided from operating activities decreased to $951.6 million from $1,099.2 million in 2016 primarily due to less favourable working capital movements and higher taxes paid, partially offset by higher margins. Adjusted operating cash flow increased to $1,166.7 million from $926.7 million in 2016, primarily due to the increase in margins described above. Capital expenditures increased by 42% in 2017 compared to 2016, primarily due to increased spending at Tasiast, Bald Mountain and Fort Knox, offset by lower spending at Kupol. In 2017, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis decreased from 2016 largely due to lower production cost of sales. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared to 2016, primarily due to an increase in non-sustaining capital expenditures. MDA KINROSS GOLD ANNUAL REPORT 2018 5

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Mineral Reserves1 Kinross’ total estimated proven and probable gold reserves at year-end 2018 were approximately 25.5 million ounces. The decrease of 0.4 million ounces in estimated gold reserves compared to year-end 2017 was mainly a result of production depletion, significantly offset by reserve additions, particularly at Fort Knox. Proven and probable silver reserves at year-end 2018 were estimated at approximately 53.9 million ounces, an increase of 1.3 million ounces compared with year-end 2017, primarily due to reserve additions at Kupol. 1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources ta bles and notes in the Company's news release filed with Canadian and U.S. regulators on February 13, 2019. MDA KINROSS GOLD ANNUAL REPORT 2018 6

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 2.IMPACT OF KEY ECONOMIC TRENDS Price of Gold Source: Bloomberg The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to be closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2018, the price of gold fluctuated between a high of $1,358 per ounce in January to a low of $1,174 per ounce in August, based on daily closing prices. The average price for the year based on the London Bullion Market Association PM Fix was $1,268 per ounce, an $11 per ounce increase over the 2017 average price of $1,257 per ounce. Major influences to the gold price during 2018 included financial market volatility, elevated geopolitical and trade risks, equity market declines in the fourth quarter and an overall uncertain global economic outlook. MDA KINROSS GOLD ANNUAL REPORT 2018 7

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Source: London Bullion Marketing Association London PM Fix 1 Average realized gold price per ounce is a non-GAAP financial measure and is defined in Section 11. In 2018, the Company realized an average gold price of $1,268 per ounce compared to the average PM Fix of $1,268 per ounce. MDA KINROSS GOLD ANNUAL REPORT 2018 8

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Gold Supply and Demand Fundamentals Source: GFMS 2018 Gold Survey Q4 Update Total gold supply in 2018 remains relatively unchanged compared to 2017. Global gold mine production and recycled gold increased by approximately 1.6%. Mine production and recycled gold remain the dominant sources of gold supply, and in 2018 they represented approximately 72% and 28% of total supply, respectively. MDA KINROSS GOLD ANNUAL REPORT 2018 9

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Source: GFMS 2018 Gold Survey Q4 Update Total demand for gold in 2018 increased by 6% relative to 2017. As a result of the Emerging Market countries building their gold reserves, there was an increase of 50% in net purchases by central banks. Jewellery consumption and fabrication makes up 61% of gold demand and remains relatively unchanged from 2017. Retail investment increased by 3%, mainly supported by the increase of 14% in coins investment. MDA KINROSS GOLD ANNUAL REPORT 2018 10

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Cost Sensitivity The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to lab our, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced fuel price increases in 2018, as global fuel supply and demand move towards equilibrium. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - Liquidity and Capital Resources for details. Source: Bloomberg In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both b y promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity. MDA KINROSS GOLD ANNUAL REPORT 2018 11

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Currency Fluctuations Source: Bloomberg At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, the Russian Federation, Ghana, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to high market volatility over the course of the year. Approximately 64% of the Company’s expected attributable production in 2019 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - Liquidity and Capital Resources for details. MDA KINROSS GOLD ANNUAL REPORT 2018 12

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 3.OUTLOOK The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 10 - Risk Analysis. Operational Outlook In 2019, Kinross expects to produce 2.5 million gold equivalent ounces (+/-5%) from its operations, in line with 2018 production. Production is expected to be higher in the second half of 2019 than the first half mainly as a result of the expected Bald Mountain Vantage Complex project ramp up and lower production from Fort Knox in the first quarter as per the mining and milling strategy. Production cost of sales per gold equivalent ounce is expected to be $730 (+/-5%) for 2019, which is in line with full-year 2018 cost of sales. The Company expects all-in sustaining cost to be $995 (+/-5%) per ounce sold on both a gold equivalent and by-product basis for 2019, which is largely in line with full-year 2018 all-in sustaining cost per ounce. Material assumptions used to forecast 2019 production costs are: a gold price of $1,200 per ounce, a silver price of $16 per ounce, an oil price of $65 per barrel, and foreign exchange rates of 3.50 Brazilian reais to the U.S. dollar, 1.30 Canadian dollars to the U.S. dollar, 60 Russian roubles to the U.S. dollar, 650 Chilean pesos to the U.S. dollar, 4.50 Ghanaian cedi to the U.S. dollar, 35 Mauritanian ouguiya to the U.S. dollar, and 1.11 U.S. dollars to the Euro. Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on our production cost of sales per ounce, and specific to the Russian rouble and Brazilian real, a 10% change in these exchange rates would be expected to result in an impact of approximately $19 and $27 on Russian and Brazilian production cost of sales per ounce, respectively. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our production cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $5 impact on our production cost of sales per ounce as a result of a change in royalties owing. Total capital expenditures for 2019 are forecast to be approximately $1,050 million (+/-5%) (including capitalized interest of approximately $65 million). Of this amount, sustaining capital expenditures are expected to be approximately $445 million, with non-sustaining capital expenditures of approximately $540 million for the Tasiast West Branch stripping and expansion project, the Round Mountain Phase W project, and other development projects and studies. The 2019 forecast for exploration is approximately $75 million, none of which is expected to be capitalized, with 2019 overhead (general and administrative and business development expenses) forecast to be approximately $165 million, both of which are consistent with last year’s guidance. Other operating costs expected to be incurred in 2019 are approximately $100 million, which includes approximately $40 million of care and maintenance costs in Chile and at Kettle River-Buckhorn. Based on our assumed gold price of $1,200 and other inputs, tax expense is expected to be negligible and taxes paid are expected to be $95 million, with tax expense increasing at 16% of any profit resulting from higher gold prices and taxes paid increasing at a lower rate of 5%. With a $100 increase in the realized gold price, tax expense and taxes paid are expected to be $40 million and $105 million, respectively. Depreciation, depletion and amortization is forecast to be approximately $330 (+/-5%) per gold equivalent ounce. MDA KINROSS GOLD ANNUAL REPORT 2018 13

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 4.PROJECT UPDATES AND NEW DEVELOPMENTS Tasiast Expansion Update Tasiast continues to perform strongly, achieving record quarterly production in the fourth quarter of 2018. The site is curre ntly exceeding throughput and recovery expectations. The Phase One expansion has been completed successfully and the new Semi-Autogenous Grinding (“SAG”) mill is performing very well. In addition, continuous improvement initiatives have been undertaken which are expected to result in meaningful cost and operational improvements. The Company expects Tasiast to continue to deliver strong operational performance in 2019. The Phase Two expansion continues to be a viable option as the Company completes its evaluation of alternative approaches to further increase throughput at Tasiast. The evaluation is seeking ways to reduce capital expenditures, while preserving the overall value proposition, and incorporates strong Phase One performance results, including throughput averaging above nameplate capacity. Phase Two expansion considerations include, among other matters: results from the Company’s evaluation of alternative throughput approaches; acceptable project financing terms; capital priorities across the Company’s portfolio; and, the ongoing discussions with the Government of Mauritania. These discussions with the Government have focused on matters that arise occasionally and are generally common to the mining sector. These matters include tax issues, expatriate work permits, and increasing opportunities for local suppliers, in accordance with the Company’s policy and applicable laws. In addition, the parties have engaged in an ongoing dialogue regarding the Company’s exemption from importation duties on fuel under the Tasiast Mining Convention. More specifically, the Government has questioned whether some of the fuel purchased by the Company in the past under the exemption was used for non-exempt purposes and, since the first quarter of 2018, has not processed the paperwork necessary for the Company to purchase tax exempt fuel. The Company has reviewed the matter, including its onsite fuel usage, and based on its clear exemption right, does not agree with the Governm ent’s non-exemption of fuel. Further, the Company continues to seek from the Government an exploitation license for Tasiast Sud. The Government has not expressed an intention to re-open the Tasiast Mining Convention, and in any event, the Company remains protected by its rights under the Mining Convention, which includes international arbitration provisions. The existing Tasiast operation is also covered under the Company’s political risk insurance policy with the Multilateral Investment Guarantee Agency (“MIGA”), a member of the World Bank Group. The Company continues to advance discussions to obtain approximately $300 million in project financing for Tasiast. In addition to the previously signed mandate letters with Export Development Canada (“EDC”) and the International Finance Corporation (“IFC”), which indicated their interest in the financing, subject to completing due diligence, two commercial banks have also expressed interest in the financing and are now engaged in the due diligence process. The financing is progressing and completion is targeted for mid-2019. There are Presidential elections expected in Mauritania in 2019. The Company will continue to focus on operating and optimizing Tasiast, while at the same time, advancing the proactive discussions with the Government. The Presidential elections may impact on the timing and substance of such discussions. Round Mountain Phase W The Round Mountain Phase W project continues to progress on schedule and on budget, with pre-stripping advancing well. Initial low grade Phase W ore has been encountered and is being placed on the existing heap leach pads. Construction of the new heap leach pad is now approximately 80% complete, while construction of the vertical carbon-in-column (VCIC) plant is approximately 50% complete, with commissioning for both expected to start in the second quarter of 2019. Construction of mine infrastructure such as the truck shop, warehouse, wash bay and fuel island are all proceeding as planned and are approximately 35% complete. Fort Knox Gilmore The Fort Knox Gilmore project is progressing well, on schedule and on budget, with initial ore expected in early 2020. Construction of the heap leach has begun and will continue during the 2019 and 2020 construction seasons. Expansion of the dewatering system will continue throughout the year in anticipation of stripping that is expected to commence in the third quarter of 2019. MDA KINROSS GOLD ANNUAL REPORT 2018 14

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Bald Mountain Vantage Complex The Bald Mountain Vantage Complex project is proceeding well, with construction of the heap leach approximately 85% complete, and the VCIC approximately 30% complete. Some challenges due to weather and a tight labour market have been encountered, but commissioning of the heap leach and processing facilities remain on track to begin later in the first quarter of 2019. Support infrastructure including the truck shop, warehouse, and wash bay is approximately 25% complete. Stacking of economic but previously leached ore on the new heap leach pad is underway with approximately 50% of the material moved onto a segregated portion. Mining activities at the Vantage Complex have commenced and initial ore is now being mined and stockpiled in preparation for placement on the new heap. Chile Projects On February 2, 2018, Compania Minera Mantos de Oro (“MDO”), a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding the Company’s La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company completed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash, of which $35.0 million was paid on closing and the balance of $30.0 million was paid on January 30, 2019, and transaction costs of $0.1 million. The Company now has the Phase 7 mining rights contemplated in the project pre-feasibility study completed in 2015 and fully owns the Phase 7 deposit. The feasibility study for the La Coipa Restart project and the scoping study for the Lobo-Marte project are both proceeding well, and are expected to conclude in the third quarter of 2019 and first quarter of 2019, respectively. Permitting is in place for the La Coipa Restart project and permitting strategy planning has begun at Lobo-Marte. Recent Transactions Acquisition of power plants in Brazil On February 14, 2018, Kinross Brasil Mineração, a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $253.7 million (R$835.0 million). The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. On July 31, 2018, the Company completed the transaction. The Company funded the transaction with cash while continuing to consider future debt financing to fund the initial capital used for the acquisition. Acquisition of remaining 50% interest in Bald Mountain exploration joint venture On completion of the acquisition of the Bald Mountain mine in 2016, KG Mining (Bald Mountain) Inc. (“KGBM”), a subsidiary of the Company, entered into a 50/50 exploration joint venture with Barrick Gold Corporation (“Barrick”). On October 2, 2018, KGBM signed and completed a transaction with Barrick to acquire the remaining 50% interest in the exploration joint venture that it did not already own for consideration including $15.5 million in cash and a 1.25% net smelter royalty. The Company now owns 100% of the Bald Mountain property, the largest private mining land package in the U.S. Other Developments Board of Directors update Mr. John Oliver, Kinross’ independent Board Chair since 2002, announced his retirement from his role as Board Chair effective December 31, 2018. Ms. Catherine McLeod-Seltzer, a Board member since 2005, has been appointed the new independent Chair of Kinross, effective January 1, 2019. MDA KINROSS GOLD ANNUAL REPORT 2018 15

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

## 5. CONSOLIDATED RESULTS OF OPERATIONS

### Operating Highlights

| | Years ended December 31, | | | 2018 vs. 2017 | | 2017 vs. 2016 | |
|---|---|---|---|---|---|---|---|
| *(in millions, except ounces and per ounce amounts)* | **2018** | 2017 | 2016 | **Change** | **% Change[d]** | Change | % Change[d] |
| **Operating Statistics** | | | | | | | |
| Total gold equivalent ounces[a] | | | | | | | |
| Produced[b] | **2,475,068** | 2,698,136 | 2,810,345 | **(223,068)** | **(8%)** | (112,209) | (4%) |
| Sold[b] | **2,532,912** | 2,621,875 | 2,778,902 | **(88,963)** | **(3%)** | (157,027) | (6%) |
| Attributable gold equivalent ounces[a] | | | | | | | |
| Produced[b] | **2,452,398** | 2,673,533 | 2,789,150 | **(221,135)** | **(8%)** | (115,617) | (4%) |
| Sold[b] | **2,510,419** | 2,596,754 | 2,758,306 | **(86,335)** | **(3%)** | (161,552) | (6%) |
| Gold ounces - sold | **2,480,529** | 2,553,178 | 2,697,912 | **(72,649)** | **(3%)** | (144,734) | (5%) |
| Silver ounces - sold (000's) | **4,232** | 5,058 | 5,913 | **(826)** | **(16%)** | (855) | (14%) |
| Average realized gold price per ounce[c] | **$ 1,268** | $ 1,260 | $ 1,249 | **$ 8** | **1%** | $ 11 | 1% |
| **Financial data** | | | | | | | |
| Metal sales | **$ 3,212.6** | $ 3,303.0 | $ 3,472.0 | **$ (90.4)** | **(3%)** | $ (169.0) | (5%) |
| Production cost of sales | **$ 1,860.5** | $ 1,757.4 | $ 1,983.8 | **$ 103.1** | **6%** | $ (226.4) | (11%) |
| Depreciation, depletion and amortization | **$ 772.4** | $ 819.4 | $ 855.0 | **$ (47.0)** | **(6%)** | $ (35.6) | (4%) |
| Impairment, net of reversals | **$ -** | $ 21.5 | $ 139.6 | **$ (21.5)** | **nm** | $ (118.1) | (85%) |
| Operating earnings | **$ 200.5** | $ 336.5 | $ 46.3 | **$ (136.0)** | **(40%)** | $ 290.2 | nm |
| Net (loss) earnings attributable to common shareholders | **$ (23.6)** | $ 445.4 | $ (104.0) | **$ (469.0)** | **(105%)** | $ 549.4 | nm |

*(a) "Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.*
*(b) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2018 was 80.74:1 (2017 - 73.72:1 and 2016 - 72.95:1).*
*(c) "Average realized gold price per ounce" is a non-GAAP financial measure and is defined in Section 11.*
*(d) "nm" means not meaningful.*

MDA
KINROSS GOLD ANNUAL REPORT 2018 16

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

### Operating Earnings (Loss) by Segment

| | Years ended December 31, | | | 2018 vs. 2017 | | 2017 vs. 2016 | |
|---|---|---|---|---|---|---|---|
| *(in millions)* | **2018** | 2017 | 2016 | **Change** | **% Change** | Change | % Change[c] |
| **Operating segments** | | | | | | | |
| Fort Knox | **$ (41.5)** | $ 224.7 | $ 110.0 | **$ (266.2)** | **(118%)** | 114.7 | 104% |
| Round Mountain | **154.1** | 139.7 | 85.8 | **14.4** | **10%** | 53.9 | 63% |
| Bald Mountain | **110.7** | 68.5 | (37.4) | **42.2** | **62%** | 105.9 | nm |
| Paracatu | **69.9** | (263.3) | 36.2 | **333.2** | **127%** | (299.5) | nm |
| Maricunga | **45.1** | 21.3 | (150.6) | **23.8** | **112%** | 171.9 | 114% |
| Kupol[a] | **187.2** | 225.0 | 345.3 | **(37.8)** | **(17%)** | (120.3) | (35%) |
| Tasiast | **(85.9)** | 118.8 | (119.9) | **(204.7)** | **(172%)** | 238.7 | 199% |
| Chirano | **(6.2)** | (27.5) | (58.0) | **21.3** | **77%** | 30.5 | 53% |
| **Non-operating segment** | | | | | | | |
| Corporate and other[b] | **(232.9)** | (170.7) | (165.1) | **(62.2)** | **(36%)** | (5.6) | (3%) |
| **Total** | **$ 200.5** | $ 336.5 | $ 46.3 | **$ (136.0)** | **(40%)** | $ 290.2 | nm |

(a) *The Kupol segment includes the Kupol and Dvoinoye mines.*

(b) *"Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including Kettle River-Buckhorn, La Coipa, Lobo-Marte, Cerro Casale until its disposal on June 9, 2017 and White Gold until its disposal on June 14, 2017).*

(c) *"nm" means not meaningful.*

17 MDA
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

**Mining Operations**

**Fort Knox (100% ownership and operator) – USA**

| | Years ended December 31, | | | |
|---|---|---|---|---|
| | **2018** | 2017 | **Change** | **% Change[c]** |
| **Operating Statistics** | | | | |
| Tonnes ore mined (000's) | **24,646** | 26,362 | **(1,716)** | **(7%)** |
| Tonnes processed (000's)[a] | **28,097** | 32,736 | **(4,639)** | **(14%)** |
| Grade (grams/tonne)[b] | **0.50** | 0.84 | **(0.34)** | **(40%)** |
| Recovery[b] | **81.5%** | 82.5% | **(1.0%)** | **(1%)** |
| Gold equivalent ounces: | | | | |
| Produced | **255,569** | 381,115 | **(125,546)** | **(33%)** |
| Sold | **256,037** | 381,779 | **(125,742)** | **(33%)** |
| | | | | |
| **Financial Data** (in millions) | | | | |
| Metal sales | **$ 325.5** | $ 481.1 | **$ (155.6)** | **(32%)** |
| Production cost of sales | **214.4** | 239.9 | **(25.5)** | **(11%)** |
| Depreciation, depletion and amortization | **109.7** | 86.6 | **23.1** | **27%** |
| Impairment reversal | **-** | (88.6) | **88.6** | **nm** |
| | **1.4** | 243.2 | **(241.8)** | **(99%)** |
| Other | **38.2** | 9.5 | **28.7** | **nm** |
| Exploration and business development | **4.7** | 9.0 | **(4.3)** | **(48%)** |
| Segment operating (loss) earnings | **$ (41.5)** | $ 224.7 | **$ (266.2)** | **(118%)** |

*(a) Includes 16,307,000 tonnes placed on the heap leach pads during 2018 (2017 - 20,267,000 tonnes).*
*(b) Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.19 grams per tonne during 2018 (2017 - 0.25 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.*
*(c) "nm" means not meaningful.*

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

***2018 vs. 2017***

In 2018, tonnes of ore mined decreased by 7% compared to 2017, largely due to the impact of the pit wall slide in the first quarter of 2018, higher than average rainfall in the second half of 2018, and an increase in capital development activity related to Phase 8 East. Mining activities in 2018 were primarily focused on mining a higher proportion of lower grade leachable ore from Phase 8 South and West. Tonnes of ore processed decreased by 14% in 2018 compared to 2017, primarily due to a decrease in tonnes of ore mined and placed on the heap leach pads. Mill grades were 40% lower in 2018 compared to 2017, mainly due to the pit wall slide in the first quarter of 2018 that restricted access to higher grade ore. Gold equivalent ounces produced and sold decreased by 33% compared to 2017, primarily due to the decreases in grades and tonnes of ore processed, partially offset by the timing of ounces processed through the mill.

Metal sales decreased by 32% in 2018 compared to 2017, due to the decrease in gold equivalent ounces sold, partially offset by an increase in average metal prices realized. During 2018, production cost of sales was lower by 11% compared to 2017, due to the decrease in gold equivalent ounces sold, partially offset by an increase in operating waste mined. Depreciation, depletion and amortization increased by 27% compared to 2017, mainly due to an increase in the depreciable asset base related to the impairment reversal recognized in the fourth quarter of 2017, partially offset by the decrease in gold equivalent ounces sold.

At December 31, 2017, the Company recognized a reversal of previously recorded impairment charges of $88.6 million. The non-cash impairment reversal related to property, plant and equipment was primarily due to an increase in the Company's estimates of future metal prices and additions to Fort Knox's mineral reserve estimates. No such impairment reversal was recognized in 2018.

In 2018, other operating costs of $38.2 million includes $37.9 million of costs as a result of production issues associated with the pit wall slide.

MDA
KINROSS GOLD ANNUAL REPORT 2018 18

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

### Round Mountain (100% ownership and operator) – USA

| | Years ended December 31, | | | |
|---|---|---|---|---|
| | 2018 | 2017 | Change | % Change |
| **Operating Statistics** | | | | |
| Tonnes ore mined (000's) | 22,023 | 26,418 | (4,395) | (17%) |
| Tonnes processed (000's)[(a)] | 24,770 | 23,270 | 1,500 | 6% |
| Grade (grams/tonne)[(b)] | 1.46 | 1.41 | 0.05 | 4% |
| Recovery[(b)] | 83.8% | 81.2% | 2.6% | 3% |
| Gold equivalent ounces: | | | | |
| Produced | 385,601 | 436,932 | (51,331) | (12%) |
| Sold | 381,478 | 438,051 | (56,573) | (13%) |
| | | | | |
| **Financial Data** (in millions) | | | | |
| Metal sales | $ 483.9 | $ 552.2 | $ (68.3) | (12%) |
| Production cost of sales | 277.6 | 302.5 | (24.9) | (8%) |
| Depreciation, depletion and amortization | 51.0 | 107.4 | (56.4) | (53%) |
| | 155.3 | 142.3 | 13.0 | 9% |
| Exploration and business development | 1.2 | 2.6 | (1.4) | (54%) |
| Segment operating earnings | $ 154.1 | $ 139.7 | $ 14.4 | 10% |

*(a) Includes 21,118,000 tonnes placed on the heap leach pads during 2018 (2017 - 19,611,000 tonnes).*

*(b) Amounts represent mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.36 grams per tonne during 2018 (2017 - 0.50 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.*

The Company acquired its 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine, from Barrick.

***2018 vs. 2017***

In 2018, tonnes of ore mined decreased by 17% compared to 2017, largely due to an increase in capital development activity related to the Phase W project. Tonnes of ore processed increased by 6% compared to 2017, primarily due to a higher proportion of leach grade material mined and stacked on the heap leach pads. Gold equivalent ounces produced and sold decreased by 12% and 13%, respectively, compared to 2017, primarily due to fewer ounces recovered from the heap leach pads.

Metal sales decreased by 12% in 2018 compared to 2017, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales decreased by 8% in 2018 compared to 2017, mainly due to the decrease in gold equivalent ounces sold and a decrease in operating waste mined. Depreciation, depletion and amortization decreased by 53% compared to 2017, primarily due to the decrease in gold equivalent ounces sold and an increase in mineral reserves in the third quarter of 2017.

19 MDA
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

**Bald Mountain (100% ownership and operator) – USA**

| | Years ended December 31, | | | |
|---|---|---|---|---|
| | 2018 | 2017 | Change | % Change[b] |
| **Operating Statistics**[a] | | | | |
| Tonnes ore mined (000's) | **24,477** | 21,615 | **2,862** | **13%** |
| Tonnes processed (000's) | **23,654** | 21,615 | **2,039** | **9%** |
| Grade (grams/tonne) | **0.43** | 0.80 | **(0.37)** | **(46%)** |
| Gold equivalent ounces: | | | | |
| Produced | **284,646** | 282,715 | **1,931** | **1%** |
| Sold | **318,091** | 262,916 | **55,175** | **21%** |
| | | | | |
| **Financial Data** (in millions) | | | | |
| Metal sales | **$ 403.9** | $ 331.5 | **$ 72.4** | **22%** |
| Production cost of sales | **174.1** | 168.9 | **5.2** | **3%** |
| Depreciation, depletion and amortization | **99.7** | 83.5 | **16.2** | **19%** |
| | **130.1** | 79.1 | **51.0** | **64%** |
| Other | **7.9** | 1.1 | **6.8** | **nm** |
| Exploration and business development | **11.5** | 9.5 | **2.0** | **21%** |
| Segment operating earnings | **$ 110.7** | $ 68.5 | **$ 42.2** | **62%** |

*(a) Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.*
*(b) "nm" means not meaningful.*

The Company completed the acquisition of 100% of the Bald Mountain open pit mine on January 11, 2016 from Barrick, which includes a large associated land package. On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture that it did not already own from Barrick, giving Kinross 100% ownership of the Bald Mountain land package.

***2018 vs. 2017***

In 2018, tonnes of ore mined and processed increased by 13% and 9%, respectively, compared to 2017, as mining activities were primarily focused on the Poker pit. Mining in a lower grade portion of the Poker pit resulted in a 46% decrease in grade compared to 2017. Gold equivalent ounces sold in 2018 were higher than production due to the timing of sales.

In 2018, metal sales increased by 22%, due to the increase in gold equivalent ounces sold and an increase in average metal prices realized. Production cost of sales increased by 3% compared to 2017 due to the increase in gold equivalent ounces sold, largely offset by less operating waste mined. Depreciation, depletion and amortization increased by 19% compared to 2017, primarily due to the increase in gold equivalent ounces sold.

MDA
KINROSS GOLD ANNUAL REPORT 2018 20

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

**Paracatu (100% ownership and operator) – Brazil**

| | Years ended December 31, | | | |
|---|---|---|---|---|
| | 2018 | 2017 | Change | % Change[(a)] |
| **Operating Statistics** | | | | |
| Tonnes ore mined (000's) | **47,910** | 27,770 | **20,140** | **73%** |
| Tonnes processed (000's) | **54,141** | 37,623 | **16,518** | **44%** |
| Grade (grams/tonne) | **0.39** | 0.41 | **(0.02)** | **(5%)** |
| Recovery | **77.7%** | 74.6% | **3.1%** | **4%** |
| Gold equivalent ounces: | | | | |
| Produced | **521,575** | 359,959 | **161,616** | **45%** |
| Sold | **523,417** | 356,251 | **167,166** | **47%** |
| | | | | |
| **Financial Data** (in millions) | | | | |
| Metal sales | **$ 663.1** | $ 447.0 | **$ 216.1** | **48%** |
| Production cost of sales | **430.5** | 310.2 | **120.3** | **39%** |
| Depreciation, depletion and amortization | **148.9** | 127.0 | **21.9** | **17%** |
| Impairment charge | **-** | 253.0 | **(253.0)** | **nm** |
| | **83.7** | (243.2) | **326.9** | **134%** |
| Other | **13.8** | 20.1 | **(6.3)** | **(31%)** |
| Segment operating earnings (loss) | **$ 69.9** | $ (263.3) | **$ 333.2** | **127%** |

*(a) "nm" means not meaningful.*

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, upon the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

***2018 vs. 2017***

In 2018, tonnes of ore mined and processed increased by 73% and 44%, respectively, compared to 2017, primarily due to a curtailment of such activities in the third quarter of 2017 as a result of lower than average rainfall in the area. Mining and processing activities resumed in the fourth quarter of 2017 upon receiving sufficient rainfall. Grades decreased by 5% in 2018 compared to 2017, largely due to mining in lower grade areas, as per the mine plan. Recoveries increased by 4% due to plant efficiencies achieved through continued optimization. Gold equivalent ounces produced and sold increased by 45% and 47%, respectively, compared to 2017, primarily due to the temporary curtailment of mining and processing activities in the third quarter of 2017.

Metal sales increased by 48% in 2018, due to the increase in gold equivalent ounces sold and an increase in metal prices realized. Production cost of sales increased by 39% in 2018 compared to 2017, primarily due to the increase in gold equivalent ounces sold, partially offset by decreases in power and contractor costs and favourable foreign exchange movements. Depreciation, depletion and amortization increased by 17% in 2018, primarily due to the increase in gold equivalent ounces sold, partially offset by a decrease in the depreciable asset base related to an impairment charge recognized in the fourth quarter of 2017.

At December 31, 2017, the Company recorded a non-cash impairment charge of $253.0 million related to property, plant and equipment. The impairment charge at Paracatu was mainly a result of changes in the fiscal regime in Brazil that were considered in the cash flow analysis used to assess Paracatu's recoverable amount. No such impairment charge was recognized in 2018.

In 2018, other operating costs of $13.8 million includes $3.4 million of costs related to the acquisition of the two hydroelectric power plants in July 2018. Other operating costs of $20.1 million in 2017 includes $23.6 million of costs related to the temporary curtailment, offset by revenues of $9.0 million related to the sale of excess energy that became available as a result of the curtailment.

21 MDA
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

**Maricunga (100% ownership and operator) – Chile**

| | Years ended December 31, | | | |
|---|---|---|---|---|
| | **2018** | 2017 | **Change** | **% Change[(b)]** |
| **Operating Statistics[(a)]** | | | | |
| Tonnes ore mined (000's) | - | - | - | - |
| Tonnes processed (000's) | - | - | - | - |
| Grade (grams/tonne) | - | - | - | - |
| Gold equivalent ounces: | | | | |
| Produced | **60,066** | 91,127 | **(31,061)** | **(34%)** |
| Sold | **89,959** | 41,316 | **48,643** | **118%** |
| | | | | |
| **Financial Data** (in millions) | | | | |
| Metal sales | **$ 113.6** | $ 52.0 | **$ 61.6** | **118%** |
| Production cost of sales | **65.7** | 19.9 | **45.8** | **nm** |
| Depreciation, depletion and amortization | **4.0** | 4.6 | **(0.6)** | **(13%)** |
| | **43.9** | 27.5 | **16.4** | **60%** |
| Other | **(1.3)** | 6.1 | **(7.4)** | **(121%)** |
| Exploration and business development | **0.1** | 0.1 | **-** | **0%** |
| Segment operating earnings | **$ 45.1** | $ 21.3 | **$ 23.8** | **112%** |

*(a) Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.*
*(b) "nm" means not meaningful.*

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema Gold Corporation ("Bema"). During 2016, mining activities at Maricunga were suspended as a result of the imposition of a water curtailment order by Chile's environmental enforcement authority (the "SMA").

***2018 vs. 2017***

As a result of the suspension of mining and crushing activities at Maricunga since 2016, there was no ore mined and processed in 2018 and 2017. Gold equivalent ounces produced decreased by 34% compared to 2017 as rinsing of ore placed on the heap leach pads prior to the suspension of mining activities continued to ramp down during 2018. Gold equivalent ounces sold in 2018 increased by 118% due to timing of sales.

Metal sales increased by 118% compared to 2017, due to the increase in gold equivalent ounces sold as well as an increase in average metal prices realized. Production cost of sales increased by $45.8 million compared to 2017, primarily due to the increase in gold equivalent ounces sold.

MDA
KINROSS GOLD ANNUAL REPORT 2018 22

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

**Kupol (100% ownership and operator) – Russian Federation[(a)]**

| | Years ended December 31, | | | |
|---|---|---|---|---|
| | 2018 | 2017 | Change | % Change |
| **Operating Statistics** | | | | |
| Tonnes ore mined (000's)[(b)] | 1,636 | 1,915 | (279) | (15%) |
| Tonnes processed (000's) | 1,721 | 1,733 | (12) | (1%) |
| Grade (grams/tonne): | | | | |
| Gold | 8.61 | 10.01 | (1.40) | (14%) |
| Silver | 70.94 | 81.11 | (10.17) | (13%) |
| Recovery: | | | | |
| Gold | 94.6% | 94.8% | (0.2%) | (0%) |
| Silver | 83.5% | 84.8% | (1.3%) | (2%) |
| Gold equivalent ounces:[(c)] | | | | |
| Produced | 489,947 | 580,451 | (90,504) | (16%) |
| Sold | 494,835 | 577,007 | (82,172) | (14%) |
| Silver ounces: | | | | |
| Produced (000's) | 3,306 | 3,879 | (573) | (15%) |
| Sold (000's) | 3,218 | 3,873 | (655) | (17%) |
| | | | | |
| **Financial Data** (in millions) | | | | |
| Metal sales | $ 627.7 | $ 726.9 | $ (99.2) | (14%) |
| Production cost of sales | 288.2 | 300.9 | (12.7) | (4%) |
| Depreciation, depletion and amortization | 133.5 | 184.2 | (50.7) | (28%) |
| | 206.0 | 241.8 | (35.8) | (15%) |
| Other | (0.4) | (0.3) | (0.1) | (33%) |
| Exploration and business development | 19.2 | 17.1 | 2.1 | 12% |
| Segment operating earnings | $ 187.2 | $ 225.0 | $ (37.8) | (17%) |

*(a) The Kupol segment includes the Kupol and Dvoinoye mines.*
*(b) Includes 447,000 tonnes of ore mined from Dvoinoye during 2018 (2017 - 668,000).*
*(c) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2018 was 80.74:1 (2017 - 73.72:1).*

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007. The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011.

***2018 vs. 2017***

In 2018, tonnes of ore mined decreased by 15%, compared to 2017, primarily due to mining in deeper and narrower parts of the ore bodies, as per the mine plan, and the completion of mining of the September Northeast deposit in December 2017. Mill grades were lower compared to 2017, largely due to an increase in the proportion of ore processed from the low-grade stopes at Dvoinoye, as per the mine plan. Gold equivalent ounces produced and sold decreased by 16% and 14%, respectively, compared to 2017, primarily as a result of the decrease in grades. In 2018, gold equivalent ounces sold were higher than production due to timing of sales.

Metal sales decreased by 14% in 2018 compared to 2017 due to the decrease in gold equivalent ounces sold, partially offset by higher average metal prices realized. In 2018, production cost of sales decreased by 4% compared with 2017, primarily due to the decrease in gold equivalent ounces sold and favourable foreign exchange movements, partially offset by higher plant maintenance, contractor, and fuel costs. Depreciation, depletion and amortization decreased by 28% compared to 2017, largely due to the decrease in gold equivalent ounces sold and the addition of mineral reserves at Dvoinoye at the end of 2017.

23 MDA
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

**Tasiast (100% ownership and operator) – Mauritania**

| | Years ended December 31, | | | |
|---|---|---|---|---|
| | 2018 | 2017 | Change | % Change[c] |
| **Operating Statistics** | | | | |
| Tonnes ore mined (000's) | 8,206 | 6,685 | 1,521 | 23% |
| Tonnes processed (000's)[a] | 5,692 | 4,101 | 1,591 | 39% |
| Grade (grams/tonne)[b] | 2.02 | 2.36 | (0.34) | (14%) |
| Recovery[b] | 92.6% | 92.3% | 0.3% | 0% |
| Gold equivalent ounces: | | | | |
| Produced | 250,965 | 243,240 | 7,725 | 3% |
| Sold | 243,241 | 236,256 | 6,985 | 3% |
| | | | | |
| **Financial Data** (in millions) | | | | |
| Metal sales | $ 307.8 | $ 298.4 | $ 9.4 | 3% |
| Production cost of sales | 237.3 | 178.2 | 59.1 | 33% |
| Depreciation, depletion and amortization | 95.5 | 78.6 | 16.9 | 22% |
| Impairment reversal | - | (142.9) | 142.9 | nm |
| | (25.0) | 184.5 | (209.5) | (114%) |
| Other | 52.4 | 60.0 | (7.6) | (13%) |
| Exploration and business development | 8.5 | 5.7 | 2.8 | 49% |
| Segment operating (loss) earnings | $ (85.9) | $ 118.8 | $ (204.7) | (172%) |

*(a) Includes 1,958,000 tonnes placed on the dump leach pads during 2018 (2017 - 1,056,000 tonnes).*
*(b) Amount represents mill grade and recovery only. Ore placed on the dump leach pads had an average grade of 0.36 grams per tonne during 2018 (2017 - 0.65 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.*
*(c) "nm" means not meaningful.*

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. ("Red Back"). The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital Nouakchott.

***2018 vs. 2017***

Tonnes of ore mined increased by 23% compared to 2017, consistent with the mine plan that involved mining a higher proportion of lower grade leachable ore. In 2018, tonnes of ore processed increased by 39% compared to 2017, primarily due to an increase in mill throughput upon completion of the Phase One project and the commissioning of the SAG mill, as well as an increase in tonnes placed on the dump leach pads. Mill grades decreased by 14% compared to 2017, mainly due to planned mine sequencing. In 2018, gold equivalent ounces produced and sold increased by 3% compared to 2017, primarily due to the increase in mill throughput, partially offset by the decrease in grades.

Metal sales increased by 3% compared with 2017 due to the increase in gold equivalent ounces sold and an increase in average metal prices realized. In 2018, production cost of sales increased by 33% compared to 2017, primarily due to the increase in gold equivalent ounces sold as well as an increase in operating waste mined and higher fuel, reagent, and maintenance costs. Depreciation, depletion and amortization increased by 22% in 2018, primarily due to an increase in the depreciable asset base largely primarily related to the completion of the Phase One project and the impairment reversal recognized in the fourth quarter of 2017.

At December 31, 2017, the Company recognized a reversal of previously recorded impairment charges of $142.9 million. The non-cash impairment reversal related to property, plant and equipment was primarily as a result of an increase in the Company's estimates of future metal prices and Tasiast Phase Two. No such impairment reversal was recognized in 2018.

MDA
KINROSS GOLD ANNUAL REPORT 2018 24

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

### Chirano (90% ownership and operator) – Ghana[(a)]

| | Years ended December 31, | | | |
|---|---|---|---|---|
| | 2018 | 2017 | Change | % Change[(b)] |
| **Operating Statistics** | | | | |
| Tonnes ore mined (000's) | 2,013 | 2,410 | (397) | (16%) |
| Tonnes processed (000's) | 3,506 | 3,438 | 68 | 2% |
| Grade (grams/tonne) | 2.18 | 2.44 | (0.26) | (11%) |
| Recovery | 92.1% | 92.2% | (0.1%) | (0%) |
| Gold equivalent ounces: | | | | |
| Produced | 226,699 | 246,027 | (19,328) | (8%) |
| Sold | 224,927 | 251,212 | (26,285) | (10%) |
| | | | | |
| **Financial Data** (in millions) | | | | |
| Metal sales | $ 286.0 | $ 317.6 | $ (31.6) | (10%) |
| Production cost of sales | 172.7 | 200.1 | (27.4) | (14%) |
| Depreciation, depletion and amortization | 123.8 | 138.6 | (14.8) | (11%) |
| | (10.5) | (21.1) | 10.6 | 50% |
| Other | (10.3) | (1.8) | (8.5) | nm |
| Exploration and business development | 6.0 | 8.2 | (2.2) | (27%) |
| Segment operating loss | $ (6.2) | $ (27.5) | $ 21.3 | 77% |

*(a) Operating statistics and financial data are at 100% for all periods.*
*(b) "nm" means not meaningful.*

Kinross acquired its 90% interest in the Chirano mine on September 17, 2010 upon completing its acquisition of Red Back. Chirano is located in southwestern Ghana, approximately 100 kilometres southwest of Kumasi, Ghana's second largest city. A 10% carried interest is held by the government of Ghana.

***2018 vs. 2017***

Tonnes of ore mined in 2018 decreased by 16% compared to 2017, primarily due to the completion of open pit mining at the end of the second quarter of 2017, partially offset by increased mining activities at the Akoti and Akwaaba underground deposits. Tonnes of ore processed were higher compared to 2017, largely due to increased mill availability as a result of a more stable power supply. Mill grade decreased by 11% in 2018 due to planned mine sequencing which saw greater reliance on stockpiled material. Gold equivalent ounces produced and sold decreased by 8% and 10%, respectively, compared with 2017, primarily due to the decrease in mill grade.

In 2018, metal sales decreased by 10% compared to 2017, due to the decrease in gold equivalent ounces sold, partially offset by an increase in metal prices realized. Production cost of sales decreased by 14% compared to 2017, primarily due to the decrease in gold equivalent ounces sold, and lower overhead, maintenance, and power costs. Depreciation, depletion and amortization decreased by 11% compared to 2017, largely due to the decrease in gold equivalent ounces sold, and a lower depreciable asset base.

25 MDA
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

### Impairment, Net of Reversals

| | Years ended December 31, | | | |
|---|---|---|---|---|
| (in millions) | 2018 | 2017 | Change | % Change[(a)] |
| Property, plant and equipment (i) | $ - | $ 21.5 | $ (21.5) | nm |

*(a) "nm" means not meaningful.*

**i. Property, plant and equipment**

No impairment charges or impairment reversals were recognized in 2018.

At December 31, 2017, upon completion of its annual assessment of the carrying value of its CGUs, the Company recorded a net, after-tax, impairment reversal of $62.1 million. The impairment reversal was entirely related to property, plant and equipment and included after-tax impairment reversals at Tasiast and Fort Knox of $142.9 million and $86.2 million, respectively, partially offset by an after-tax impairment charge at Paracatu of $167.0 million. The impairment reversals at Tasiast and Fort Knox were mainly due to an increase in the Company's short-term and long-term gold price estimates, as well as Tasiast Phase Two and additions to Fort Knox's mineral reserve estimates. For Tasiast, the reversal represents a partial reversal of the total impairment charges previously recorded. For Fort Knox, the reversal represented a full reversal of the remaining impairment charge recorded in 2015. The impairment charge at Paracatu was mainly a result of changes in the fiscal regime in Brazil that were considered in the cash flow analysis used to assess its recoverable amount. The impairment charge at Paracatu was net of a tax recovery of $86.0 million and the impairment reversal at Fort Knox was net of a tax expense of $2.4 million. The net tax recovery of $83.6 million was recorded within income tax expense. There was no tax impact on the impairment reversal at Tasiast.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

### Other Operating Expense

| | Years ended December 31, | | | |
|---|---|---|---|---|
| (in millions) | 2018 | 2017 | Change | % Change |
| Other operating expense | $ 137.0 | $ 129.6 | $ 7.4 | 6% |

In 2018, other operating expense included $37.9 million of costs as a result of production issues associated with the pit wall slide at Fort Knox, and environmental and other operating expenses for closed mining sites of $28.7 million.

In 2017, other operating expense included $23.6 million in costs related to the temporary curtailment of mining activities at Paracatu which were not forecasted, $17.5 million related to a write-off of VAT receivables and settlement of VAT disputes, $9.5 million related to the Fort Knox Gilmore Feasibility study, reclamation expenses related to properties where mining activities have ceased or are in reclamation, as well as care and maintenance and other costs.

### Exploration and Business Development

| | Years ended December 31, | | | |
|---|---|---|---|---|
| (in millions) | 2018 | 2017 | Change | % Change |
| Exploration and business development | $ 109.2 | $ 106.0 | $ 3.2 | 3% |

In 2018, exploration and business development expenses were $109.2 million compared to $106.0 million in 2017. Of the total exploration and business development expense, expenditures on exploration totaled $77.5 million in 2018 compared to $75.6 million in 2017. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $3.1 million compared to $1.9 million during 2017.

Kinross was active on more than 19 mine sites, near-mine and greenfield initiatives in 2018, with a total 323,062 metres drilled. In 2017, Kinross was active on more than 22 mine sites, near-mine and greenfield initiatives, with a total of 326,244 metres drilled.

MDA
KINROSS GOLD ANNUAL REPORT 2018 26

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

### General and Administrative

| | Years ended December 31, | | | |
|---|---|---|---|---|
| (in millions) | 2018 | 2017 | Change | % Change |
| General and administrative | $ 133.0 | $ 132.6 | $ 0.4 | 0% |

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, the Netherlands, and the Canary Islands.

### Other Income (Expense) – Net

| | Years ended December 31, | | | |
|---|---|---|---|---|
| (in millions) | 2018 | 2017 | Change | % Change[(a)] |
| Gain on disposition of associate and other interests - net | $ 2.1 | $ 55.2 | $ (53.1) | (96%) |
| (Loss) gain on disposition of other assets - net | (2.9) | 1.9 | (4.8) | nm |
| Reversal of impairment charges | - | 97.0 | (97.0) | nm |
| Foreign exchange losses | (4.3) | (4.9) | 0.6 | 12% |
| Net non-hedge derivative (losses) gains | (1.2) | 0.3 | (1.5) | nm |
| Other - net | 9.5 | 38.6 | (29.1) | (75%) |
| Other income (expense) - net | $ 3.2 | $ 188.1 | $ (184.9) | (98%) |

*(a) "nm" means not meaningful.*

In 2018, other income decreased to $3.2 million from $188.1 million in 2017. The discussion below details the significant changes in other income (expense) - net for 2018 compared to 2017.

#### Gains on disposition of associate and other interests - net

In the fourth quarter of 2017, the Company completed the sale of its 100% interest in DeLamar and recognized a gain of $44.2 million.

In the second quarter of 2017, the Company completed the sale of its interests in Cerro Casale, Quebrada Seca, and the White Gold exploration project. A gain of $12.7 million was recognized in connection with the sale of Cerro Casale and Quebrada Seca and a loss of $1.7 million was recognized in connection with the sale of White Gold.

#### Reversal of Impairment Charges

As a result of the agreement entered into in the first quarter of 2017 to sell Cerro Casale at a price higher than the carrying value, the Company recognized a reversal of previously recorded impairment charges of $97.0 million.

#### Other - net

Other - net in 2017 included the receipt of insurance recoveries of $17.5 million, of which $15.1 million was related to Maricunga, and $9.9 million related to a settlement of a royalty agreement.

### Finance Expense

| | Years ended December 31, | | | |
|---|---|---|---|---|
| (in millions) | 2018 | 2017 | Change | % Change |
| Finance expense | $ 101.2 | $ 117.8 | $ (16.6) | (14%) |

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

Finance expense decreased by $16.6 million compared to 2017, primarily due to a decrease in interest expense. In 2018, interest expense was $72.1 million compared to $86.5 million in 2017, with the decrease primarily due to an increase in interest capitalized. Interest capitalized was $41.5 million in 2018 compared to $25.1 million in 2017, with the increase mainly due to higher qualifying capital expenditures.

27 MDA
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Income and Mining Taxes Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana. Income tax expense in 2018 was $138.8 million, compared to an income tax recovery of $23.2 million in 2017. The $138.8 million income tax expense recorded in 2018 includes $62.0 million of deferred tax expense resulting from the devaluation in US dollar terms of the tax deductions of the Company’s operations in Brazil and Russia as compared to a nominal net impact during 2017. The $23.2 million recovery recognized in 2017 includes a net tax recovery of $83.6 million related to the impairment charge at Paracatu and impairment reversal at Fort Knox, and an estimated net benefit of $93.4 million due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The estimated 2017 net benefit includes a benefit of $124.4 million in respect of the collectability of the Alternative Minimum Tax (“AMT”) credit, which is partially offset by the write-down of net deferred tax assets to reflect the reduction in the U.S. corporate tax rate from 35% to 21% beginning January 1, 2018. In 2018 the estimated AMT benefit was increased by $8.7 million, as a result of an IRS announcement that the AMT refunds payable to companies in respect of taxation years beginning after December 31, 2017 would no longer be subject to sequestration. In addition, tax expense increased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Further guidance on the implementation and application of the U.S. Tax Reform legislation has been released on a systematic basis through regulations issued by the Department of Treasury, legislation and directions from the Office of Management and Budget, and guidance from the states in which the Company operates. Kinross' combined federal and provincial statutory tax rate for both 2018 and 2017 was 26.5%. There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments. On July 26, 2018, the Ministry of Finance of the Government of Mauritania circulated for industry comment draft revisions of the country’s tax code. These revisions were drafted with technical assistance from the French tax administration, as financed by the European Union, to update the country’s 1982 Tax Code. The Company has analyzed the document and provided comments on the draft to the Ministry of Finance. It is uncertain as to whether some or all of the draft revisions will be enacted or when an y tax code revisions will be made. The Company notes that its Mining Conventions with the Government of Mauritania contain tax stability provisions applicable to its current operations and mining concessions. Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with IFRS principles. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods. MDA KINROSS GOLD ANNUAL REPORT 2018 28

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

## 6. LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

| | Years ended December 31, | | | |
|---|---|---|---|---|
| (in millions) | 2018 | 2017 | Change | % Change[(a)] |
| Cash Flow | | | | |
| Provided from operating activities | $ 788.7 | $ 951.6 | $ (162.9) | (17%) |
| Used in investing activities | (1,387.0) | (687.2) | (699.8) | (102%) |
| Used in financing activities | (72.6) | (69.0) | (3.6) | (5%) |
| Effect of exchange rate changes on cash and cash equivalents | (5.9) | 3.4 | (9.3) | nm |
| (Decrease) increase in cash and cash equivalents | (676.8) | 198.8 | (875.6) | nm |
| Cash and cash equivalents, beginning of period | 1,025.8 | 827.0 | 198.8 | 24% |
| Cash and cash equivalents, end of period | $ 349.0 | $ 1,025.8 | $ (676.8) | (66%) |

*(a) "nm" means not meaningful.*

Cash and cash equivalent balances decreased by $676.8 million in 2018 compared to an increase of $198.8 million in 2017. Detailed discussions regarding cash flow movements are noted below.

### Operating Activities

#### 2018 vs. 2017

Net cash flow provided from operating activities decreased by $162.9 million in 2018 compared to 2017, with the decrease largely due to lower margins, partially offset by lower taxes paid and favourable working capital movements.

### Investing Activities

#### 2018 vs. 2017

Net cash flow used in investing activities was $1,387.0 million in 2018 compared to $687.2 million in 2017. The primary uses of cash in 2018 were for capital expenditures of $1,043.4 million, the acquisition of the two hydroelectric power plants in Brazil for $253.7 million, and the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions for an initial payment and transaction costs totaling $35.1 million.

The primary uses of cash in 2017 were for capital expenditures of $897.6 million. This was partially offset by net cash proceeds of $269.6 million from the sale of Kinross' interests in Cerro Casale, Quebrada Seca, the White Gold exploration project, and DeLamar.

29 MDA
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

The following table presents a breakdown of capital expenditures on a cash basis:

| | Years ended December 31, | | | |
|---|---|---|---|---|
| (in millions) | 2018 | 2017 | Change | % Change[c] |
| **Operating segments** | | | | |
| Fort Knox | $ 89.5 | $ 102.1 | $ (12.6) | (12%) |
| Round Mountain | 185.1 | 95.8 | 89.3 | 93% |
| Bald Mountain | 149.9 | 90.5 | 59.4 | 66% |
| Paracatu | 97.6 | 122.4 | (24.8) | (20%) |
| Maricunga | - | 1.5 | (1.5) | nm |
| Kupol[a] | 63.4 | 54.3 | 9.1 | 17% |
| Tasiast | 428.4 | 379.4 | 49.0 | 13% |
| Chirano | 24.0 | 46.6 | (22.6) | (48%) |
| **Non-operating segment** | | | | |
| Corporate and other[b] | 5.5 | 5.0 | 0.5 | 10% |
| **Total** | $ 1,043.4 | $ 897.6 | $ 145.8 | 16% |

*(a) Includes $15.6 million of capital expenditures at Dvoinoye during 2018 (2017 - $10.4 million).*
*(b) "Corporate and other" includes corporate and other non-operating assets (including Kettle River-Buckhorn, La Coipa, Lobo-Marte, Cerro Casale until its disposal on June 9, 2017 and White Gold until its disposal on June 14, 2017).*
*(c) "nm" means not meaningful.*

In 2018, capital expenditures increased by $145.8 million compared to 2017, primarily due to increased spending at Round Mountain for the Phase W project, at Bald Mountain for to the Vantage Complex project, and at Tasiast related to the Phase One expansion project. The increases were partially offset by decreased spending at Paracatu as a result of the purchase of new trucks and increased spending related to the Eustaquio Dam raise during 2017, at Chirano related to the tailings expansion in 2017, and at Fort Knox due to decrease in capitalized stripping activities compared to 2017.

### Financing Activities

#### 2018 vs. 2017

Net cash flow used in financing activities was $72.6 million in 2018 compared to cash used of $69.0 million in 2017.

Interest paid in 2018 was $96.1 million, of which $57.9 million was included in financing activities. Interest paid in 2017 was $80.9 million, of which $62.9 million was included in financing activities.

In 2018, the Company drew and repaid in full $80.0 million on the revolving credit facility.

In 2017, the Company completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. Kinross received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The proceeds received in this transaction were then used to fully repay the outstanding balance of the $500.0 million term loan.

MDA
KINROSS GOLD ANNUAL REPORT 2018 30

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

**Balance Sheet**

| | As at December 31, | | |
|---|---|---|---|
| (in millions) | 2018 | 2017 | 2016 |
| Cash and cash equivalents | $ 349.0 | $ 1,025.8 | $ 827.0 |
| Current assets | $ 1,597.9 | $ 2,284.4 | $ 2,080.7 |
| Total assets | $ 8,063.8 | $ 8,157.2 | $ 7,979.3 |
| Current liabilities | $ 612.4 | $ 585.3 | $ 637.7 |
| Total long-term financial liabilities[(a)] | $ 2,551.4 | $ 2,563.3 | $ 2,594.4 |
| Total debt | $ 1,735.0 | $ 1,732.6 | $ 1,733.2 |
| Total liabilities | $ 3,536.5 | $ 3,538.0 | $ 3,795.0 |
| Common shareholders' equity | $ 4,506.7 | $ 4,583.6 | $ 4,145.5 |
| Non-controlling interest | $ 20.6 | $ 35.6 | $ 38.8 |
| **Statistics** | | | |
| Working capital[(b)] | $ 985.5 | $ 1,699.1 | $ 1,443.0 |
| Working capital ratio[(c)] | 2.61:1 | 3.90:1 | 3.26:1 |

*(a) Includes long-term debt and provisions.*
*(b) Calculated as current assets less current liabilities.*
*(c) Calculated as current assets divided by current liabilities.*

At December 31, 2018, Kinross had cash and cash equivalents of $349.0 million, a decrease of $676.8 million from the balance as at December 31, 2017, primarily due to capital expenditures of $1,043.4 million, and the acquisition of the two hydroelectric power plants in Brazil for $253.7 million, partially offset by net operating cash inflows of $788.7 million. Current assets decreased to $1,597.9 million, mainly due to the decrease in cash and cash equivalents and inventories, partially offset by an increase in current income tax recoverable. Total assets decreased by $93.4 million to $8,063.8 million, due to the decreases in current assets, partially offset by an increase in property, plant and equipment. Current liabilities increased by $27.1 million to $612.4 million, mainly due to a $30.0 million deferred payment obligation related to the completion of the acquisition of the La Coipa Phase 7 mining concessions, and an increase in the current portion of unrealized fair value of derivative liabilities, partially offset by decreases in accounts payable and accrued liabilities and current income tax payable. Total liabilities were lower by $1.5 million, primarily due to a decrease in other long-term liabilities, offset by an increase in current liabilities.

At December 31, 2017, Kinross had cash and cash equivalents of $1,025.8 million, an increase of $198.8 million from the balance as at December 31, 2016, primarily due to net operating cash inflows of $951.6 million and the receipt of net cash proceeds of $269.6 million related to the sale of Cerro Casale, Quebrada Seca, the White Gold exploration project, and DeLamar. These inflows were offset by cash outflows of $897.6 million related to capital expenditures and $73.8 million for additions to long-term investments and other assets. Current assets increased to $2,284.4 million, mainly due to the increase in cash and cash equivalents and inventories, partially offset by a decrease in current income tax recoverable, trade receivables and VAT receivables. Total assets increased by $177.9 million to $8,157.2 million, largely due to increases in current assets, long-term investments and long term receivables offset by a decrease in investments in associate and joint ventures as a result of the sale of Cerro Casale. Current liabilities decreased to $585.3 million, primarily due to the decrease in current income taxes payable and the current portion of provisions, partially offset by an increase in accounts payable and accrued liabilities. Total long-term financial liabilities were lower by $31.3 million, primarily due to a decrease in other long-term liabilities.

As of February 12, 2019, there were 1,250.3 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 12.2 million share purchase options outstanding under its share option plan.

31 MDA
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Financings and Credit Facilities Senior notes The Company’s $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041. Corporate revolving credit and term loan facilities As at December 31, 2018, the Company had utilized $19.7 million (December 31, 2017 - $21.0 million) of its $1,500.0 million revolving credit facility. The amount utilized was entirely for letters of credit. In 2018, the Company drew and repaid in full $80.0 million on the revolving credit facility. Subsequent to December 31, 2018, the Company drew $60.0 million on the revolving credit facility. On July 23, 2018, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2022 to August 10, 2023. On July 12, 2017, the Company fully repaid the outstanding term loan balance with proceeds from a $500.0 million offering of debt securities completed on July 6, 2017. Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2018, interest charges and fees are as follows: The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2018. Other The maturity date for the Company’s $300.0 million Letter of Credit guarantee facility with EDC was extended by two years to June 30, 2020, effective July 1, 2018. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 0.95%. As at December 31, 2018, $227.4 million (December 31, 2017 - $215.2 million) was utilized under this facility. In addition, at December 31, 2018, the Company had $161.5 million (December 31, 2017 - $230.2 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with international banks. As at December 31, 2018, $264.4 million (December 31, 2017 - $254.7 million) of surety bonds were outstanding with respect to Kinross’ operations in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.70%. MDA KINROSS GOLD ANNUAL REPORT 2018 32 Type of credit Dollar based LIBOR loan: Revolving credit facility LIBOR plus 1.70% Letters of credit 1.13-1.70% Standby fee applicable to unused availability 0.34%

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

The following table outlines the credit facility utilization and availability:

| | As at December 31, | | | |
|---|---|---|---|---|
| (in millions) | | 2018 | | 2017 |
| Utilization of revolving credit facility | $ | (19.7) | $ | (21.0) |
| Utilization of EDC facility | | (227.4) | | (215.2) |
| Borrowings | $ | (247.1) | $ | (236.2) |
| Available under revolving credit facility | $ | 1,480.3 | $ | 1,479.0 |
| Available under EDC credit facility | | 72.6 | | 84.8 |
| Available credit | $ | 1,552.9 | $ | 1,563.8 |

Total debt of $1,735.0 million at December 31, 2018 consists solely of the senior notes. The current portion of this debt at December 31, 2018 is $nil.

### Liquidity Outlook

As at December 31, 2018, the Company had no scheduled debt repayments until 2021.

We believe that the Company's existing cash and cash equivalents balance of $349.0 million, available credit of $1,552.9 million, and expected operating cash flows based on current assumptions (noted in Section 3 - *Outlook*) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - *Outlook*), and reclamation and remediation obligations currently estimated for 2019. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company's development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company's longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company's active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

### Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2018:

| (in millions) | | Total | | 2019 | | 2020 | | 2021 | | 2022 | | 2023 | | 2024 & thereafter |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Long-term debt obligations [a] | $ | 1,750.0 | $ | - | $ | - | $ | 500.0 | $ | - | $ | - | $ | 1,250.0 |
| Operating lease obligations | | 70.3 | | 11.4 | | 9.1 | | 8.5 | | 5.0 | | 5.0 | | 31.3 |
| Purchase obligations [b] | | 737.3 | | 416.3 | | 135.6 | | 67.0 | | 86.2 | | 1.5 | | 30.7 |
| Reclamation and remediation obligations | | 1,206.2 | | 65.8 | | 57.3 | | 126.4 | | 67.6 | | 83.5 | | 805.6 |
| Interest and other fees [a] | | 871.2 | | 103.7 | | 102.5 | | 101.3 | | 75.7 | | 73.6 | | 414.4 |
| Total | $ | 4,635.0 | $ | 597.2 | $ | 304.5 | $ | 803.2 | $ | 234.5 | $ | 163.6 | $ | 2,532.0 |

*(a) Debt repayments are based on amounts due pursuant to the terms of existing indebtedness.*
*(b) Includes both capital and operating commitments, of which $101.9 million relates to commitments for capital expenditures.*

33 MDA
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at December 31, 2018:

| Foreign currency | 2019 | 2020 | 2021 |
|---|---|---|---|
| Brazilian real forward buy contracts | | | |
| (in millions of U.S. dollars) | $ 36.0 | $ - | $ - |
| Average price (Brazilian reais) | 3.66 | - | - |
| Brazilian real zero cost collar contracts | | | |
| (in millions of U.S. dollars) | $ 134.4 | $ 95.6 | $ 12.4 |
| Average put strike (Brazilian reais) | 3.45 | 3.73 | 4.10 |
| Average call strike (Brazilian reais) | 3.75 | 4.18 | 5.10 |
| Canadian dollar forward buy contracts | | | |
| (in millions of U.S. dollars) | $ 58.5 | $ 14.4 | $ - |
| Average rate (Canadian dollars) | 1.28 | 1.31 | - |
| Russian rouble zero cost collar contracts | | | |
| (in millions of U.S. dollars) | $ 54.0 | $ 13.5 | $ - |
| Average put strike (Russian roubles) | 58.9 | 65.0 | - |
| Average call strike (Russian roubles) | 69.6 | 78.4 | - |
| **Energy** | | | |
| WTI oil swap contracts (barrels) | 864,451 | 590,400 | 174,000 |
| Average price (U.S. dollars) | $ 51.73 | $ 56.21 | $ 58.84 |

The following new derivative contracts were entered into during the year ended December 31, 2018:

- $71.7 million Canadian dollar forward buy contracts at an average rate of 1.29 maturing from 2018 to 2020;
- $288.9 million Brazilian real forward buy contracts at an average rate of 3.35 maturing in 2018 and 2019;
- $212.4 million Brazilian real zero cost collar contracts with an average put strike of 3.59 and an average call strike of 4.05 maturing from 2018 to 2021;
- $27.0 million Russian rouble forward buy contracts with an average rate of 61.2 that matured in 2018;
- $67.5 million Russian rouble zero cost collar contracts with an average put strike of 60.2 and an average call strike of 71.4 maturing from 2019 to 2020; and
- 944,400 barrels of WTI oil swap contracts at an average rate of $56.95 per barrel maturing from 2019 to 2021.

The Company enters into total return swaps ("TRS") as economic hedges of the Company's deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At December 31, 2018, 5,695,000 TRS units were outstanding.

### Fair values of derivative instruments

The fair values of derivative instruments are noted in the table below:

| | As at December 31, | |
|---|---|---|
| (in millions) | 2018 | 2017 |
| *Asset (liability)* | | |
| Foreign currency forward and collar contracts | $ (21.8) | $ 6.1 |
| Energy swap contracts | (8.6) | 12.9 |
| Total return swap contracts | 3.2 | 0.6 |
| | $ (27.2) | $ 19.6 |

MDA
KINROSS GOLD ANNUAL REPORT 2018 34

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Other legal matters The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the am ount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows. Maricunga regulatory proceedings In May 2015, the Chile environmental enforcement authority (“the SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its effo rts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal. On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among oth er things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The Supreme Court has the discretion to decide whether it will hear any of the appeals. Prior to the November 23, 2018 rulings, CMM and the CDE were pursuing potential settlement. CMM expects to continue pursuing settlement discussions notwithstanding the Environmental Tribunal’s rulings. On May 19, 2017, a release of diesel fuel occurred from a power generation area of the Rancho del Gallo Camp. The release occurred when a pipe valve attached to a fuel tank was opened by an unknown party, effectively draining the tank. CMM estimates that approximately 15,000 litres of diesel escaped containment affecting the surrounding soil and a nearby stream. After discovering the release, CMM commenced actions designed to contain the release, including mobilization of a third-party response team, and has addressed both localized and downstream impacts of the release. CMM notified the relevant authorities of the release, and has kept them informed of its response activities. Various agencies have reviewed, or are reviewing the situation and have requested information from CMM. The SMA has concluded that CMM took appropriate actions to address environmental harm and health risks. Further, the SEC (Superintendencia de Electridad y Combustibles), the agency that regulates fuel facilities and electrical power, has concluded an administrative action against CMM for regulatory non-compliances at the facility resulting in a fine equivalent to approximately $35 thousand. Other legal actions relating to the release could result in the imposition of fines or other sanctions against CMM or its employees. La Coipa permit proceedings MDO suspended operations at the La Coipa mine in the fourth quarter of 2013. In accordance with the mine’s permit MDO continued its water treatment program (“WTP”) to remediate levels of mercury in the ground water due to seepage from its tailing facility. La Coipa’s WTP, related facilities and monitoring program, including downstream monitoring wells, have been in place since 2000. The mine’s groundwater treatment permit establishes a very low standard for mercury of 1 part per billion. The La Coipa mine has four monitoring wells at or near its downstream property boundary at which exceedance of the permitted standards have not been detected. In 2015, the SMA conducted an inspection of the WTP and monitoring wells and requested certain information regarding those facilities and their performance, with which MDO fully cooperated. On March 16, 2016, the SMA issued a resolution alleging violations under the WTP. The resolution specified a total of seven charges, alleging permit violations at the WTP and/or failure to properly permit certain related activities, including capturing water at an undesignated reservoir, deficiencies in the mercury capture system, deficiencies in the monitoring system, WTP effluent samples from 2013 above the permitted standard, and WTP monitoring well MDA KINROSS GOLD ANNUAL REPORT 2018 35

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 samples from 2013 and 2014 above the permitted standard. On April 15, 2016, MDO submitted a compliance plan to remediate the alleged permit violations which, following further submissions to the SMA, was ultimately accepted on July 7, 2016. As a resu lt, the sanctioning process has been suspended without any fine or other penalty to MDO provided the plan is implemented and maintained per its terms. Failure to comply with the plan will re-initiate the sanction process and could result in doubled fines of up to $7.7 million per alleged minor violation (five in total) and $15.4 million per alleged serious violation (two in total). Sunnyside litigation The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). Failure to comply with the Order may subject SGC to penalties and damages, and SGC is undertaking to comply. In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a Complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The Complaint seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico, and it is expected that additional claims will be made against SGC and Kinross in the course of the centralized proceeding. Kettle River-Buckhorn regulatory proceedings Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed the Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, the Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals, where the matter remains pending. On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various MDA KINROSS GOLD ANNUAL REPORT 2018 36

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the "AO Appeal"). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016. The stay is affirmed by the PCHB upon receipt of applicable filings. The stay was most recently affirmed on January 30, 2018.

On November 30, 2017, the WDOE issued a Notice of Violation ("NOV") to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the 3rd quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with WDOE identifying the steps which have been and are being taken to "control such waste or pollution or otherwise comply with this determination," which report was timely filed. Following its review of this report, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2018, August 20, 2018, November 5, 2018, and January 22, 2019, the WDOE issued NOVs to Crown and, as to the April 10 NOV also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit a total of 118 times during the fourth quarter of 2017, 289 times during the 1st and 2nd quarters of 2018, 129 times during the 3rd quarter of 2018, and 126 times during the 4th quarter of 2018, and also failed to maintain the capture zone as required under the Permit. The NOVs ordered the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to "control such waste or pollution or otherwise comply with this determination," which reports were timely filed or, in the case of the January 22, 2019 NOV, will be timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

Crown also faces potential legal actions by non-governmental organizations relating to the Permit and the renewed Permit. In the past, Crown and Kinross Gold U.S.A., Inc. have received Notice of Intent to Sue letters from the Okanogan Highlands Alliance ("OHA") advising that it intends to file a citizen's suit against Crown under the CWA for alleged violations of the Permit, renewed Permit and the CWA, including failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. OHA's notice letters further recite that the CWA authorizes injunctive relief and civil penalties in the amount of up to $37,500 per day per violation. However, to date, OHA has not filed a lawsuit.

## 7. SUMMARY OF QUARTERLY INFORMATION

| | 2018 | | | | 2017 | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions, except per share amounts) | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| Metal sales | $ 786.5 | $ 753.9 | $ 775.0 | $ 897.2 | $ 810.3 | $ 828.0 | $ 868.6 | $ 796.1 |
| Net (loss) earnings attributable to common shareholders | $ (27.7) | $ (104.4) | $ 2.4 | $ 106.1 | $ 217.6 | $ 60.1 | $ 33.1 | $ 134.6 |
| Basic (loss) earnings per share attributable to common shareholders | $ (0.02) | $ (0.08) | $ 0.00 | $ 0.09 | $ 0.17 | $ 0.05 | $ 0.03 | $ 0.11 |
| Diluted (loss) earnings per share attributable to common shareholders | $ (0.02) | $ (0.08) | $ 0.00 | $ 0.08 | $ 0.17 | $ 0.05 | $ 0.03 | $ 0.11 |
| Net cash flow provided from operating activities | $ 183.5 | $ 127.2 | $ 184.5 | $ 293.5 | $ 366.4 | $ 197.7 | $ 179.7 | $ 207.8 |

The Company's results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price also affect results.

During the fourth quarter of 2018, revenue decreased to $786.5 million on total gold equivalent ounces sold of 641,101 compared to $810.3 million on sales of 634,762 total gold equivalent ounces during the fourth quarter of 2017. The average gold price realized in the fourth quarter of 2018 was $1,226 per ounce compared to $1,276 per ounce in the fourth quarter of 2017.

Production cost of sales increased by 15% in the fourth quarter of 2018 compared to the same period in 2017, primarily due to an increase in gold equivalent ounces sold as well as increases in operating waste mined and fuel costs at Tasiast.

Fluctuations in foreign exchange rates have also affected results.

37 MDA
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves and impairment charges and reversals during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year. On February 14, 2018, Kinross Brasil Mineração, a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $253.7 million (R$835.0 million). The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. On July 31, 2018, the Company closed the transaction. The Company funded the transaction with cash while continuing to consider future debt financing to fund the initial capital used for the acquisition. On February 2, 2018, MDO, a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding Kinross’ La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company closed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash, of which $35.0 million was paid on closing and the balance of $30.0 million was payable and was paid on January 30, 2019, and transaction costs of $0.1 million. In the fourth quarter of 2017, the Company recorded a net, after-tax, impairment reversal of $62.1 million related to impairment reversals at the Tasiast and Fort Knox CGUs, offset by an impairment charge at the Paracatu CGU. On September 18, 2017, the Company entered into an agreement with Integra to sell its 100% interest in the DeLamar reclamation property. On November 3, 2017, the Company completed the sale and recognized a gain of $44.2 million. On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory. On June 14, 2017, the Company completed the sale and recognized a loss on disposition of $1.7 million. On March 28, 2017, the Company announced that it entered into an agreement with Goldcorp to sell its 25% interest in the Cerro Casale project and 100% interest in the Quebrada Seca exploration project in Chile. In connection with the sale, the Company recognized a reversal of previously recorded impairment charges of $97.0 million during the three months ended March 31, 2017. On June 9, 2017, the Company completed the sale for gross cash proceeds of $260.0 million (which included $20.0 million for Quebrada Seca) and recognized a gain on disposition of $12.7 million during the three months ended September 30, 2017. Net operating cash flows decreased to $183.5 million in the fourth quarter of 2018, compared to $366.4 million in the same period of 2017, primarily due to a decrease in margins. 8.DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer. As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ internal control over financial reporting was effective as at December 31, 2018. Limitations of Controls and Procedures Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met. MDA KINROSS GOLD ANNUAL REPORT 2018 38

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 9.CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES Critical Accounting Policies and Estimates Critical accounting policies and estimates are disclosed in Note 5 of the financial statements. Recent Accounting Pronouncements Recent accounting pronouncements issued by the IASB are disclosed in Note 4 of the financial statements for the year ended December 31, 2018. 10. RISK ANALYSIS The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. The risk factors below may include details of how Kinross seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2017, which is available on the Company’s website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2018, which will be filed on SEDAR on or about March 31, 2019. Gold Price and Silver Price The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties. In 2018, the Company’s average realized gold price increased to $1,268 per ounce from $1,260 per ounce in 2017. If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations, possibly material. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Nature of Mineral Exploration and Mining The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations. The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production of gold and silver, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of MDA KINROSS GOLD ANNUAL REPORT 2018 39

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures, tailings dam failures or other conditions, may be encountered in the drilling, processing and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations ma y cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital. Kinross mitigates the likelihood and potential severity of these mining risks in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that appropriate and cost-effective coverage is obtained. Environmental Impact and Related Regulatory Risk Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross. Kinross’ operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, public health and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Changes in laws and regulations, or enforcement may arise in response to past environmental incidents, such as the recent tailings storage facility incidents in Brazil. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, or enforcement including those pertaining to the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross’ operations or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Certain of the Company’s operations are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on th e Company’s future operations and/or financial condition. For further details refer to Section 6 - Other legal matters. Reclamation Costs and Financial Assurance In certain jurisdictions, the Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions bonds, letters of credit or other forms of financial assurance are required, or may be required in the f uture, as security for these costs and liabilities. The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition, cost estimates and thresholds set by applicable governments or legislation. Kinross may be required to replace or supplement existing financial assurances, or source new financial assurances with more expensive forms, which might include cash deposits, which would reduce its cash available for operations and financing activities. There can be no guarantee that Kinross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. MDA KINROSS GOLD ANNUAL REPORT 2018 40

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company’s mine sites, including its tailings facilities and other infrastructure. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company. Internal Controls Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation. Kinross is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”), which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting. If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with SOX. Kinross’ failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations. Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with SOX. Indebtedness and an Inability to Satisfy Repayment Obligations Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness. Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable. Mineral Reserve and Mineral Resource Estimates Mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. MDA KINROSS GOLD ANNUAL REPORT 2018 41

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of December 31, 2018, based upon an assumed gold price of $1,200 per ounce. Prolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserve estimates. Should such reductions occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Measured, indicated and inferred mineral resources are not recognized by the U.S. Securities and Exchange Commission and U.S. investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. There are numerous uncertainties inherent in estimating proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates. Development Projects Kinross must continually replace and expand its mineral reserves as they are depleted by production at its operations in order to maintain or grow its total mineral reserve base. Similarly, the Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Development projects are subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations. In addition, as a result of the substantial expenditures involved in development projects, developments are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. Production and Cost Estimates The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many MDA KINROSS GOLD ANNUAL REPORT 2018 42

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition. Shortages and Price Volatility of Input Commodities, Services and Other Inputs The Company is dependent on various input commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects. A shortage of such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile, Brazil and Ghana. Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations. Political Developments and Uncertainty regarding the Russian Federation Ongoing political tensions and uncertainties with respect to the Russian Federation (including as a result of the Russian Federation’s foreign policy decisions, actions in respect of Ukraine and allegations of cyberattacks and other interference with the 2016 U.S. presidential elections) have resulted in the imposition of sectoral and other economic sanctions, and increased the risk that the U.S. and certain other governments may impose further economic, or other, sanctions or penalties on, or may take other actions against, the Russian Federation or on persons and/or companies conducting business in the Russian Federation. There can be no assuranc e that sanctions or other penalties will not be imposed, or other actions will not be taken, by the Russian Federation, including in response to existing or threatened sanctions or other penalties or actions by the United States, Canada or the European Union and/or other governments against the Russian Federation or persons and/or companies conducting business in the Russian Federation. The imposition of such economic sanctions or other penalties, or such other actions by the Russian Federation and/or other governments, could have a material adverse effect on the Company’s assets and operations. Uncertainty in Mauritania Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company’s ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions; (2) potential political instability due to upcoming presidential elections; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation of the government and development of new laws; (5) the potential for laws and regulations to be inconsistently applied; (6) disputes under the application of the mining convention; and (7) potential legal and practical difficulties with enforcement of the mining convention. These issues include, but are not limited to, a process and timetable for payment or offset of VAT refunds owed by the government to the Company, the long-term stability in the Company’s relationship with the workers’ union, the availability of duty exonerations for fuel, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non-national workforce. U.S. Environmental Liability Risk In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under the U.S. RCRA and state law equivalents, are currently exempt from certain U.S. Environmental Protection Agency regulations governing hazardous waste. If mine wastes from the Company’s U.S. mining operations, including those at the Sunnyside Mine (see Section 6 - Other legal matters), are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company’s activities and ownership interests potentially expose the Company to liability under the CERCLA and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for MDA KINROSS GOLD ANNUAL REPORT 2018 43

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company’s operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act and state law equivalents. Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company’s U.S. mine sites. Political, Security, Legal and Economic Risk The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, the Russian Federation, Mauritania, Ghana, and Canada and such operations are exposed to various levels of political, security, legal, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; crime, including organized criminal enterprise; thefts and illegal incursions on property (as occur at Paracatu and Tasiast from time to time) which illegal incursions could result in serious security and operational issues, including the endangerment of life and property; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts; illegal mining (including at Tasiast) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation including value added and withholding taxes, royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets. The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest. The Company is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of rouble revenues into foreign currency. Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc. Anti-bribery Legislation The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and similar anti-bribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaini ng business or other commercial advantage. Company policies mandate strict compliance with applicable anti-bribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross’ internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Allegations of any violations of anti-bribery legislation may result in costly and time consuming investigations. Violations of such legislation could result in fines or penalties and have a material adverse effect on Kinross’ reputation and social license to operate. Licenses and Permits The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may MDA KINROSS GOLD ANNUAL REPORT 2018 44

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 revoke or refuse to issue, amend or renew necessary permits. The loss of such permits may hinder Kinross’ ability to operate and could have a material effect on Kinross’ financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times. Title to Properties and Community Relations The validity of mining rights, including mining claims which constitute most of Kinross’ property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities. Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company’s ability to explore, develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to explore, develop or operate its mining properties. Competition The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all. Joint Arrangements Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties. Disclosures about Market Risks To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2019, sensitivity to a 10% change in the gold price is estimated to have an approximate $227 million impact on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2019, sensitivity to a 10% change in the silver price is estimated to have an approximate $5 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. Interest Rate Fluctuations Fluctuations in interest rates can affect the Company’s results of operations and cash flow. Some of the Company’s cash and cash equivalents, as well as corporate revolving credit facility are subject to variable interest rates. Hedging Risks The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross’ practice is not to hedge metal sales. On occasion, however, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2018, there were no metal derivative financial instruments outstanding. In addition, Kinross is not subject to margin requirements on any of its hedging lines. MDA KINROSS GOLD ANNUAL REPORT 2018 45

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Foreign Currency Exchange Risk Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold and silver production in U.S. dollar terms. Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future. The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval. The sensitivity of the Company’s pre-tax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company’s financial statements for the year ended December 31, 2018. Litigation Risk Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Company may also become party to disputes governed by the rules of international arbitration. In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross’ inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition. Counterparty and Liquidity Risk Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty. As at December 31, 2018, the Company’s gross credit exposure, including cash and cash equivalents, was $585.8 million and at December 31, 2017, the gross credit exposure, including cash and cash equivalents, was $1,358.7 million. Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements. Credit Ratings and Debt Markets The mining, processing, development, and exploration of Kinross’ properties may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross. The Company’s ability to access debt markets and the related cost of debt financing is dependent upon its credit ratings. The Company has a BBB-rating from Fitch Ratings, a Ba1 rating from Moody’s and a BBB-rating from Standard Poor’s. There is no assurance that MDA KINROSS GOLD ANNUAL REPORT 2018 46

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing. If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should the Company’s business prospects deteriorate, the ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company’s outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company’s borrowing costs. Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions Although the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with an acquisition proves to be inaccurate. Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows. Global Financial Condition The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:     Volatility in commodity prices and foreign exchange rates; Tightening of credit markets; Counterparty risk; and Volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”. Although the tighter credit markets have restricted the ability of certain companies to access capital, to date this has not affected the Company’s liquidity. The Company extended the maturity date of its revolving credit facility by one year to August 2023. As at December 31, 2018, the Company had $1,552.9 million available under its credit facility arrangements. However, continued tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company. The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk. Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result. Market Price Risk Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross co mmon shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity. MDA KINROSS GOLD ANNUAL REPORT 2018 47

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position. Impairment Kinross evaluates, on at least an annual basis, the carrying amount of its CGUs to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. Goodwill is required to be tested annually for impairment and Kinross performs this annual test at the end of the fourth quarter. In addition, at each reporting period end, Kinross assesses whether there is any indication that any of its CGUs’ carrying amounts exceed their recoverable amounts, and if there is such an indication, the Company would test for potential impairment at that time. The recoverable amounts, or fair values, of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates. Water Supply and Use The Company is dependent on access to sufficient water supply to carry out its mining operations. Insufficient access to a consistent water supply may negatively affect the Company’s operations and financial performance. Conversely, flooding or excess water at operations may have a negative effect on the cost of operations and production. Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season. Accordingly, prolonged periods without adequate rainfall may adversely impact operations at Paracatu. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations. Excessive rainfall or flooding may adversely affect operations at Fort Knox. Fort Knox has experienced several consecutive years of higher than average rainfall and experienced unusually high rainfall in the second half of 2018. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at Fort Knox may result in increased costs or production disruptions that could have a material effect on Kinross’ financial performance, liquidity and results of operations. Human Resources Production at Kinross’ mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition. In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the ageing workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected. In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-man life insurance with respect to its executives. MDA KINROSS GOLD ANNUAL REPORT 2018 48

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Cybersecurity Risks The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, “IT systems”), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects. IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross’ operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions. Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company’s mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development an d enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities. Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company’s reputation. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations. Brazilian Power Plants The ownership and operation of our Brazilian power plants carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We may also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could impact the operation of the power plants a nd result in additional expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations. MDA KINROSS GOLD ANNUAL REPORT 2018 49

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

## 11. SUPPLEMENTAL INFORMATION

### Reconciliation of Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

### Adjusted Net Earnings (loss) Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company's underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net (loss) earnings to adjusted net earnings for the periods presented:

| | Years ended December 31, | |
|---|---|---|
| (in millions, except per share amounts) | 2018 | 2017 |
| Net (loss) earnings attributable to common shareholders - as reported | $ (23.6) | $ 445.4 |
| Adjusting items: | | |
| Foreign exchange losses | 4.3 | 4.9 |
| Losses (gains) on disposition of associate and other assets - net | 0.8 | (57.1) |
| Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense | 62.0 | - |
| Brazil power plant acquisition related costs | 3.4 | - |
| Impairment, net of reversals[a] | - | (75.5) |
| Taxes in respect of prior periods | 59.9 | 41.7 |
| Mine curtailment and suspension related costs[b] | - | 16.6 |
| Reclamation and remediation (recovery) expense | (3.5) | 9.5 |
| Tasiast Phase One commissioning costs | 6.4 | - |
| Fort Knox pit wall slide related costs | 37.9 | - |
| Chile weather event related costs | - | 3.3 |
| Insurance recoveries | - | (17.5) |
| Settlement of a royalty agreement | - | (9.9) |
| U.S. Tax Reform impact | (8.7) | (93.4) |
| Other[c] | 0.9 | 1.2 |
| Tax effect of the above adjustments[d] | (11.7) | (90.5) |
| | 151.7 | (266.7) |
| Adjusted net earnings attributable to common shareholders | $ 128.1 | $ 178.7 |
| Weighted average number of common shares outstanding - Basic | 1,249.5 | 1,246.6 |
| Adjusted net earnings per share | $ 0.10 | $ 0.14 |

*(a) During the year ended December 31, 2017, the Company recognized an impairment charge related to Paracatu of $253.0 million and reversal of impairment charges of $231.5 million related to property, plant and equipment at Tasiast and Fort Knox. The Company also recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale of $97.0 million during the year ended December 31, 2017. No impairment charges or impairment reversals were recognized in 2018.*

*(b) Includes costs related to the temporary curtailment at Paracatu during the year-ended December 31, 2017 of $16.6 million.*

*(c) Other includes non-hedge derivatives losses.*

*(d) Includes a net tax recovery of $83.6 million related to the impairment charge at Paracatu and impairment reversal at Fort Knox recognized during the year ended December 31, 2017.*

MDA
KINROSS GOLD ANNUAL REPORT 2018 50

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Adjusted Operating Cash Flow The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS. The following table provides a reconciliation of adjusted operating cash flow for the periods presented: Years ended December 31, (in millions) 2018 2017 MDA KINROSS GOLD ANNUAL REPORT 2018 51 Net cash flow provided from operating activities - as reported Adjusting items: Working capital changes: Accounts receivable and other assets Inventories Accounts payable and other liabilities, including income taxes paid $788.7 $951.6 (108.6) 86.7 237.0 22.7 5.7 57.1 85.5 215.1 Adjusted operating cash flow $874.2 $1,166.7

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

### Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

| | Years ended December 31, | |
|---|---|---|
| (in millions, except ounces and production cost of sales per equivalent ounce) | **2018** | 2017 |
| Production cost of sales - as reported | **$ 1,860.5** | $ 1,757.4 |
| Less: portion attributable to Chirano non-controlling interest | **(17.3)** | (20.0) |
| Attributable production cost of sales | **$ 1,843.2** | $ 1,737.4 |
| Gold equivalent ounces sold | **2,532,912** | 2,621,875 |
| Less: portion attributable to Chirano non-controlling interest | **(22,493)** | (25,121) |
| Attributable gold equivalent ounces sold | **2,510,419** | 2,596,754 |
| Consolidated production cost of sales per equivalent ounce sold | **$ 735** | $ 670 |
| Attributable production cost of sales per equivalent ounce sold | **$ 734** | $ 669 |

MDA
KINROSS GOLD ANNUAL REPORT 2018 52

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting. The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented: Years ended December 31, (in millions, except ounces and production cost of sales per ounce) 2018 2017 MDA KINROSS GOLD ANNUAL REPORT 2018 53 Production cost of sales - as reported Less: portion attributable to Chirano non-controlling interest Less: attributable silver revenues $1,860.5 (17.3) $1,757.4 (20.0) (86.5) (66.4) Attributable production cost of sales net of silver by-product revenue $1,776.8 $1,650.9 Gold ounces sold Less: portion attributable to Chirano non-controlling interest 2,480,529 (22,460) 2,553,178 (25,070) Attributable gold ounces sold 2,458,069 2,528,108 Attributable production cost of sales per ounce sold on a by-product basis $723 $653

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

### Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council ("WGC") published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

| | Years ended December 31, | |
|---|---|---|
| (in millions, except ounces and costs per ounce) | 2018 | 2017 |
| Production cost of sales - as reported | $ 1,860.5 | $ 1,757.4 |
| Less: portion attributable to Chirano non-controlling interest [a] | (17.3) | (20.0) |
| Less: attributable[b] silver revenues [c] | (66.4) | (86.5) |
| Attributable[b] production cost of sales net of silver by-product revenue | $ 1,776.8 | $ 1,650.9 |
| Adjusting items on an attributable[b] basis: | | |
| General and administrative [d] | 133.0 | 132.6 |
| Other operating expense - sustaining[e] | 6.2 | 43.3 |
| Reclamation and remediation - sustaining[f] | 52.2 | 82.9 |
| Exploration and business development - sustaining[g] | 53.2 | 59.4 |
| Additions to property, plant and equipment - sustaining[h] | 335.0 | 421.5 |
| **All-in Sustaining Cost on a by-product basis - attributable [b]** | $ 2,356.4 | $ 2,390.6 |
| Other operating expense - non-sustaining[e] | 48.7 | 39.5 |
| Reclamation and remediation - non-sustaining[f] | 7.5 | 17.4 |
| Exploration - non-sustaining[g] | 55.4 | 45.8 |
| Additions to property, plant and equipment - non-sustaining [h] | 665.0 | 448.7 |
| **All-in Cost on a by-product basis - attributable [b]** | $ 3,133.0 | $ 2,942.0 |
| Gold ounces sold | 2,480,529 | 2,553,178 |
| Less: portion attributable to Chirano non-controlling interest [i] | (22,460) | (25,070) |
| Attributable[b] gold ounces sold | 2,458,069 | 2,528,108 |
| **Attributable[b] all-in sustaining cost per ounce sold on a by-product basis** | $ 959 | $ 946 |
| **Attributable[b] all-in cost per ounce sold on a by-product basis** | $ 1,275 | $ 1,164 |

MDA
KINROSS GOLD ANNUAL REPORT 2018 54

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2018

### Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company's production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

| | Years ended December 31, | |
|---|---|---|
| (in millions, except ounces and costs per equivalent ounce) | 2018 | 2017 |
| Production cost of sales - as reported | $ 1,860.5 | $ 1,757.4 |
| Less: portion attributable to Chirano non-controlling interest[a] | (17.3) | (20.0) |
| Attributable[b] production cost of sales | $ 1,843.2 | $ 1,737.4 |
| Adjusting items on an attributable[b] basis: | | |
| General and administrative[d] | 133.0 | 132.6 |
| Other operating expense - sustaining[e] | 6.2 | 43.3 |
| Reclamation and remediation - sustaining[f] | 52.2 | 82.9 |
| Exploration and business development - sustaining[g] | 53.2 | 59.4 |
| Additions to property, plant and equipment - sustaining[h] | 335.0 | 421.5 |
| **All-in Sustaining Cost - attributable[b]** | $ 2,422.8 | $ 2,477.1 |
| Other operating expense - non-sustaining[e] | 48.7 | 39.5 |
| Reclamation and remediation - non-sustaining[f] | 7.5 | 17.4 |
| Exploration - non-sustaining[g] | 55.4 | 45.8 |
| Additions to property, plant and equipment - non-sustaining[h] | 665.0 | 448.7 |
| **All-in Cost - attributable[b]** | $ 3,199.4 | $ 3,028.5 |
| Gold equivalent ounces sold | 2,532,912 | 2,621,875 |
| Less: portion attributable to Chirano non-controlling interest[i] | (22,493) | (25,121) |
| Attributable[b] gold equivalent ounces sold | 2,510,419 | 2,596,754 |
| **Attributable[b] all-in sustaining cost per equivalent ounce sold** | $ 965 | $ 954 |
| **Attributable[b] all-in cost per equivalent ounce sold** | $ 1,274 | $ 1,166 |

55 MDA
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 (a) The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine. “Attributable” includes Kinross' share of Chirano (90%) production. “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production. “General and administrative” expenses is as reported on the consolidated statement of operations. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company. “Other operating expense - sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining. “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining. “Exploration and business development - sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations. “Additions to property, plant and equipment - sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as r eported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during year ended December 31, 2018, primarily relate to projects at Tasiast, Round Mountain, and Bald Mountain. “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine. “Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS. (b) (c) (d) (e) (f) (g) (h) (i) (j) MDA KINROSS GOLD ANNUAL REPORT 2018 56

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 Cautionary Statement on Forward-Looking Information All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include): “Project Updates and New Developments” and “Outlook” and include, without limitation, statements with respect to our guidance for production;, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; continuous improvement initiatives; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “anticipate”, “assumption”, “believe”, “estimates”, ‘‘expects’’, “forecast”, “focus”, “forward”, “guidance”, “initiative”, “measures”, “on budget”, “on schedule”, “outlook”, “plan”, “potential”, “progress”, “project”, “projection”, “promising”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the potential for operational challenges at Fort Knox resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation; the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase One and Phase Two expansions or any such alternate expansion that the Company decides to pursue and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment; operation of the SAG mill at Tasiast; exploration license conversions at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; and the renewal of the Chirano mining lease; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited amendments to the VAT) and the potential implementation of a new tax code, in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, the European Union’s General Data Protection Regulation and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu), and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining an investment grade rating consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that the Tasiast project financing will proceed in a manner consistent with our current expectations; and (17) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom) . Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United MDA KINROSS GOLD ANNUAL REPORT 2018 57

KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2018 States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. Key Sensitivities Approximately 70%-80% of the Company's costs are denominated in U.S. dollars. A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce2. Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $19 impact on Russian production cost of sales per ounce. Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $27 impact on Brazilian production cost of sales per ounce. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce. A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per ounce as a result of a change in royalties owing. Other information Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101. 2 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within ou r consolidated cost structure. MDA KINROSS GOLD ANNUAL REPORT 2018 58

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS The consolidated financial statements, the notes thereto, and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation (the “Company”). The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management. In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules. The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues. The consolidated financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in ac cordance with the standards of the Public Company Accounting Oversight Board (United States). J. PAUL ROLLINSON President and Chief Executive Officer Toronto, Canada February 13, 2019 TONY S. GIARDINI Executive Vice-President and Chief Financial Officer Toronto, Canada February 13, 2019 FS KINROSS GOLD ANNUAL REPORT 2018 1

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING The management of Kinross Gold Corporation (“Kinross”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has evaluated the design and operation of Kinross’ internal control over financial reporting as of December 31, 2018, and has concluded that such internal control over financial reporting is effective. The effectiveness of Kinross’ internal control over financial reporting as of December 31, 2018 has been audited by KPMG LLP, the independent registered public accounting firm, as stated in their report that appears herein. J. PAUL ROLLINSON President and Chief Executive Officer Toronto, Canada February 13, 2019 TONY S. GIARDINI Executive Vice-President and Chief Financial Officer Toronto, Canada February 13, 2019 FS KINROSS GOLD ANNUAL REPORT 2018 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Kinross Gold Corporation: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Kinross Gold Corporation (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), cash flows, and equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 13, 2019 expres sed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Chartered Professional Accountants, Licensed Public Accountants We have served as the Company’s auditor since 2005. Toronto, Canada February 13, 2019 FS KINROSS GOLD ANNUAL REPORT 2018 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Kinross Gold Corporation: Opinion on Internal Control Over Financial Reporting We have audited Kinross Gold Corporation’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Kinross Gold Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), cash flows, and equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 13, 2019 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Chartered Professional Accountants, Licensed Public Accountants Toronto, Canada February 13, 2019 FS KINROSS GOLD ANNUAL REPORT 2018 4

# KINROSS GOLD CORPORATION

## CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

| | | As at | |
|---|---|---|---|
| | | December 31, 2018 | December 31, 2017 |
| **Assets** | | | |
| Current assets | | | |
| Cash and cash equivalents | *Note 7* | $ 349.0 | $ 1,025.8 |
| Restricted cash | *Note 7* | 12.7 | 12.1 |
| Accounts receivable and other assets | *Note 7* | 101.4 | 91.3 |
| Current income tax recoverable | | 79.0 | 43.9 |
| Inventories | *Note 7* | 1,052.0 | 1,094.3 |
| Unrealized fair value of derivative assets | *Note 10* | 3.8 | 17.0 |
| | | 1,597.9 | 2,284.4 |
| Non-current assets | | | |
| Property, plant and equipment | *Note 7* | 5,519.1 | 4,887.2 |
| Goodwill | *Note 7* | 162.7 | 162.7 |
| Long-term investments | *Note 7* | 155.9 | 188.0 |
| Investments in joint ventures and associate | *Note 9* | 18.3 | 23.7 |
| Unrealized fair value of derivative assets | *Note 10* | 0.8 | 3.9 |
| Other long-term assets | *Note 7* | 564.1 | 574.0 |
| Deferred tax assets | *Note 17* | 45.0 | 33.3 |
| **Total assets** | | $ 8,063.8 | $ 8,157.2 |
| **Liabilities** | | | |
| Current liabilities | | | |
| Accounts payable and accrued liabilities | *Note 7* | $ 465.9 | $ 482.6 |
| Current income tax payable | | 21.7 | 35.1 |
| Current portion of provisions | *Note 13* | 72.6 | 66.5 |
| Current portion of unrealized fair value of derivative liabilities | *Note 10* | 22.2 | 1.1 |
| Deferred payment obligation | *Note 6i* | 30.0 | - |
| | | 612.4 | 585.3 |
| Non-current liabilities | | | |
| Long-term debt | *Note 12* | 1,735.0 | 1,732.6 |
| Provisions | *Note 13* | 816.4 | 830.5 |
| Unrealized fair value of derivative liabilities | *Note 10* | 9.6 | 0.2 |
| Other long-term liabilities | | 97.9 | 133.8 |
| Deferred tax liabilities | *Note 17* | 265.2 | 255.6 |
| **Total liabilities** | | 3,536.5 | 3,538.0 |
| **Equity** | | | |
| Common shareholders' equity | | | |
| Common share capital | *Note 14* | $ 14,913.4 | $ 14,902.5 |
| Contributed surplus | | 239.8 | 240.7 |
| Accumulated deficit | | (10,548.0) | (10,580.7) |
| Accumulated other comprehensive income (loss) | *Note 7* | (98.5) | 21.1 |
| **Total common shareholders' equity** | | 4,506.7 | 4,583.6 |
| Non-controlling interest | | 20.6 | 35.6 |
| **Total equity** | | 4,527.3 | 4,619.2 |
| Commitments and contingencies | *Note 19* | | |
| Subsequent events | *Notes 6i and 12* | | |
| **Total liabilities and equity** | | $ 8,063.8 | $ 8,157.2 |
| **Common shares** | | | |
| **Authorized** | | Unlimited | Unlimited |
| **Issued and outstanding** | *Note 14* | 1,250,228,821 | 1,247,003,940 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**Signed on behalf of the Board:**

**John A. Brough**
Director

**Kerry D. Dyte**
Director

5 FS
KINROSS GOLD ANNUAL REPORT 2018

# KINROSS GOLD CORPORATION

## CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of United States dollars, except share and per share amounts)

| | | Years ended | |
|---|---|---|---|
| | | December 31, 2018 | December 31, 2017 |
| **Revenue** | | | |
| Metal sales | | $ 3,212.6 | $ 3,303.0 |
| **Cost of sales** | | | |
| Production cost of sales | | 1,860.5 | 1,757.4 |
| Depreciation, depletion and amortization | | 772.4 | 819.4 |
| Impairment, net of reversals | *Note 8* | - | 21.5 |
| **Total cost of sales** | | 2,632.9 | 2,598.3 |
| **Gross profit** | | 579.7 | 704.7 |
| Other operating expense | *Note 7* | 137.0 | 129.6 |
| Exploration and business development | | 109.2 | 106.0 |
| General and administrative | | 133.0 | 132.6 |
| **Operating earnings** | | 200.5 | 336.5 |
| Other income (expense) - net | *Note 7* | 3.2 | 188.1 |
| Equity in losses of joint ventures and associate | *Note 9* | (0.3) | (1.3) |
| Finance income | | 11.0 | 13.5 |
| Finance expense | *Note 7* | (101.2) | (117.8) |
| **Earnings before tax** | | 113.2 | 419.0 |
| Income tax (expense) recovery - net | *Note 17* | (138.8) | 23.2 |
| **Net (loss) earnings** | | $ (25.6) | $ 442.2 |
| **Net (loss) earnings attributable to:** | | | |
| Non-controlling interest | | $ (2.0) | $ (3.2) |
| Common shareholders | | $ (23.6) | $ 445.4 |
| **(Loss) earnings per share attributable to common shareholders** | | | |
| Basic | | $ (0.02) | $ 0.36 |
| Diluted | | $ (0.02) | $ 0.35 |
| **Weighted average number of common shares outstanding** (millions) | *Note 16* | | |
| Basic | | 1,249.5 | 1,246.6 |
| Diluted | | 1,249.5 | 1,257.0 |

*The accompanying notes are an integral part of these consolidated financial statements.*

FS
KINROSS GOLD ANNUAL REPORT 2018 6

# KINROSS GOLD CORPORATION

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in millions of United States dollars)

| | | Years ended | |
|---|---|---|---|
| | | December 31, 2018 | December 31, 2017 |
| **Net (loss) earnings** | | $ (25.6) | $ 442.2 |
| **Other comprehensive income (loss), net of tax:** | *Note 7* | | |
| Items that will not be reclassified to profit or loss: | | | |
| Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value [(a)] | | (25.8) | (16.7) |
| Items that are or may be reclassified to profit or loss in subsequent periods: | | | |
| Cash flow hedges - effective portion of changes in fair value [(b)] | | (47.9) | 11.9 |
| Cash flow hedges - reclassified to profit or loss [(c)] | | (9.1) | (13.2) |
| | | (82.8) | (18.0) |
| **Total comprehensive (loss) income** | | $ (108.4) | $ 424.2 |
| **Attributable to non-controlling interest** | | $ (2.0) | $ (3.2) |
| **Attributable to common shareholders** | | $ (106.4) | $ 427.4 |

*(a) Net of tax expense (recovery) of $(0.3) million (2017 - $0.3 million).*
*(b) Net of tax expense (recovery) of $(20.9) million (2017 - $4.8 million).*
*(c) Net of tax expense (recovery) of $0.2 million (2017 - $(5.9) million).*

*The accompanying notes are an integral part of these consolidated financial statements.*

7 FS
KINROSS GOLD ANNUAL REPORT 2018

# KINROSS GOLD CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in millions of United States dollars)

| | Years ended | |
|---|---|---|
| | December 31, 2018 | December 31, 2017 |
| **Net inflow (outflow) of cash related to the following activities:** | | |
| **Operating:** | | |
| Net (loss) earnings | $ (25.6) | $ 442.2 |
| Adjustments to reconcile net (loss) earnings to net cash provided from operating activities: | | |
| Depreciation, depletion and amortization | 772.4 | 819.4 |
| Gain on disposition of associate and other interests - net | (2.1) | (55.2) |
| Impairment, net of reversals | - | (75.5) |
| Equity in losses of joint ventures and associate | 0.3 | 1.3 |
| Share-based compensation expense | 14.6 | 13.6 |
| Finance expense | 101.2 | 117.8 |
| Deferred tax expense (recovery) | 8.9 | (76.4) |
| Foreign exchange losses (gains) and other | 12.5 | (31.9) |
| Reclamation (recovery) expense | (8.0) | 11.4 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable and other assets | (22.7) | 108.6 |
| Inventories | (5.7) | (86.7) |
| Accounts payable and accrued liabilities | 69.8 | (48.5) |
| **Cash flow provided from operating activities** | 915.6 | 1,140.1 |
| Income taxes paid | (126.9) | (188.5) |
| **Net cash flow provided from operating activities** | 788.7 | 951.6 |
| **Investing:** | | |
| Additions to property, plant and equipment | (1,043.4) | (897.6) |
| Acquisitions | (304.2) | - |
| Net additions to long-term investments and other assets | (52.9) | (73.8) |
| Net proceeds from the sale of property, plant and equipment | 6.4 | 8.5 |
| Net proceeds from disposition of associate and other interests | - | 269.6 |
| Increase in restricted cash | (0.6) | (0.5) |
| Interest received and other | 7.7 | 6.6 |
| **Net cash flow used in investing activities** | (1,387.0) | (687.2) |
| **Financing:** | | |
| Net proceeds from issuance/drawdown of debt | 80.0 | 494.7 |
| Repayment of debt | (80.0) | (500.0) |
| Interest paid | (57.9) | (62.9) |
| Issuance of common shares on exercise of options | 0.5 | 0.8 |
| Dividend paid to non-controlling interest | (13.0) | - |
| Other | (2.2) | (1.6) |
| **Net cash flow used in financing activities** | (72.6) | (69.0) |
| **Effect of exchange rate changes on cash and cash equivalents** | (5.9) | 3.4 |
| **(Decrease) increase in cash and cash equivalents** | (676.8) | 198.8 |
| **Cash and cash equivalents, beginning of period** | 1,025.8 | 827.0 |
| **Cash and cash equivalents, end of period** | $ 349.0 | $ 1,025.8 |

*The accompanying notes are an integral part of these consolidated financial statements.*

FS
KINROSS GOLD ANNUAL REPORT 2018 8

# KINROSS GOLD CORPORATION

## CONSOLIDATED STATEMENTS OF EQUITY

(expressed in millions of United States dollars)

| | | Years ended | |
|---|---|---|---|
| | | December 31, 2018 | December 31, 2017 |
| **Common share capital** | | | |
| Balance at the beginning of the period | | $ 14,902.5 | $ 14,894.2 |
| Transfer from contributed surplus on exercise of restricted shares | | 10.0 | 7.2 |
| Options exercised, including cash | | 0.9 | 1.1 |
| Balance at the end of the period | | $ 14,913.4 | $ 14,902.5 |
| **Contributed surplus** | | | |
| Balance at the beginning of the period | | $ 240.7 | $ 238.3 |
| Share-based compensation | | 14.6 | 13.6 |
| Transfer of fair value of exercised options and restricted shares | | (15.5) | (11.2) |
| Balance at the end of the period | | $ 239.8 | $ 240.7 |
| **Accumulated deficit** | | | |
| Balance at the beginning of the period | | $ (10,580.7) | $ (11,026.1) |
| Adjustment on initial application of IFRS 9 | *Note 4* | 56.3 | - |
| Adjusted balance at the beginning of the period | | $ (10,524.4) | $ (11,026.1) |
| Net (loss) earnings attributable to common shareholders | | (23.6) | 445.4 |
| Balance at the end of the period | | $ (10,548.0) | $ (10,580.7) |
| **Accumulated other comprehensive income (loss)** | | | |
| Balance at the beginning of the period | | $ 21.1 | $ 39.1 |
| Adjustment on initial application of IFRS 9 | *Note 4* | (56.3) | - |
| Adjusted balance at the beginning of the period | | $ (35.2) | $ 39.1 |
| Other comprehensive income (loss) | | (82.8) | (18.0) |
| Losses on cash flow hedges transferred to cost of non-financial assets | | 19.5 | - |
| Balance at the end of the period | | $ (98.5) | $ 21.1 |
| Total accumulated deficit and accumulated other comprehensive income (loss) | | $ (10,646.5) | $ (10,559.6) |
| **Total common shareholders' equity** | | $ 4,506.7 | $ 4,583.6 |
| **Non-controlling interest** | | | |
| Balance at the beginning of the period | | $ 35.6 | $ 38.8 |
| Net loss attributable to non-controlling interest | | (2.0) | (3.2) |
| Dividend paid to non-controlling interest | | (13.0) | - |
| Balance at the end of the period | | $ 20.6 | $ 35.6 |
| **Total equity** | | $ 4,527.3 | $ 4,619.2 |

*The accompanying notes are an integral part of these consolidated financial statements.*

9 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) 1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. The consolidated financial statements of the Company for the year ended December 31, 2018 were authorized for issue in accordance with a resolution of the Board of Directors on February 13, 2019. 2. BASIS OF PRESENTATION These consolidated financial statements for the year ended December 31, 2018 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The Company’s significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented other than as noted in Note 4(a). Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5. FS KINROSS GOLD ANNUAL REPORT 2018 10

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### i. Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year end.

| | | | As at | |
|---|---|---|---|---|
| **Entity** | Property/Segment | Location | **December 31, 2018** | December 31, 2017 |
| **Subsidiaries:** | | | | |
| (Consolidated) | | | | |
| Fairbanks Gold Mining, Inc. | Fort Knox | USA | **100%** | 100% |
| Kinross Brasil Mineração S.A. ("KBM") | Paracatu | Brazil | **100%** | 100% |
| Compania Minera Maricunga ("CMM") | Maricunga and Lobo-Marte / Maricunga and Corporate and Other | Chile | **100%** | 100% |
| Compania Minera Mantos de Oro ("MDO") | La Coipa / Corporate and Other | Chile | **100%** | 100% |
| Echo Bay Minerals Company | Kettle River - Buckhorn | USA | **100%** | 100% |
| Chukotka Mining and Geological Company | Kupol | Russian Federation | **100%** | 100% |
| Northern Gold LLC | Dvoinoye/ Kupol | Russian Federation | **100%** | 100% |
| Tasiast Mauritanie Ltd. S.A. | Tasiast | Mauritania | **100%** | 100% |
| Chirano Gold Mines Ltd. [(a)] | Chirano | Ghana | **90%** | 90% |
| KG Mining (Bald Mountain) Inc. | Bald Mountain | USA | **100%** [(b)] | 100% |
| Round Mountain Gold Corporation / KG Mining (Round Mountain) Inc. | Round Mountain | USA | **100%** | 100% |
| **Interests in joint ventures:** | | | | |
| (Equity accounted) | | | | |
| Sociedad Contractual Minera Puren | Puren/ Corporate and Other | Chile | **65%** | 65% |
| Bald Mountain Exploration LLC | Bald Mountain Exploration Joint Venture/Bald Mountain | USA | **-** [(b)] | 50% |

*(a) The Company holds a 90% interest in Chirano Gold Mines Ltd. with the Government of Ghana having the right to the remaining 10% interest.*

*(b) On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture. See Note 6iii and Note 9. Bald Mountain Exploration LLC was merged with KG Mining (Bald Mountain) Inc. prior to December 31, 2018.*

11 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) (a) Subsidiaries Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation. (b) Joint Arrangements The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement. The Company’s interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement. In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement. For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes its investment in the joint arrangement using the equity method of accounting in the consolidated financial statements. (c) Associates Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence. Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates. The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired. ii. Functional and presentation currency The functional and presentation currency of the Company is the United States dollar. Transactions denominated in foreign currencies are translated into the United States dollar as follows:   Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date; Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date; Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and   Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non-monetary items, such as long-term investments classified as and measured at FVOCI, is recognized in other comprehensive income (“OCI”), the related translation differences are also recognized in OCI. FS KINROSS GOLD ANNUAL REPORT 2018 12

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) iii. Cash and cash equivalents Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Restricted cash is cash held in banks that is not available for general corporate use. Cash and cash equivalents, and restricted cash are classified as and measured at amortized cost. iv. Short-term investments Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest. Short-term investments are classified as and measured at amortized cost. v. Long-term investments Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as financial assets at FVOCI. These equity investments are measured at fair value on acquisition and at each reporting date, with all realized and unrealized gains and losses recorded permanently in AOCI. vi. Inventories Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form and estimated costs to sell. Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term. The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term. In-process inventories represent materials that are in the process of being converted to a saleable product. Materials and supplies are valued at the lower of average cost and NRV. Write-downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV. vii. Borrowing costs Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. FS KINROSS GOLD ANNUAL REPORT 2018 13

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) viii. Business combinations A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:    has begun planned principal activities; has employees, intellectual property and other inputs and processes that could be applied to those inputs; is pursuing a plan to produce outputs; and  will be able to obtain access to customers that will purchase the outputs. Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business. Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets. If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations. Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date. If the assets acquired are not a business, the transaction is accounted for as an asset acquisition. ix. Goodwill Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU. Goodwill arises principally because of the following factors: (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination. FS KINROSS GOLD ANNUAL REPORT 2018 14

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) x. Exploration and evaluation (“E&E”) costs Exploration and evaluation costs are those costs required to find a mineral property and determine its commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. E&E costs consist of:  gathering exploration data through topographical and geological studies; exploratory drilling, trenching and sampling;   determining the volume and grade of the resource; test work on geology, metallurgy, mining, geotechnical and environmental; and   conducting engineering, marketing and financial studies. Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment. The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired E&E costs consist of the fair value of:   estimated potential ounces, and exploration properties. Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors. xi. Property, plant and equipment Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and, for qualifying assets, capitalized borrowing costs. Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination. Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Acquired or capitalized E&E costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset. (a) Asset categories The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property. Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation. FS KINROSS GOLD ANNUAL REPORT 2018 15

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) Mineral interests consist of:  Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, E&E costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and Pre-development properties, which include E&E costs and mineral interests for those properties for which development has not commenced.  (b) Depreciation, depletion and amortization For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change. Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion. Land is not depreciated. Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves. The Company reviews useful lives and estimated residual values of its property, plant and equipment annually. Acquired or capitalized E&E costs and assets under construction are not depreciated. These assets are depreciated when they are ready for their intended use. (c) Derecognition The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal. xii. Valuation of Goodwill and Long-lived Assets Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU containing goodwill has been reduced below its carrying amount. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, capitalized E&E costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project. For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment testing purposes. If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the CGU or asset’s carrying value to its recoverable amount. For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was FS KINROSS GOLD ANNUAL REPORT 2018 16

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) recognized. The reversal is limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously. The recoverable amount of a CGU or asset is the higher of its fair value less cost of disposal and its value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed. Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management covering a 7 year to 25 year period. Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects”. Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices. For the 2018 annual analysis, estimated 2019, 2020 and long-term prices of gold and silver of $1,300 per ounce and $18.00 per ounce, respectively, were used. For the 2017 annual analysis, estimated 2018, 2019 and long-term prices of gold and silver of $1,300 per ounce and $19.00 per ounce, respectively, were used. The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. For the 2018 annual analysis, estimated short-term and long-term oil prices of $65 and $55 per barrel respectively, were used. For the 2017 annual analysis, an estimated short-term and long-term oil price of $55 per barrel was used. The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the 2018 annual analysis, real discount rates of between 4.86% and 7.12% were used for the CGUs tested. For the CGUs tested in the 2017 annual analysis, real discount rates of between 4.35% and 7.10% were used. Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, where applicable, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU. When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at December 31, 2018 in respect of the fair value determinations at that date, which FS KINROSS GOLD ANNUAL REPORT 2018 17

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) ranged from 0.9 to 1.4. NAV multiples observed at December 31, 2017 were in the range of 0.8 to 1.6. The selected ranges of multiples applied to each CGU, which may be different from the ranges noted above, took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset. xiii. Financial instruments and hedging activity (a) Financial instrument classification and measurement Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVPL”) or FVOCI. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL:   it is held with the objective of collecting contractual cash flows; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is made on an investment-by-investment basis. All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. This includes all derivative assets. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other tha n those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVPL or FVOCI. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as amortized cost or FVPL. Financial assets and financial liabilities classified as amortized cost are measured subsequent to initial recognition using the effective interest method. Loss allowances for ‘expected credit losses’ are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not to equity investments. A loss event is not required to have occurred before a credit loss is recognized. The Company has classified and measured its financial instruments as described below:  Cash and cash equivalents, restricted cash and short-term investments are classified as and measured at amortized cost. Trade receivables and certain other assets are classified as and measured at amortized cost. Long-term investments in equity securities, where the Company cannot exert significant influence, are classified as and measured at FVOCI. Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost. Derivative assets and liabilities including derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as and measured at FVPL.     (b) Hedges The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. FS KINROSS GOLD ANNUAL REPORT 2018 18

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are included in earnings when the underlying hedged transaction, identified at the contract inception, i s completed, unless such hedged transaction results in the recognition of a non-financial asset. Any ineffective portion of a hedge relationship is recognized immediately in earnings. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts. When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. These amounts recorded in OCI are recognized in earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in earnings in the period in which they occur. For hedges that do not qualify for hedge accounting, gains or losses are recognized in earnings in the current period. xiv. Share-based payments The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following: Share Option Plan: Stock options are generally equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of the vested options, the shares are issued from treasury. Restricted Share Plan: Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan. Both RSUs and RPSUs are generally equity-settled and awarded to certain employees as a percentage of long-term incentive awards. (a) RSUs are recorded at fair value based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of RSUs, shares are generally issued from treasury. (b) RPSUs are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are recorded at fair value as follows: The portion of the RPSUs related to market conditions are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of RPSUs, shares are generally issued from treasury. Deferred Share Unit Plan: Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period. Employee Share Purchase Plan: The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market. FS KINROSS GOLD ANNUAL REPORT 2018 19

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) xv. Metal sales Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. Revenue from metal sales is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when the refined gold, silver or doré has been accepted by the customer. Once the customer has accepted the metals, the significant risks and rewards of ownership have typically been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control, revenue and related costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control. The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see Note 18. All segments principally generate revenue from metal sales. xvi. Provision for reclamation and remediation The Company records a liability and corresponding asset for the present value of the estimated costs of l egal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the asset or reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the end of mine life. The periodic unwinding of the discounted obligation is recognized in the consolidated statement of operations as a finance expense. xvii. Income tax The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity. Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods. Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. FS KINROSS GOLD ANNUAL REPORT 2018 20

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Corporation has the legal right and intent to offset. xviii. Earnings (loss) per share Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. 4. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS a)Changes in Significant Accounting Policies The Company adopted the following new standards and interpretations issued by the IASB or International Financial Reporting Interpretation Committee (“IFRIC”) as of January 1, 2018. IFRS 15 Revenue from Contracts with Customers On January 1, 2018, the Company adopted IFRS 15 using the modified retrospective approach. IFRS 15 replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application (January 1, 2018), without restating the financial statements on a retrospective basis. Accordingly, the comparative information for prior periods have not been restated and the information presented for 2017 reflects the requirements of IAS 18, IAS 11, and the related interpretations. IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control requires judgment. The Company’s metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. The Company reviewed its contracts with customers using the five-step analysis required under IFRS 15. Transfer of control generally occurs when the refined gold and silver and doré has been accepted by the customer. Once the customer has accepted the metals, the significant risks and rewards of ownership have been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control, revenue and related costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control. The Company determined there were no material differences to the amount and timing of revenue recognized under IFRS 15 compared to IAS 18 as the transfer of control under IFRS 15 occurs at the same time the revenue recognition criteria under IAS 18 are satisfied. No adjustment to the Company’s financial statements was therefore recognized on transition to IFRS 15. The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see Note 18. All segments principally generate revenue from metal sales. FS KINROSS GOLD ANNUAL REPORT 2018 21

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

**IFRS 9 Financial Instruments**

On January 1, 2018, the Company adopted IFRS 9, which replaced IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39"), on a retrospective basis using certain available transitional provisions. In accordance with the transitional provisions, the comparative information for prior periods have not been restated and the information presented for 2017 reflects the requirements of IAS 39 rather than IFRS 9.

The following table summarizes the impact of transition to IFRS 9:

| | As at December 31, 2017 | IFRS 9 Adjustments | As at January 1, 2018 |
|---|---|---|---|
| Accumulated other comprehensive income (loss) | $ 21.1 | $ (56.3) | $ (35.2) |
| Accumulated deficit | $ (10,580.7) | $ 56.3 | $ (10,524.4) |

The nature and effect of the changes to IFRS 9 are as follows:

i) Financial instrument classification and measurement

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. The adoption of IFRS 9 did not have a significant effect on the Company's accounting policies related to financial liabilities and derivative financial instruments (for derivatives that are used as hedging instruments see (iii) below).

IFRS 9 provides a revised model for the classification and measurement of financial assets that eliminates the previous categories of financial assets under IAS 39 of "available-for-sale", "held-to-maturity", or "loans and receivables." Under IFRS 9, on initial recognition, a financial asset is classified as and measured at: amortized cost, FVPL, or FVOCI. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL:

- it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, an irrevocable election is available to measure the investment at FVOCI whereby changes in the investment's fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is available on an investment-by-investment basis.

All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. This includes all derivative assets. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Under IFRS 9, the Company has classified and measured its financial assets as described below:

- Cash and cash equivalents, restricted cash and short-term investments are classified as and measured at amortized cost. Previously under IAS 39, these assets were classified as FVPL.
- Trade receivables and certain other assets are classified as and measured at amortized cost. Previously under IAS 39, these assets were classified as loans and receivables and measured at amortized cost.
- Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI and are measured at fair value. Previously under IAS 39, the investments were classified as available-for-sale and measured at FVOCI. On transition to IFRS 9, the Company made the irrevocable election available under the standard to designate its long-term investments as FVOCI. As a result, on initial application of IFRS 9, an adjustment to opening accumulated deficit of $56.3 million was recognized with a corresponding adjustment to accumulated other comprehensive income (loss) ("AOCI").

FS
KINROSS GOLD ANNUAL REPORT 2018 22

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted)  Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost.  Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as FVPL. The adoption of IFRS 9 did not result in a change in the carrying values of any of the Company’s financial instruments on the transition date. ii) Impairment of financial assets IFRS 9 replaced the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (“ECL”) model. The new impairment model applies to financial assets classified as and measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39. The adoption of the ECL model under IFRS 9 did not have an impact on the carrying values of any of the Company’s financial assets on the transition date. iii) Hedges IFRS 9 introduces a reformed approach to hedge accounting. The new general hedge accounting model in IFRS 9 requires an entity to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. The Company has elected to adopt the new model. All hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 at January 1, 2018 and accordingly, were considered continuing hedging relationships at the date of transition. The Company’s derivative contracts that have been designated as cash flow hedges have been entered into to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Under IAS 39, for all cash flow hedges, the amounts accumulated in AOCI were reclassified to earnings in the same period the underlying hedged transaction affected earnings. Under IFRS 9, when a hedged forecast transaction results in the recognition of a non-financial asset, the amounts accumulated in AOCI are reclassified to the carrying amount of the non-financial asset. The adoption of IFRS 9 did not have a material impact on the Company’s financial statements and therefore, an adjustment was not recognized on transition. IFRIC 22 Foreign Currency Transactions and Advance Consideration On January 1, 2018, the Company adopted IFRIC 22, which clarifies the date that should be used for translation when a foreign currency transaction involves an advance payment or receipt. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration. The adoption of IFRIC 22 did not have a material impact on the Company’s financial statements and therefore an adjustment was not recognized on transition. b)Recent Accounting Pronouncements Leases In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”), which replaces IAS 17 “Leases”, and is effective for annual periods beginning on or after January 1, 2019, and permits early adoption. IFRS 16 requires a lessee to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense. The Company will adopt IFRS 16 for the annual period beginning January 1, 2019 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application (January 1, 2019), without restating the financial statements on a retrospective basis. FS KINROSS GOLD ANNUAL REPORT 2018 23

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) The Company has assessed the estimated impact of the initial application of IFRS 16 will have on the consolidated financial statements. The Company will recognize additional assets and lease liabilities on its balance sheet on the date of initial application of IFRS 16, and a corresponding increase in depreciation and interest expense in future periods. Cash flow from operating activities will also increase under IFRS 16, as lease payments for most leases will be recorded as cash flows from financing activities in the consolidated statements of cash flows. The Company will elect not to recognize assets and lease liabilities for short-term leases, that have a lease term of 12 months or less, and leases of low-value assets. Lease payments associated with these leases will be recognized as an expense over the lease term. The Company will elect to apply the practical expedient to account for each lease component and any non-lease components as a single lease component. Based on information currently available, the Company estimates that it will recognize additional lease liabilities of between $35 and $55 million as at January 1, 2019 for qualifying leases of buildings, land, vehicles and equipment. The nature of expenses related to those leases will change because the Company will recognize a depreciation charge for assets and interest expense on lease liabilities. Previously, the Company recognized an operating lease expense over the term of the lease. 5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates. i. Significant Judgments in Applying Accounting Policies The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to: (a) Mineral Reserves and Mineral Resources The information relating to the geological data on the size, depth and shape of the ore body requ ires complex geological judgments to interpret the data. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization. (b) Depreciation, depletion and amortization Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. (c) Taxes The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. FS KINROSS GOLD ANNUAL REPORT 2018 24

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) ii. Significant Accounting Estimates and Assumptions The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to: (a) Mineral Reserves and Mineral Resources Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization. (b) Purchase Price Allocation Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation. (c) Depreciation, depletion and amortization Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves. The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves. (d) Valuation of goodwill and long-lived assets Goodwill is tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. For property, plant and equipment and other long-lived assets, a reversal of previously recognized impairment losses is recognized in the consolidated statement of operations if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The assessment of fair values, including those of the CGUs for purposes of testing goodwill and long-lived assets, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company’s LOM plans, as well as future and long-term commodity prices, discount rates, NAV multiples, and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other long-lived assets could impact the impairment analysis. (e) Inventories Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs of ore in stockpiles, ore on leach pads, FS KINROSS GOLD ANNUAL REPORT 2018 25

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories. (f) Provision for reclamation and remediation The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided. (g) Deferred taxes The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets. (h) Contingencies Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. FS KINROSS GOLD ANNUAL REPORT 2018 26

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) 6. i. ACQUISITIONS Acquisition of La Coipa Phase 7 mining concessions On February 2, 2018, MDO, a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding Kinross’ La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company completed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash, of which $35.0 million was paid on closing and the balance of $30.0 million was paid on January 30, 2019, and transaction costs of $0.1 million. The acquisition was accounted for as an asset acquisition, and the purchase price of $65.1 million was allocated to development and operating properties within mineral interests in property, plant and equipment. ii. Acquisition of power plants in Brazil On February 14, 2018, KBM, a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA (“Gerdau”) for $253.7 million (R$835.0 million). On July 31, 2018, the Company completed the transaction. The Company funded the transaction with cash. Transaction costs associated with the acquisition totaling $3.4 million were expensed and included within other operating expense. The acquisition, which has been accounted for as a business combination as at July 31, 2018, is expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. The purchase price of $253.7 million has been allocated to property, plant and equipment on a preliminary basis based on initial estimates of fair value. Final valuations of the identifiable net assets are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. The allocation of the purchase price is preliminary and therefore subject to adjustment over the period to the completion of the valuation process and analysis of resulting tax effects. The pro forma consolidated net loss of the Company for the year ended December 31, 2018 would have been $9.7 million had the acquisition of the power plants occurred at January 1, 2018. Certain adjustments have been reflected in the pro forma consolidated net loss to illustrate the effects of purchase accounting where the impact could be reasonably estimated. The adjustments are as follows: a) To adjust production cost of sales based on the Company’s usage of the acquired power plant assets as a source of power; To increase depreciation expense to reflect depreciation on the power plant assets acquired; and To record the tax effect of the above listed adjustments. b) c) The pro forma consolidated net loss is not intended to be indicative of the result that would have actually occurred, or the result expected in future periods, had the events reflected herein occurred on the dates indicated. Any integration costs that have or may continue to be incurred have been excluded from the pro forma consolidated net loss, including transaction costs. iii. Acquisition of remaining 50% interest in Bald Mountain exploration joint venture On completion of the acquisition of the Bald Mountain mine in January 2016, KG Mining (Bald Mountain) Inc. (“KGBM”), a subsidiary of the Company, entered into a 50/50 exploration joint venture with Barrick Gold Corporation (“Barrick”). On October 2, 2018, KGBM signed and completed a transaction with Barrick to acquire the remaining 50% interest in the exploration joint venture that it did not already own for consideration including $15.5 million in cash and a 1.25% net smelter royalty. Transaction costs associated with the acquisition were $0.1 million. FS KINROSS GOLD ANNUAL REPORT 2018 27

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) iv. Disposition of Interest in Cerro Casale On March 28, 2017, the Company announced that it had entered into an agreement with Goldcorp Inc. (“Goldcorp”) to sell its 25% interest in the Cerro Casale project and its 100% interest in the Quebrada Seca exploration project in Chile. On June 9, 2017, the Company completed the sale for gross cash proceeds of $260.0 million (which includes $20.0 million for Quebrada Seca), a contingent payment of $40.0 million following a construction decision for Cerro Casale, the assumption by Goldcorp of a $20.0 million contingent payment obligation payable to Barrick Gold Corporation when production at Cerro Casale commences, and a 1.25% royalty on 25% of gross revenues from all metals sold at the properties (with the Company foregoing the first $10.0 million). Additionally on closing, the Company entered into a water supply agreement with the Cerro Casale joint venture to have certain rights to access, up to a fixed amount, water not required by the Cerro Casale joint venture. In connection with the sale, the Company recognized, in other income (expense), an impairment reversal of $97.0 million related to its investment in Cerro Casale, and a gain on disposition of $12.7 million. See Note 7xi. v. Disposition of Interest in White Gold On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory. On June 14, 2017, the Company completed the sale for gross cash proceeds of $7.6 million (CDN$10.0 million), 17.5 million common shares of White Gold Corp. representing 19.9% of the issued and outstanding shares of White Gold Corp., and deferred payments of $11.4 million (CDN$15.0 million), payable in three equal payments of $3.8 million (CDN$5.0 million) upon completion of specific milestones. The Company recognized a loss on disposition of $1.7 million in other income (expense) in connection with the sale. See Note 7xi. The investment in White Gold Corp. was accounted for as an available-for-sale investment in 2017 as the Company determined it does not have significant influence over White Gold Corp. vi. Disposition of interest in DeLamar On September 18, 2017, the Company entered into an agreement with Integra Resources Corp. (“Integra”) to sell its 100% interest in the DeLamar reclamation property. On November 3, 2017, the Company completed the sale for cash consideration and a non-interest bearing promissory note, payable 18 months after closing, totaling $5.6 million (CDN$7.2 million), common shares representing 9.9% of the issued and outstanding shares of Integra, and a 2.5% net smelter return royalty that will be reduced to 1% when royalty payments have accumulated to $7.8 million (CDN$10.0 million). In connection with the sale, the Company recognized a gain on disposition of $44.2 million in other income (expense). See Note 7xi. FS KINROSS GOLD ANNUAL REPORT 2018 28

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

## 7. CONSOLIDATED FINANCIAL STATEMENT DETAILS

### Consolidated Balance Sheets

#### i. Cash and cash equivalents:

| | December 31, 2018 | December 31, 2017 |
|---|---|---|
| Cash on hand and balances with banks | $ 207.9 | $ 600.8 |
| Short-term deposits | 141.1 | 425.0 |
| | $ 349.0 | $ 1,025.8 |

**Restricted cash:**

| | December 31, 2018 | December 31, 2017 |
|---|---|---|
| Restricted cash [(a)] | $ 12.7 | $ 12.1 |

*(a) Restricted cash relates to loan escrow judicial deposits and environmental indemnity deposits.*

#### ii. Accounts receivable and other assets:

| | December 31, 2018 | December 31, 2017 |
|---|---|---|
| Trade receivables | $ 3.6 | $ 4.5 |
| Prepaid expenses | 21.3 | 19.8 |
| VAT receivable | 48.4 | 36.2 |
| Deposits | 8.5 | 11.1 |
| Other | 19.6 | 19.7 |
| | $ 101.4 | $ 91.3 |

#### iii. Inventories:

| | December 31, 2018 | December 31, 2017 |
|---|---|---|
| Ore in stockpiles [(a)] | $ 299.9 | $ 242.6 |
| Ore on leach pads [(b)] | 375.0 | 358.5 |
| In-process | 113.5 | 122.3 |
| Finished metal | 50.5 | 91.5 |
| Materials and supplies | 540.7 | 519.3 |
| | 1,379.6 | 1,334.2 |
| Long-term portion of ore in stockpiles and ore on leach pads [(a),(b)] | (327.6) | (239.9) |
| | $ 1,052.0 | $ 1,094.3 |

*(a) Ore in stockpiles relates to the Company's operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets on the consolidated balance sheets. See Note 7vii.*

*(b) Ore on leach pads relates to the Company's Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Tasiast in 2020, Bald Mountain in 2023, Round Mountain in 2025 and Fort Knox in 2027. Material not scheduled for processing within the next 12 months is included in other long-term assets on the consolidated balance sheets. See Note 7vii.*

29 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

**iv. Property, plant and equipment:**

| | Land, plant and equipment | Mineral Interests: Development and operating properties [(a)] | Mineral Interests: Pre-development properties | Total |
|---|---|---|---|---|
| **Cost** | | | | |
| Balance at January 1, 2018 | $ 8,374.7 | $ 8,311.5 | $ 15.5 | $ 16,701.7 |
| Additions | 629.4 | 457.1 | - | 1,086.5 |
| Acquisitions [(b)] | 274.8 | 65.1 | - | 339.9 |
| Capitalized interest | 23.8 | 17.7 | - | 41.5 |
| Disposals | (115.7) | (39.9) | (2.1) | (157.7) |
| Other | (2.8) | 5.1 | - | 2.3 |
| Balance at December 31, 2018 | 9,184.2 | 8,816.6 | 13.4 | 18,014.2 |
| **Accumulated depreciation, depletion, amortization** | | | | |
| Balance at January 1, 2018 | $ (5,308.4) | $ (6,506.1) | $ - | $ (11,814.5) |
| Depreciation, depletion and amortization | (508.5) | (317.0) | - | (825.5) |
| Disposals | 106.5 | 39.9 | - | 146.4 |
| Other | 8.3 | (9.8) | - | (1.5) |
| Balance at December 31, 2018 | (5,702.1) | (6,793.0) | - | (12,495.1) |
| Net book value | $ 3,482.1 | $ 2,023.6 | $ 13.4 | $ 5,519.1 |
| **Amount included above as at December 31, 2018:** | | | | |
| Assets under construction | $ 495.0 | $ 288.5 | $ - | $ 783.5 |
| Assets not being depreciated [(c)] | $ 719.1 | $ 584.3 | $ 13.4 | $ 1,316.8 |

(a) *At December 31, 2018, the significant development and operating properties include projects at Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte.*

(b) *During the year ended December 31, 2018, the Company completed the acquisitions of the remaining 50% interest in the La Coipa Phase 7 mining concessions that it did not already own, two hydroelectric power plants in Brazil and the remaining 50% interest in the Bald Mountain exploration joint venture. See Notes 6i, 6ii and 6iii.*

(c) *Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.*

FS
KINROSS GOLD ANNUAL REPORT 2018 30

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

| | | Mineral Interests | | |
|---|---|---|---|---|
| | Land, plant and equipment | Development and operating properties [(a)] | Pre-development properties | Total |
| **Cost** | | | | |
| Balance at January 1, 2017 | $ 7,791.3 | $ 7,970.2 | $ 164.3 | $ 15,925.8 |
| Additions | 626.9 | 298.5 | - | 925.4 |
| Capitalized interest | 13.8 | 11.3 | - | 25.1 |
| Disposals | (44.5) | - | (133.2) | (177.7) |
| Other | (12.8) | 31.5 | (15.6) | 3.1 |
| Balance at December 31, 2017 | 8,374.7 | 8,311.5 | 15.5 | 16,701.7 |
| **Accumulated depreciation, depletion, amortization and impairment** | | | | |
| Balance at January 1, 2017 | $ (5,076.4) | $ (5,852.4) | $ (79.4) | $ (11,008.2) |
| Depreciation, depletion and amortization | (529.3) | (371.5) | - | (900.8) |
| Impairment, net of reversals [(b)] | 260.9 | (282.4) | - | (21.5) |
| Disposals | 38.8 | - | 79.2 | 118.0 |
| Other | (2.4) | 0.2 | 0.2 | (2.0) |
| Balance at December 31, 2017 | (5,308.4) | (6,506.1) | - | (11,814.5) |
| Net book value | $ 3,066.3 | $ 1,805.4 | $ 15.5 | $ 4,887.2 |
| **Amount included above as at December 31, 2017:** | | | | |
| Assets under construction | $ 534.2 | $ 116.4 | $ - | $ 650.6 |
| Assets not being depreciated [(c)] | $ 723.3 | $ 342.8 | $ 15.5 | $ 1,081.6 |

(a) *At December 31, 2017, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte.*

(b) *At December 31, 2017, an impairment charge was recorded at Paracatu and impairment reversals were recorded at Fort Knox and Tasiast, entirely related to property, plant and equipment. See Note 8.*

(c) *Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.*

Capitalized interest primarily relates to qualifying capital expenditures at Tasiast, Round Mountain, Bald Mountain, Fort Knox and Paracatu and had a weighted average borrowing rate of 5.62% and 5.54% during the years ended December 31, 2018 and 2017, respectively.

At December 31, 2018, $230.7 million of E&E assets were included in mineral interests (December 31, 2017 - $164.4 million). During the year ended December 31, 2018, the Company acquired $65.1 million of E&E assets, disposed of $2.0 million of E&E assets and transferred $nil of E&E assets to capitalized development (year ended December 31, 2017 - $nil, $54.1 million and $0.2 million, respectively). During the year ended December 31, 2018, the Company capitalized $3.1 million and expensed $11.5 million of E&E costs, respectively (year ended December 31, 2017 - $1.9 million and $6.7 million, respectively). Expensed E&E costs are included as operating cash flows in the consolidated statements of cash flows.

31 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

**v. Goodwill:**

As at December 31, 2018 and December 31, 2017, goodwill of $162.7 million is comprised of goodwill for Kupol of $158.8 million and for other operations of $3.9 million.

**vi. Long-term investments:**

Unrealized gains and losses on equity investments classified as financial assets at FVOCI were as follows:

| | December 31, 2018 | | December 31, 2017 | |
|---|---|---|---|---|
| | Fair value | Gains (losses) in AOCI [(a)] | Fair value | Gains (losses) in AOCI [(a)] |
| Investments in an unrealized gain position | $ 76.1 | $ 5.1 | $ 125.1 | $ 26.6 |
| Investments in an unrealized loss position | 79.8 | (80.3) | 62.9 | (19.7) |
| | $ 155.9 | $ (75.2) | $ 188.0 | $ 6.9 |

*(a) See the consolidated statements of comprehensive income (loss) and Note 7ix. for details of net gains or losses recognized in OCI during the years ended December 31, 2018 and 2017.*

**vii. Other long-term assets:**

| | December 31, 2018 | December 31, 2017 |
|---|---|---|
| Long-term portion of ore in stockpiles and ore on leach pads [(a)] | $ 327.6 | $ 239.9 |
| Deferred charges, net of amortization | 9.7 | 8.9 |
| Long-term receivables [(b)] | 182.5 | 272.8 |
| Advances for the purchase of capital equipment | 3.0 | 6.4 |
| Other | 41.3 | 46.0 |
| | $ 564.1 | $ 574.0 |

*(a) Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next twelve months. As at December 31, 2018, long-term ore in stockpiles was at the Company's Fort Knox, Kupol, Tasiast, Chirano and Paracatu mines, and long-term ore on leach pads was at the Company's Fort Knox, Round Mountain, and Tasiast mines.*

*(b) As at December 31, 2018, Long-term receivables includes an estimated benefit of $66.1 million (December 31, 2017 - $124.4 million) related to the enactment of U.S Tax Reform legislation in December 2017. Of the original estimate of $124.4 million from 2017, $58.3 million has been reclassified to Current income tax recoverable. See Note 17 for additional information regarding U.S. Tax Reform impacts.*

**viii. Accounts payable and accrued liabilities:**

| | December 31, 2018 | December 31, 2017 |
|---|---|---|
| Trade payables | $ 89.1 | $ 77.4 |
| Accrued liabilities | 260.6 | 274.2 |
| Employee related accrued liabilities | 116.2 | 131.0 |
| | $ 465.9 | $ 482.6 |

FS
KINROSS GOLD ANNUAL REPORT 2018 32

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

**ix. Accumulated other comprehensive income (loss):**

| | | Long-term Investments | | Derivative Contracts | | Total |
|---|---|---|---|---|---|---|
| Balance at December 31, 2016 | $ | 23.6 | $ | 15.5 | $ | 39.1 |
| Other comprehensive loss before tax | | (16.4) | | (2.4) | | (18.8) |
| Tax | | (0.3) | | 1.1 | | 0.8 |
| Balance at December 31, 2017 | $ | 6.9 | $ | 14.2 | $ | 21.1 |
| Adjustment on initial application of IFRS 9 [(a)] | | **(56.3)** | | **-** | | **(56.3)** |
| Other comprehensive loss before tax | | **(26.1)** | | **(77.7)** | | **(103.8)** |
| Tax | | **0.3** | | **20.7** | | **21.0** |
| Losses on cash flow hedges transferred to cost of non-financial assets [(b)] | | **-** | | **19.5** | | **19.5** |
| Balance at December 31, 2018 | $ | **(75.2)** | $ | **(23.3)** | $ | **(98.5)** |

*(a) See Note 4(a) for details of the Company's initial application of IFRS 9.*
*(b) Net of tax recovery of $10.0 million.*

**Consolidated Statements of Operations**

**x. Other operating expense:**

| | | Years ended December 31, 2018 | | 2017 |
|---|---|---|---|---|
| Other operating expense | $ | **137.0** | $ | 129.6 |
| | $ | **137.0** | $ | 129.6 |

Other operating expense of $137.0 million for the year ended December 31, 2018 includes $37.9 million of costs as a result of production issues associated with the pit wall slide at Fort Knox, and environmental and other operating expenses for closed mining sites of $28.7 million.

Other operating expense of $129.6 million for the year ended December 31, 2017 includes the write-off of value-added tax ("VAT") receivables and settlement of VAT disputes, costs related to the temporary curtailment of mining activities at Paracatu, costs related to the Fort Knox Gilmore Feasibility study, reclamation expenses related to properties where mining activities have ceased or are in reclamation, and care and maintenance and other costs.

**xi. Other income (expense) – net:**

| | | Years ended December 31, 2018 | | 2017 |
|---|---|---|---|---|
| Gain on disposition of associate and other interests - net [(a)] | $ | **2.1** | $ | 55.2 |
| (Loss) gain on disposition of other assets - net | | **(2.9)** | | 1.9 |
| Reversal of impairment charges [(b)] | | **-** | | 97.0 |
| Foreign exchange losses | | **(4.3)** | | (4.9) |
| Net non-hedge derivative (losses) gains | | **(1.2)** | | 0.3 |
| Other - net [(c)] | | **9.5** | | 38.6 |
| | $ | **3.2** | $ | 188.1 |

*(a) During the year ended December 31, 2017, the Company recognized a gain on disposition of its interests in Cerro Casale and Quebrada Seca of $12.7 million, a loss on disposition of its interest in White Gold of $1.7 million, and a gain on disposition of its interest in DeLamar of $44.2 million. See Note 6.*
*(b) During the year ended December 31, 2017, the Company recognized a reversal of impairment charges related to the sale of its interest in Cerro Casale. See Note 6iv.*
*(c) During the year ended December 31, 2017, the Company recognized $17.5 million of insurance recoveries, and $9.9 million related to a settlement of a royalty agreement.*

33 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

**xii. Finance expense:**

| | Years ended December 31, | |
|---|---|---|
| | 2018 | 2017 |
| Accretion on reclamation and remediation obligations | $ (29.1) | $ (31.3) |
| Interest expense, including accretion on debt [(a)] | (72.1) | (86.5) |
| | $ (101.2) | $ (117.8) |

*(a) During the years ended December 31, 2018 and 2017, $41.5 million and $25.1 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7iv.*

Total interest paid, including interest capitalized, during the year ended December 31, 2018 was $96.1 million (year ended December 31, 2017 - $80.9 million).

**xiii. Employee benefits expenses:**

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

| | Years ended December 31, | |
|---|---|---|
| | 2018 | 2017 |
| Salaries, short-term incentives, and other benefits | $ 668.6 | $ 678.5 |
| Share-based payments | 21.3 | 25.9 |
| Other | 9.6 | 11.2 |
| | $ 699.5 | $ 715.6 |

## 8. IMPAIRMENT, NET OF REVERSALS

| | Years ended December 31, | |
|---|---|---|
| | 2018 | 2017 |
| Property, plant and equipment (i) | $ - | $ 21.5 |
| | $ - | $ 21.5 |

**Property, plant and equipment**

At December 31, 2017, upon completion of the annual assessment of the carrying values of its CGUs, the Company recorded a net impairment charge of $21.5 million. The impairment charge was entirely related to property, plant and equipment and included an impairment charge of $253.0 million at Paracatu, partially offset by impairment reversals at Tasiast and Fort Knox of $142.9 million and $88.6 million, respectively. The impairment reversals at Tasiast and Fort Knox were mainly due to an increase in the Company's short-term and long-term gold price estimates, as well as Tasiast Phase Two and additions to Fort Knox's mineral reserve estimates. For Tasiast, the reversal represented a partial reversal of the total impairment charges previously recorded. For Fort Knox, the reversal represented a full reversal of the remaining impairment charge recorded in 2015. The impairment charge at Paracatu was mainly a result of changes in the fiscal regime in Brazil that were considered in the cash flow analysis used to assess its recoverable amount. The tax impact on the impairment reversal at Paracatu was a recovery of $86.0 million. The tax impact on the impairment reversal at Fort Knox was an expense of $2.4 million. There was no tax impact on the impairment reversal at Tasiast. The net tax recovery of $83.6 million was recorded within income tax expense. After giving effect to the impairment charge and impairment reversals, the carrying values of Paracatu, Tasiast, and Fort Knox were $1,275.6 million, $1,417.5 million, and $420.2 million, respectively, as at December 31, 2017.

FS
KINROSS GOLD ANNUAL REPORT 2018 34

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

***Key assumptions and sensitivity***

The significant estimates and assumptions used in the Company's annual impairment assessments are disclosed in Note 3 and Note 5 to the financial statements. The Company performed a sensitivity analysis on all key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU carrying goodwill to exceed its recoverable amount.

## 9. INVESTMENTS IN JOINT VENTURES AND ASSOCIATE

The investments in joint ventures and associate are accounted for under the equity method and had the following carrying values:

| | December 31, 2018 | December 31, 2017 |
|---|---|---|
| Puren | 18.3 | 18.2 |
| Bald Mountain Exploration Joint Venture [(a)] | - | 5.5 |
| | $ 18.3 | $ 23.7 |

*(a) On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture it did not already own. See Note 6iii.*

There are no publicly quoted market prices for Puren.

The equity in losses of joint ventures and associate is as follows:

| | Years ended December 31, | |
|---|---|---|
| | 2018 | 2017 |
| Puren [(a)] | 0.1 | (0.1) |
| Bald Mountain Exploration Joint Venture [(a), (b)] | (0.4) | (0.7) |
| Cerro Casale [(a), (c)] | - | (0.5) |
| | $ (0.3) | $ (1.3) |

*(a) Represents Kinross' share of the net earnings (loss) and other comprehensive income (loss).*
*(b) On October 2, 2018, the Company acquired the remaining 50% interest in the exploration joint venture it did not already own. See Note 6iii.*
*(c) On June 9, 2017, the Company completed the sale of its interest in Cerro Casale project in Chile to Goldcorp. See Note 6iv.*

35 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

## 10. FAIR VALUE MEASUREMENT

### (a) Recurring fair value measurement:

Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2018 include:

| | Level 1 | Level 2 | Level 3 | Aggregate Fair Value |
|---|---|---|---|---|
| Equity investments at FVOCI | $ 155.9 | $ - | $ - | $ 155.9 |
| Derivative contracts: | | | | |
| Foreign currency forward and collar contracts | - | (21.8) | - | (21.8) |
| Energy swap contracts | - | (8.6) | - | (8.6) |
| Total return swap contracts | - | 3.2 | - | 3.2 |
| | $ 155.9 | $ (27.2) | $ - | $ 128.7 |

During the year ended December 31, 2018, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

**Equity investments at FVOCI:**

Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.

**Derivative contracts:**

The Company's derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to

FS
KINROSS GOLD ANNUAL REPORT 2018 36

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

The following table summarizes information about derivative contracts outstanding at December 31, 2018 and 2017:

| | December 31, 2018 | | December 31, 2017 | |
|---|---|---|---|---|
| | Asset / (Liability) Fair Value | AOCI | Asset / (Liability) Fair Value | AOCI |
| **Currency contracts** | | | | |
| Foreign currency forward and collar contracts [(a)] (i) | $ (21.8) | $ (15.8) | $ 6.1 | $ 4.4 |
| **Commodity contracts** | | | | |
| Energy swap contracts [(b)] (ii) | (8.6) | (7.5) | 12.9 | 9.8 |
| **Other contracts** | | | | |
| Total return swap contracts (iii) | 3.2 | - | 0.6 | - |
| **Total all contracts** | $ (27.2) | $ (23.3) | $ 19.6 | $ 14.2 |
| **Unrealized fair value of derivative assets** | | | | |
| Current | $ 3.8 | | $ 17.0 | |
| Non-current | 0.8 | | 3.9 | |
| | $ 4.6 | | $ 20.9 | |
| **Unrealized fair value of derivative liabilities** | | | | |
| Current | $ (22.2) | | $ (1.1) | |
| Non-current | (9.6) | | (0.2) | |
| | $ (31.8) | | $ (1.3) | |
| **Total net fair value** | $ (27.2) | | $ 19.6 | |

*(a) Of the total amount recorded in AOCI at December 31, 2018, $(13.3) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.*

*(b) Of the total amount recorded in AOCI at December 31, 2018, $(2.9) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.*

37 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

### (i) Foreign currency forward and collar contracts

The following table provides a summary of foreign currency forward and collar contracts outstanding at December 31, 2018, maturing in 2019, 2020 and 2021:

| Foreign currency | 2019 | 2020 | 2021 |
|---|---|---|---|
| Brazilian real forward buy contracts | | | |
| (in millions of U.S. dollars) | $ 36.0 | $ - | $ - |
| Average price (Brazilian reais) | 3.66 | - | - |
| Brazilian real zero cost collar contracts | | | |
| (in millions of U.S. dollars) | $ 134.4 | $ 95.6 | $ 12.4 |
| Average put strike (Brazilian reais) | 3.45 | 3.73 | 4.10 |
| Average call strike (Brazilian reais) | 3.75 | 4.18 | 5.10 |
| Canadian dollar forward buy contracts | | | |
| (in millions of U.S. dollars) | $ 58.5 | $ 14.4 | $ - |
| Average rate (Canadian dollars) | 1.28 | 1.31 | - |
| Russian rouble zero cost collar contracts | | | |
| (in millions of U.S. dollars) | $ 54.0 | $ 13.5 | $ - |
| Average put strike (Russian roubles) | 58.9 | 65.0 | - |
| Average call strike (Russian roubles) | 69.6 | 78.4 | - |

The following new derivative contracts were entered into during the year ended December 31, 2018:

- $71.7 million Canadian dollar forward buy contracts at an average rate of 1.29 maturing from 2018 to 2020;
- $288.9 million Brazilian real forward buy contracts at an average rate of 3.35 maturing in 2018 and 2019;
- $212.4 million Brazilian real zero cost collar contracts with an average put strike of 3.59 and an average call strike of 4.05 maturing from 2018 to 2021;
- $27.0 million Russian rouble forward buy contracts with an average rate of 61.2 matured in 2018; and
- $67.5 million Russian rouble zero cost collar contracts with an average put strike of 60.2 and an average call strike of 71.4 maturing from 2019 to 2020; and

At December 31, 2018, the unrealized gain or loss on the derivative contracts recorded in AOCI is as follows:

- Brazilian real forward buy contracts – unrealized loss of $1.7 million (December 31, 2017 - $0.7 million loss);
- Brazilian real zero cost collar contracts – unrealized loss of $7.5 million (December 31, 2017 - $1.8 million gain);
- Canadian dollar forward buy contracts – unrealized loss of $3.5 million (December 31, 2017 - $2.6 million gain); and
- Russian rouble zero cost collar contracts – unrealized loss of $3.3 million (December 31, 2017 - $0.7 million gain).

### (ii) Energy swap contracts

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy swap contracts outstanding at December 31, 2018, maturing in 2019, 2020 and 2021:

| Energy | 2019 | 2020 | 2021 |
|---|---|---|---|
| WTI oil swap contracts (barrels) | 864,451 | 590,400 | 174,000 |
| Average price (U.S. dollars) | $ 51.73 | $ 56.21 | $ 58.84 |

FS
KINROSS GOLD ANNUAL REPORT 2018 38

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) During 2018, the following new commodity derivative contracts were entered into: 944,400 barrels of WTI oil swap contracts at an average rate of $56.95 per barrel maturing from 2019 to 2021. At December 31, 2018, the unrealized gain or loss on these derivative contracts recorded in AOCI is as follows: WTI oil swap contracts – unrealized loss of $7.5 million (December 31, 2017 - $9.8 million gain). (iii) Total return swap contracts The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s DSUs and cash-settled RSUs. Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2018, 5,695,000 TRS units were outstanding. At December 31, 2018, 89.5% of the combined DSU and RSU exposures were economically hedged (December 31, 2017 - 94.8%). Hedge accounting is not applied under the DSU/RSU hedging program. (b) Fair value measurements related to non-financial assets: Property, plant and equipment was written down to its recoverable amount at Paracatu during the year ended December 31, 2017. In addition, the Company recognized a reversal of impairment charges during the year ended December 31, 2017 related to the property, plant and equipment at Tasiast and Fort Knox due to changes in the estimates used to determine the recoverable amount of the Tasiast and Fort Knox CGUs since their last impairment losses were recognized. Certain assumptions used in the calculation of the recoverable amount were categorized as Level 3 in the fair value hierarchy. (c) Fair value of financial assets and liabilities not measured and recognized at fair value: Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 12. FS KINROSS GOLD ANNUAL REPORT 2018 39

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

## 11. CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company's operations are sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company's practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company's hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

### i. Capital management

The Company's objectives when managing capital are to:

- Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
- Ensure the Company has the capital and capacity to support a long-term growth strategy;
- Provide investors with a superior rate of return on their invested capital;
- Ensure compliance with all bank covenant ratios; and
- Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company's quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders' equity ratio as noted in the table below:

| | **December 31, 2018** | December 31, 2017 |
|---|---|---|
| Long-term debt | **$ 1,735.0** | $ 1,732.6 |
| Current portion of long-term debt | **-** | - |
| Total debt | **1,735.0** | 1,732.6 |
| Common shareholders' equity | **4,506.7** | 4,583.6 |
| Total debt / total debt and common shareholders' equity ratio | **27.8%** | 27.4% |
| Company target | **0 – 30%** | 0 – 30% |

### ii. Gold and silver price risk management

No derivatives to hedge metal sales were outstanding in 2018 and 2017.

FS
KINROSS GOLD ANNUAL REPORT 2018 40

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

**iii. Currency risk management**

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles and Mauritanian ouguiya. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into hedging contracts to purchase Canadian dollars, Brazilian reais, and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

At December 31, 2018, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company's net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, and other.

| | | 10% strengthening in U.S. dollar | 10% weakening in U.S. dollar |
|---|---|---|---|
| | Foreign currency net working capital | Effect on earnings before taxes, gain (loss) [(a)] | Effect on earnings before taxes, gain (loss) [(a)] |
| Canadian dollars | (13.9) | 1.3 | (1.5) |
| Brazilian reais | (41.8) | 3.8 | (4.6) |
| Chilean pesos | (32.1) | 2.9 | (3.6) |
| Russian roubles | 22.2 | (2.0) | 2.5 |
| Mauritanian ouguiya | (27.6) | 2.5 | (3.1) |
| Other [(b)] | (2.0) | 0.2 | (0.2) |

*(a) As described in Note 3(ii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.*
*(b) Includes Euros, Ghanaian cedi, British pounds, Australian dollars and South African rand.*

At December 31, 2018, with other variables unchanged, the following represents the effect of the Company's foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real and Russian rouble.

| | 10% strengthening in U.S. dollar | 10% weakening in U.S. dollar |
|---|---|---|
| | Effect on OCI before taxes, gain (loss) [(a)] | Effect on OCI before taxes, gain (loss) [(a)] |
| Canadian dollars | $ (6.1) | $ 7.6 |
| Brazilian reais | $ (18.9) | $ 21.8 |
| Russian roubles | $ (4.0) | $ 3.5 |

*(a) Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.*

41 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

### iv. Energy price risk

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that partially protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

At December 31, 2018, with other variables unchanged, the following represents the effect of the Company's energy swap contracts on OCI before taxes from a 10% change in WTI oil prices.

| | 10% increase in price | 10% decrease in price |
|---|---|---|
| | Effect on OCI before taxes, gain (loss) [(a)] | Effect on OCI before taxes, gain (loss) [(a)] |
| WTI oil | $ 7.5 | $ (7.5) |

*(a) Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which will be to earnings.*

### v. Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2018 - $349.0 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities at December 31, 2018 are as follows:

| | | 2019 | 2020, 2021 | 2022, 2023 | 2024+ |
|---|---|---|---|---|---|
| | Total | Within 1 year [(b)] | 2 to 3 years | 4 to 5 years | More than 5 years |
| Long-term debt [(a)] | $ 2,588.4 | $ 95.1 | $ 690.1 | $ 138.9 | $ 1,664.3 |

*(a) Includes long-term debt, interest and the full face value of the senior notes.*
*(b) Represents interest on long-term debt, due within the next 12 months.*

### vi. Credit risk management

Credit risk relates to cash and cash equivalents, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company generally transacts with highly-rated counterparties and a limit on contingent exposure has been established for counterparties based on their credit ratings. As at December 31, 2018, the Company's maximum exposure to credit risk was the carrying value of cash and cash equivalents, accounts receivable and derivative contracts.

FS
KINROSS GOLD ANNUAL REPORT 2018 42

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

## 12. LONG-TERM DEBT AND CREDIT FACILITIES

| | | December 31, 2018 | | | | December 31, 2017 | |
|---|---|---|---|---|---|---|---|
| | Interest Rates | Nominal Amount | Deferred Financing Costs | Carrying Amount [a] | Fair Value [b] | Carrying Amount [a] | Fair Value [b] |
| Senior notes | (ii) 4.50%-6.875% | $ 1,746.3 | $ (11.3) | $ 1,735.0 | $ 1,668.8 | $ 1,732.6 | $ 1,848.4 |
| Long-term debt | | $ 1,746.3 | $ (11.3) | $ 1,735.0 | $ 1,668.8 | $ 1,732.6 | $ 1,848.4 |

*(a) Includes transaction costs on debt financings.*

*(b) The fair value of debt is primarily determined using quoted market determined variables. See Note 10(c).*

**Scheduled debt repayments**

| | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 and thereafter | Total |
|---|---|---|---|---|---|---|---|
| Senior notes | $ - | $ - | $ 500.0 | $ - | $ - | $ 1,250.0 | $ 1,750.0 |
| Total debt payable | $ - | $ - | $ 500.0 | $ - | $ - | $ 1,250.0 | $ 1,750.0 |

### (i) Corporate revolving credit and term loan facilities

As at December 31, 2018, the Company had utilized $19.7 million (December 31, 2017 - $21.0 million) of its $1,500.0 million revolving credit facility. The amount utilized was entirely for letters of credit. In 2018, the Company drew and repaid in full $80.0 million on the revolving credit facility. Subsequent to December 31, 2018, the Company drew $60.0 million on the revolving credit facility.

On July 23, 2018, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2022 to August 10, 2023.

On July 12, 2017, the Company fully repaid the outstanding term loan balance with proceeds from a $500.0 million offering of debt securities completed on July 6, 2017.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin which is dependent on the Company's credit rating. Based on the Company's credit rating at December 31, 2018, interest charges and fees are as follows:

| Type of credit | |
|---|---|
| Dollar based LIBOR loan: | |
| Revolving credit facility | LIBOR plus 1.70% |
| Letters of credit | 1.13-1.70% |
| Standby fee applicable to unused availability | 0.34% |

The revolving credit facility's credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2018.

43 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

#### (ii) Senior notes

As at December 31, 2018 and 2017, the Company's $1,750.0 million of senior notes consisted of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041.

On July 6, 2017, the Company completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. The Company received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The notes rank equally with the Company's existing senior notes.

The senior notes referred to above (collectively, the "notes") pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2021, 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

#### (iii) Other

The maturity date for the Company's $300.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") was extended by two years to June 30, 2020, effective July 1, 2018. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 0.95% of the drawn amount. As at December 31, 2018, $227.4 million (December 31, 2017 - $215.2 million) was utilized under this facility.

In addition, at December 31, 2018, the Company had $161.5 million (December 31, 2017 - $230.2 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with international banks.

As at December 31, 2018, $264.4 million (December 31, 2017 - $254.7 million) of surety bonds were outstanding with respect to Kinross' operations in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.70% of the drawn amount.

#### (iv) Changes in liabilities arising from financing activities

| | | Year ended December 31, 2018 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Changes from financing cash flows | | | | Other changes | | | | | |
| | Balance as at January 1, 2018 | Debt issued | Debt repayments | Interest paid | Other | Interest expense | Capitalized interest | Capitalized interest paid | Other cash changes | Other non-cash changes | Balance as at December 31, 2018 |
| Long-term debt | $ 1,732.6 | $ 80.0 | $ (80.0) | $ - | $- | $ - | $ - | $ - | $ - | $ 2.4 | $ 1,735.0 |
| Accrued interest payable [(a)] | 33.8 | - | - | (57.9) | - | 72.1 | 41.5 | (38.2) | (9.9) | (8.1) | 33.3 |
| | $ 1,766.4 | $ 80.0 | $ (80.0) | $ (57.9) | $- | $ 72.1 | $ 41.5 | $ (38.2) | $ (9.9) | $ (5.7) | $ 1,768.3 |

*(a) Included in Accounts payable and accrued liabilities.*

FS
KINROSS GOLD ANNUAL REPORT 2018 44

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

| | Year ended December 31, 2017 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Changes from financing cash flows | | | | Other changes | | | | | |
| | Balance as at January 1, 2017 | Debt issued | Debt repayments | Interest paid | Other | Interest expense | Capitalized interest | Capitalized interest paid | Other cash changes | Other non-cash changes | Balance as at December 31, 2017 |
| Long-term debt | $ 1,733.2 | $ 494.7 | $ (500.0) | $ - | $ - | $ - | $ - | $ - | $ - | $ 4.7 | $ 1,732.6 |
| Accrued interest payable [(a)] | 23.4 | - | - | (62.9) | - | 86.5 | 25.1 | (18.0) | (12.0) | (8.3) | 33.8 |
| | $ 1,756.6 | $ 494.7 | $ (500.0) | $ (62.9) | $ - | $ 86.5 | $ 25.1 | $ (18.0) | $ (12.0) | $ (3.6) | $ 1,766.4 |

*(a) Included in Accounts payable and accrued liabilities.*

## 13. PROVISIONS

| | Reclamation and remediation obligations (i) | Other | Total |
|---|---|---|---|
| Balance at January 1, 2018 | $ 861.4 | $ 35.6 | $ 897.0 |
| Additions | 53.7 | 12.2 | 65.9 |
| Reductions | (24.0) | (12.9) | (36.9) |
| Reclamation spending | (58.1) | - | (58.1) |
| Accretion | 29.1 | - | 29.1 |
| Reclamation recovery | (8.0) | - | (8.0) |
| Balance at December 31, 2018 | $ 854.1 | $ 34.9 | $ 889.0 |
| Current portion | 63.6 | 9.0 | 72.6 |
| Non-current portion | 790.5 | 25.9 | 816.4 |
| | $ 854.1 | $ 34.9 | $ 889.0 |

### (i) Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating expense for the year ended December 31, 2018 is an $8.0 million recovery (year ended December 31, 2017 - $11.4 million expense) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed. The majority of the expenditures are expected to occur between 2019 and 2044. The discount rates used in estimating the site restoration cost obligation were between 2.5% and 12.3% for the year ended December 31, 2018 (year ended December 31, 2017 - 1.8% and 11.6%), and the inflation rate used was between 2.1% and 5.1% for the year ended December 31, 2018 (year ended December 31, 2017 - 1.8% and 5.0%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2018, letters of credit totaling $366.7 million (December 31, 2017 - $411.5 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at December 31, 2018, $264.4 million (December 31, 2017 - $254.7 million) of surety bonds were issued with respect to Kinross' operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

45 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

## 14. COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2018 and 2017 is as follows:

| | Year ended December 31, 2018 | | | Year ended December 31, 2017 | | |
|---|---|---|---|---|---|---|
| | Number of shares (000's) | | Amount | Number of shares (000's) | | Amount |
| **Common shares** | | | | | | |
| Balance at January 1, | 1,247,004 | $ | 14,902.5 | 1,245,050 | $ | 14,894.2 |
| Issued under share option and restricted share plans | 3,225 | | 10.9 | 1,954 | | 8.3 |
| Balance at end of period | 1,250,229 | $ | 14,913.4 | 1,247,004 | $ | 14,902.5 |
| Total common share capital | | $ | 14,913.4 | | $ | 14,902.5 |

## 15. SHARE-BASED PAYMENTS

Share-based compensation recorded during the years ended December 31, 2018 and 2017 was as follows:

| | Years ended December 31, 2018 | | 2017 |
|---|---|---|---|
| Share option plan expense (i) | $ 2.7 | $ | 2.4 |
| Restricted share unit plan expense, including restricted performance shares (ii) | 18.6 | | 23.4 |
| Deferred share units expense (iii) | 1.1 | | 1.2 |
| Employer portion of employee share purchase plan (iv) | 2.1 | | 2.0 |
| Total share-based compensation expense | $ 24.5 | $ | 29.0 |

### (i) Share option plan

The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed 31.2 million common shares. Additionally, the aggregate number of Common Shares reserved for issuance under the share option plan to insiders, at any one time upon the exercise of Options and pursuant to all other compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. Each option granted under the plan on or after February 16, 2011 is for a maximum term of seven years. One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The stock options outstanding at December 31, 2018 expire at various dates to 2025. The number of common shares available for the granting of options as at December 31, 2018 was 12.1 million.

FS
KINROSS GOLD ANNUAL REPORT 2018 46

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table summarizes the status of the share option plan and changes during the years ended December 31, 2018 and 2017:

| | 2018 | | | 2017 | | |
|---|---|---|---|---|---|---|
| | Number of options (000's) | | Weighted average exercise price (CDN$/option) | Number of options (000's) | | Weighted average exercise price (CDN$/option) |
| Balance at January 1 | **12,173** | | **6.52** | 12,429 | $ | 6.95 |
| Granted | **1,950** | | **4.95** | 1,669 | | 5.06 |
| Exercised | **(301)** | | **3.65** | (265) | | 4.09 |
| Forfeited | **(238)** | | **4.87** | (1,567) | | 8.74 |
| Expired | **(1,240)** | | **12.58** | (93) | | 7.38 |
| Outstanding at end of period | **12,344** | **$** | **5.77** | 12,173 | $ | 6.52 |
| Exercisable at end of period | **8,861** | **$** | **6.13** | 8,539 | $ | 7.41 |

For the year ended December 31, 2018, the weighted average share price at the date of exercise was CDN$4.87.

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2018:

| | | | | Options outstanding | | | | Options exercisable | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Exercise price range in CDN$:** | | | | Number of options (000's) | | Weighted average exercise price (CDN$) | Weighted average remaining contractual life (years) | Number of options (000's) | | Weighted average exercise price (CDN$) | Weighted average remaining contractual life (years) |
| $ | 2.96 | $ | 4.56 | **3,764** | **$** | **3.89** | **3.18** | **3,265** | **$** | **3.85** | **3.05** |
| | 4.57 | | 5.19 | **3,512** | | **5.00** | **5.58** | **529** | | **5.10** | **5.02** |
| | 5.20 | | 7.97 | **2,019** | | **5.80** | **2.05** | **2,019** | | **5.80** | **2.05** |
| | 7.98 | | 10.99 | **3,049** | | **8.96** | **0.73** | **3,048** | | **8.96** | **0.73** |
| | | | | **12,344** | **$** | **5.77** | **3.07** | **8,861** | **$** | **6.13** | **2.14** |

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the years ended December 31, 2018 and 2017:

| | | 2018 | | 2017 |
|---|---|---|---|---|
| Weighted average share price (CDN$) | **$** | **4.95** | $ | 5.06 |
| Expected dividend yield | | **0.0%** | | 0.0% |
| Expected volatility | | **47.5%** | | 49.3% |
| Risk-free interest rate | | **2.1%** | | 1.1% |
| Expected option life (in years) | | **4.5** | | 4.5 |
| Weighted average fair value per stock option granted (CDN$) | **$** | **2.05** | $ | 2.09 |

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company's shares.

**(ii) Restricted Share Unit Plan**

The Company has a Restricted Share Plan whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. The current maximum number of common shares issuable under this plan is 10.1 million.

47 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

### (a) Restricted share units

RSUs are generally exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period.

The following table summarizes information about the RSUs and related changes during the years ended at December 31, 2018 and 2017:

| | 2018 | | | 2017 | | |
|---|---|---|---|---|---|---|
| | Number of units (000's) | | Weighted average fair value (CDN$/unit) | Number of units (000's) | | Weighted average fair value (CDN$/unit) |
| Balance at January 1 | 8,277 | $ | 4.63 | 9,219 | $ | 4.01 |
| Granted | 4,258 | | 4.85 | 5,128 | | 5.07 |
| Redeemed | (4,247) | | 4.37 | (4,847) | | 4.01 |
| Forfeited | (662) | | 4.86 | (1,223) | | 4.24 |
| Outstanding at end of period | 7,626 | $ | 4.88 | 8,277 | $ | 4.63 |

As at December 31, 2018, the Company had recognized a liability of $8.7 million (December 31, 2017 - $11.3 million) in respect of its cash-settled RSUs.

### (b) Restricted performance share units

The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

The following table summarizes information about the RPSUs and related changes during the years ended at December 31, 2018 and 2017:

| | 2018 | | | 2017 | | |
|---|---|---|---|---|---|---|
| | Number of units (000's) | | Weighted average fair value (CDN$/unit) | Number of units (000's) | | Weighted average fair value (CDN$/unit) |
| Balance at January 1 | 4,886 | $ | 4.52 | 4,993 | $ | 4.51 |
| Granted | 2,807 | | 4.77 | 1,209 | | 5.32 |
| Redeemed | (2,523) | | 3.56 | (889) | | 5.39 |
| Forfeited | (180) | | 4.75 | (427) | | 4.81 |
| Outstanding at end of period | 4,990 | $ | 5.14 | 4,886 | $ | 4.52 |

### (iii) Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the DSU issue date. At such time as an outside director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the Deferred Share Unit Plan.

FS
KINROSS GOLD ANNUAL REPORT 2018 48

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2018 and 2017 are as follows:

| | Years ended December 31, | |
|---|---|---|
| | 2018 | 2017 |
| DSUs granted (000's) | 312 | 297 |
| Weighted average grant-date fair value (CDN$/ unit) | $ 4.39 | $ 5.15 |

There were 1,701,799 DSUs outstanding, for which the Company had recognized a liability of $5.5 million, as at December 31, 2018 (December 31, 2017 - $7.0 million).

**(iv) Employee share purchase plan**

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees' contributions.

The compensation expense related to the employee SPP for the year ended December 31, 2018 was $2.1 million (year ended December 31, 2017 - $2.0 million).

## 16. EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the year ended December 31, 2018 was $(23.6) million (year ended December 31, 2017 - $445.4 million).

Earnings (loss) per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods:

| (Number of common shares in thousands) | Years ended December 31, | |
|---|---|---|
| | 2018 | 2017 |
| Basic weighted average shares outstanding: | 1,249,495 | 1,246,619 |
| Weighted average shares dilution adjustments: | | |
| Stock options | - | 1,606 |
| Restricted shares | - | 3,905 |
| Restricted performance shares | - | 4,915 |
| Diluted weighted average shares outstanding | 1,249,495 | 1,257,045 |
| Weighted average shares dilution adjustments - exclusions: (a) | | |
| Stock options (b) | 8,819 | 7,199 |
| Restricted shares | 2,777 | - |
| Restricted performance shares | 4,708 | - |

*(a) These adjustments were excluded, as they are anti-dilutive.*
*(b) Anti-dilutive stock options were determined using the Company's average share price for the year. For the years ended December 31, 2018 and 2017, the average share price used was $3.44 and $4.00, respectively.*

49 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

## 17. INCOME TAX EXPENSE (RECOVERY)

The following table shows the components of the current and deferred tax expense:

| | Years ended December 31, 2018 | Years ended December 31, 2017 |
|---|---|---|
| **Current tax expense (recovery)** | | |
| Current period | $ 137.8 | $ 63.2 |
| Adjustment for prior periods | (7.9) | (10.0) |
| **Deferred tax expense (recovery)** | | |
| Origination and reversal of temporary differences | 55.8 | (83.0) |
| Impact of changes in tax rate | (0.1) | (0.1) |
| Change in unrecognized deductible temporary differences | (35.6) | 7.5 |
| Recognition of previously unrecognized tax losses | (11.2) | (0.8) |
| Total tax expense (recovery) | $ 138.8 | $ (23.2) |

In 2017 the Company recognized a net income tax benefit of $93.4 million due to the enactment of U.S. Tax Reform legislation passed on December 22, 2017. The 2017 net benefit included a benefit of $124.4 million in respect of the collectability of the Alternative Minimum Tax ("AMT") credit, which was partially offset by the write-down of the net deferred tax assets to reflect the reduction in the U.S. corporate tax rate from 35% to 21% beginning January 1, 2018.

Further guidance on the implementation and application of the U.S. Tax Reform legislation was released during 2018. The IRS released guidance that the AMT refunds would no longer be subject to sequestration for taxation years commencing after December 31, 2017. The Company recognized an additional $8.7 million income tax benefit in 2018 as a result.

Further guidance on the implementation and application of the U.S. Tax Reform legislation will be forthcoming in regulations to be issued by the Department of the Treasury, legislation or guidance for the states in which the Company operates, and directions from the Office of Management and Budget. Such legislation, regulations, directions, and additional guidance may require changes to the estimated net benefit recorded and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions, and additional guidance are enacted or released by the relevant authorities.

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

| | 2018 | 2017 |
|---|---|---|
| Combined statutory income tax rate | 26.5% | 26.5% |
| Increase (decrease) resulting from: | | |
| Mining taxes | 8.0% | 5.0% |
| Percentage of depletion | (3.4%) | 0.0% |
| Difference in foreign tax rates and foreign exchange on deferred income taxes within income tax expense | 42.1% | (19.1%) |
| Change in unrecognized deferred tax assets | 59.2% | 30.4% |
| Under (over) provided in prior periods | (34.4%) | (8.9%) |
| Income not subject to tax | (17.1%) | (3.0%) |
| Effect of non-deductible impairment/(reversals) | 0.2% | (17.6%) |
| Enacted rate change | 0.0% | 0.1% |
| Accounting expenses disallowed for tax | 17.8% | 9.8% |
| Taxes on repatriation of foreign earnings | 12.4% | 3.8% |
| AMT credit receivable due to US Tax Reform | (7.8%) | (29.7%) |
| Other | 19.1% | (2.8%) |
| Effective tax rate | 122.6% | (5.5%) |

FS
KINROSS GOLD ANNUAL REPORT 2018 50

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

### i. Deferred income tax

The following table summarizes the components of deferred income tax:

| | December 31, 2018 | December 31, 2017 |
|---|---|---|
| Deferred tax assets | | |
| Accrued expenses and other | $ 39.5 | $ 28.3 |
| Property, plant and equipment | 25.5 | 43.3 |
| Reclamation and remediation obligations | 69.5 | 50.2 |
| Inventory capitalization | 4.3 | 3.4 |
| Non-capital loss | 19.3 | 6.2 |
| | 158.1 | 131.4 |
| Deferred tax liabilities | | |
| Accrued expenses and other | 2.4 | 4.9 |
| Property, plant and equipment | 340.2 | 316.8 |
| Inventory capitalization | 35.7 | 32.0 |
| Deferred tax liabilities - net | $ 220.2 | $ 222.3 |

For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

| | December 31, 2018 | December 31, 2017 |
|---|---|---|
| Balance at the beginning of the period | $ 222.3 | $ 296.2 |
| Recognized in profit/loss | 8.9 | (76.4) |
| Recognized in OCI | (11.1) | (0.8) |
| Other | 0.1 | 3.3 |
| Balance at the end of the period | $ 220.2 | $ 222.3 |

### ii. Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2018 is $6.7 billion (December 31, 2017 - $6.5 billion).

Deferred tax assets have not been recognized in respect of the following items:

| | December 31, 2018 | December 31, 2017 |
|---|---|---|
| Deductible temporary differences | $ 746.4 | $ 777.0 |
| Tax losses | 551.2 | 505.4 |

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

51 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

**iii. Non-capital losses (not recognized)**

The following table summarizes the Company's non-capital losses that can be applied against future taxable profit:

| Country | Type | Amount | Expiry Date |
|---|---|---|---|
| Canada | Net operating losses | $ 801.0 | 2019 - 2038 |
| United States [(a)] | Net operating losses | 66.1 | 2019 - 2037 |
| Chile | Net operating losses | 206.4 | No expiry |
| Brazil | Net operating losses | 35.7 | No expiry |
| Barbados | Net operating losses | 927.8 | 2019 - 2025 |
| Mauritania | Net operating losses | 70.8 | 2019 - 2023 |
| Other | Net operating losses | 60.4 | Various |

*(a) Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.*

## 18. SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team.

The Kupol segment includes the Kupol and Dvoinoye mines. These two mines have been aggregated into one reportable segment as they have integrated cost structures, due to the processing of Dvoinoye ore at the Kupol mill, and other shared infrastructure such as the purchasing function.

The Corporate and other segment includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, La Coipa, Lobo-Marte and White Gold until its disposal on June 14, 2017) and non-mining and other operations. These have been aggregated into one reportable segment as they do not generate revenues.

Finance income, finance expense, other income (expense), and equity in earnings (losses) of associate and joint ventures are managed on a consolidated basis and are not allocated to operating segments.

FS
KINROSS GOLD ANNUAL REPORT 2018 52

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

### i. Operating segments

The following tables set forth operating results by reportable segment for the following years:

| | Operating segments | | | | | | | | Non-operating segments [a] | |
|---|---|---|---|---|---|---|---|---|---|---|
| Year ended December 31, 2018: | Fort Knox | Round Mountain | Bald Mountain | Paracatu | Maricunga | Kupol | Tasiast | Chirano | Corporate and other [b],[c] | Total |
| Revenue | | | | | | | | | | |
| Metal sales | $ 325.5 | 483.9 | 403.9 | 663.1 | 113.6 | 627.7 | 307.8 | 286.0 | 1.1 | $ 3,212.6 |
| Cost of sales | | | | | | | | | | |
| Production cost of sales | 214.4 | 277.6 | 174.1 | 430.5 | 65.7 | 288.2 | 237.3 | 172.7 | - | 1,860.5 |
| Depreciation, depletion and amortization | 109.7 | 51.0 | 99.7 | 148.9 | 4.0 | 133.5 | 95.5 | 123.8 | 6.3 | 772.4 |
| Total cost of sales | 324.1 | 328.6 | 273.8 | 579.4 | 69.7 | 421.7 | 332.8 | 296.5 | 6.3 | 2,632.9 |
| Gross profit (loss) | $ 1.4 | 155.3 | 130.1 | 83.7 | 43.9 | 206.0 | (25.0) | (10.5) | (5.2) | $ 579.7 |
| Other operating expense | 38.2 | - | 7.9 | 13.8 | (1.3) | (0.4) | 52.4 | (10.3) | 36.7 | 137.0 |
| Exploration and business development | 4.7 | 1.2 | 11.5 | - | 0.1 | 19.2 | 8.5 | 6.0 | 58.0 | 109.2 |
| General and administrative | - | - | - | - | - | - | - | - | 133.0 | 133.0 |
| Operating earnings (loss) | $ (41.5) | 154.1 | 110.7 | 69.9 | 45.1 | 187.2 | (85.9) | (6.2) | (232.9) | $ 200.5 |
| Other income (expense) - net | | | | | | | | | | 3.2 |
| Equity in losses of joint ventures | | | | | | | | | | (0.3) |
| Finance income | | | | | | | | | | 11.0 |
| Finance expense | | | | | | | | | | (101.2) |
| Earnings before tax | | | | | | | | | | $ 113.2 |

| | Operating segments | | | | | | | | Non-operating segments [a] | |
|---|---|---|---|---|---|---|---|---|---|---|
| Year ended December 31, 2017: | Fort Knox | Round Mountain | Bald Mountain | Paracatu | Maricunga | Kupol | Tasiast | Chirano | Corporate and other [b],[c] | Total |
| Revenue | | | | | | | | | | |
| Metal sales | $ 481.1 | 552.2 | 331.5 | 447.0 | 52.0 | 726.9 | 298.4 | 317.6 | 96.3 | $ 3,303.0 |
| Cost of sales | | | | | | | | | | |
| Production cost of sales | 239.9 | 302.5 | 168.9 | 310.2 | 19.9 | 300.9 | 178.2 | 200.1 | 36.8 | 1,757.4 |
| Depreciation, depletion and amortization | 86.6 | 107.4 | 83.5 | 127.0 | 4.6 | 184.2 | 78.6 | 138.6 | 8.9 | 819.4 |
| Impairment, net of reversals | (88.6) | - | - | 253.0 | - | - | (142.9) | - | - | 21.5 |
| Total cost of sales | 237.9 | 409.9 | 252.4 | 690.2 | 24.5 | 485.1 | 113.9 | 338.7 | 45.7 | 2,598.3 |
| Gross profit (loss) | $ 243.2 | 142.3 | 79.1 | (243.2) | 27.5 | 241.8 | 184.5 | (21.1) | 50.6 | $ 704.7 |
| Other operating expense | 9.5 | - | 1.1 | 20.1 | 6.1 | (0.3) | 60.0 | (1.8) | 34.9 | 129.6 |
| Exploration and business development | 9.0 | 2.6 | 9.5 | - | 0.1 | 17.1 | 5.7 | 8.2 | 53.8 | 106.0 |
| General and administrative | - | - | - | - | - | - | - | - | 132.6 | 132.6 |
| Operating earnings (loss) | $ 224.7 | 139.7 | 68.5 | (263.3) | 21.3 | 225.0 | 118.8 | (27.5) | (170.7) | $ 336.5 |
| Other income (expense) - net | | | | | | | | | | 188.1 |
| Equity in losses of joint ventures and associate | | | | | | | | | | (1.3) |
| Finance income | | | | | | | | | | 13.5 |
| Finance expense | | | | | | | | | | (117.8) |
| Earnings before tax | | | | | | | | | | $ 419.0 |

53 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

| | Operating segments | | | | | | | | Non-operating segments [(a)] | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Fort Knox | Round Mountain | Bald Mountain | Paracatu | Maricunga | Kupol | Tasiast | Chirano | Corporate and other [(b),(c)] | Total |
| Property, plant and equipment at: | | | | | | | | | | |
| December 31, 2018 | $ 363.3 | 433.9 | 513.5 | 1,585.8 | 39.5 | 418.4 | 1,591.6 | 232.2 | 340.9 | $ 5,519.1 |
| Total assets at: | | | | | | | | | | |
| December 31, 2018 | $ 590.1 | 583.9 | 686.1 | 1,832.8 | 126.6 | 1,054.9 | 1,940.6 | 334.0 | 914.8 | $ 8,063.8 |
| Capital expenditures for year ended December 31, 2018 [(d)] | $ 95.1 | 196.5 | 161.1 | 96.0 | - | 63.6 | 454.7 | 25.5 | 5.8 | $ 1,098.3 |

| | Operating segments | | | | | | | | Non-operating segments [(a)] | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Fort Knox | Round Mountain | Bald Mountain | Paracatu | Maricunga | Kupol | Tasiast | Chirano | Corporate and other [(b),(c)] | Total |
| Property, plant and equipment at: | | | | | | | | | | |
| December 31, 2017 | $ 354.1 | 286.2 | 422.2 | 1,383.1 | 39.5 | 474.7 | 1,296.0 | 332.6 | 298.8 | $ 4,887.2 |
| Total assets at: | | | | | | | | | | |
| December 31, 2017 | $ 559.1 | 460.2 | 612.2 | 1,646.5 | 171.3 | 1,164.5 | 1,580.3 | 516.4 | 1,446.7 | $ 8,157.2 |
| Capital expenditures for year ended December 31, 2017 [(d)] | $ 110.2 | 97.1 | 90.4 | 121.6 | 1.4 | 54.1 | 434.5 | 46.0 | 5.0 | $ 960.3 |

*(a) Non-operating segments include development properties.*

*(b) Corporate and other includes corporate, Cerro Casale until its disposal on June 9, 2017, shutdown and other non-operating assets (including Kettle River - Buckhorn, La Coipa, Lobo-Marte and White Gold until its disposal on June 14, 2017).*

*(c) In 2017, the Kettle River - Buckhorn mine came to the end of its life and mining activities were completed. The Kettle River - Buckhorn segment has been reclassified to Corporate and other for 2018, as well as the 2017 comparative figures, for segment reporting purposes. Accordingly, Corporate and other includes metal sales and operating earnings (loss) of Kettle River - Buckhorn of $1.1 million and $(8.4) million, respectively (2017 - $96.3 million and $43.4 million, respectively).*

*(d) Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.*

### ii. Geographic segments

The following table shows metal sales and property, plant and equipment by geographic region:

| | Metal sales Years ended December 31, | | Property, plant and equipment As at December 31, | |
|---|---|---|---|---|
| | **2018** | 2017 | **2018** | 2017 |
| **Geographic information** [(a)] | | | | |
| United States | $ **1,214.4** | $ 1,461.1 | $ **1,315.6** | $ 1,067.4 |
| Russian Federation | **627.7** | 726.9 | **423.9** | 482.3 |
| Brazil | **663.1** | 447.0 | **1,585.5** | 1,383.1 |
| Chile | **113.6** | 52.0 | **358.2** | 308.8 |
| Mauritania | **307.8** | 298.4 | **1,594.8** | 1,302.1 |
| Ghana | **286.0** | 317.6 | **241.1** | 343.5 |
| Canada | **-** | - | **-** | - |
| Total | $ **3,212.6** | $ 3,303.0 | $ **5,519.1** | $ 4,887.2 |

*(a) Geographic location is determined based on location of the mining assets.*

FS
KINROSS GOLD ANNUAL REPORT 2018 54

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

### iii. Significant customers

The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

| Year ended December 31, 2018: | | Fort Knox | Round Mountain | Bald Mountain | Paracatu | Maricunga | Kupol | Tasiast | Chirano | Corporate and other | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Customer | | | | | | | | | | | | |
| 1 | $ | 38.4 | 96.2 | 70.4 | 46.2 | 18.1 | - | 119.4 | 116.4 | - | | 505.1 |
| 2 | | - | - | - | - | - | 376.3 | - | - | - | | 376.3 |
| 3 | | 56.1 | 38.8 | 19.8 | 75.3 | 38.7 | - | 75.5 | 56.6 | - | | 360.8 |
| 4 | | 17.5 | 5.6 | 3.6 | 186.4 | 5.5 | - | 62.0 | 71.3 | - | | 351.9 |
| | | | | | | | | | | | $ | 1,594.1 |
| % of total metal sales | | | | | | | | | | | | 49.6% |

| Year ended December 31, 2017: | | Fort Knox | Round Mountain | Bald Mountain | Paracatu | Maricunga | Kupol | Tasiast | Chirano | Corporate and other | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Customer | | | | | | | | | | | | |
| 1 | $ | - | - | - | - | - | 694.5 | - | - | - | | 694.5 |
| 2 | | 54.4 | 60.2 | 64.8 | 48.8 | 6.8 | 16.4 | 146.9 | 116.3 | 16.9 | | 531.5 |
| 3 | | 6.4 | 19.0 | 16.4 | 157.9 | 11.6 | - | 31.7 | 99.1 | - | | 342.1 |
| | | | | | | | | | | | $ | 1,568.1 |
| % of total metal sales | | | | | | | | | | | | 47.5% |

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

## 19. COMMITMENTS AND CONTINGENCIES

### i. Commitments

**Operating leases**

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $11.4 million, $9.1 million, $8.5 million, $5.0 million and $5.0 million for each year from 2019 to 2023, respectively, and $31.3 million thereafter.

**Purchase commitments**

At December 31, 2018, the Company had future commitments of approximately $101.9 million (December 31, 2017 - $192.7 million) for capital expenditures.

### ii. Contingencies

**General**

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

55 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) Other legal matters The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows. Maricunga regulatory proceedings In May 2015, the Chile environmental enforcement authority (“the SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rej ected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal. On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The Supreme Court has the discretion to decide whether it will hear any of the appeals. Prior to the November 23, 2018 rulings, CMM and the CDE were pursuing potential settlement. CMM expects to continue pursuing settlement discussions notwithstanding the Environmental Tribunal’s rulings. On May 19, 2017, a release of diesel fuel occurred from a power generation area of the Rancho del Gallo Camp. The release occurred when a pipe valve attached to a fuel tank was opened by an unknown party, effectively draining the tank. CMM estimates that approximately 15,000 litres of diesel escaped containment affecting the surrounding soil and a nearby stream. After discovering the release, CMM commenced actions designed to contain the release, including mobilization of a third-party response team, and has addressed both localized and downstream impacts of the release. CMM notified the relevant authorities of the release, and has kept them informed of its response activities. Various agencies have reviewed, or are reviewing the situation and have requested information from CMM. The SMA has concluded that CMM took appropriate actions to address environmental harm and health risks. Further, the SEC (Superintendencia de Electridad y Combustibles), the agency that regulates fuel facilities and electrical power, has concluded an administrative action against CMM for regulatory non-compliances at the facility resulting in a fine equivalent to approximately $35 thousand. Other legal actions relating to the release could result in the imposition of fines or other sanctions against CMM or its employees. Sunnyside litigation The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, FS KINROSS GOLD ANNUAL REPORT 2018 56

KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2018 and 2017 (Tabular amounts in millions of United States dollars, unless otherwise noted) and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). Failure to comply with the Order may subject SGC to penalties and damages, and SGC is undertaking to comply. In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a Complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The Complaint seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico, and it is expected that additional claims will be made against SGC and Kinross in the course of the centralized proceeding. Income taxes The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross. FS KINROSS GOLD ANNUAL REPORT 2018 57

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

## 20. RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2018 and 2017 other than compensation of key management personnel.

The Company received no dividends from Puren during the years ended December 31, 2018 and 2017.

**Key management personnel**

Compensation of key management personnel of the Company is as follows:

| | Years ended December 31, | |
|---|---|---|
| | 2018 | 2017 |
| Cash compensation - Salaries, short-term incentives, and other benefits | $ 8.6 | $ 9.1 |
| Long-term incentives, including share-based payments | 9.3 | 8.7 |
| Total compensation paid to key management personnel | $ 17.9 | $ 17.8 |

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.

## 21. CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the "guarantor subsidiaries"): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at December 31, 2018 and 2017 and the consolidating statements of operations, statements of comprehensive income (loss) and statements of cash flows for the years ended December 31, 2018 and 2017. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

FS
KINROSS GOLD ANNUAL REPORT 2018 58

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

### Consolidating balance sheet as at December 31, 2018

| | Guarantors | | | | | | |
|---|---|---|---|---|---|---|---|
| | Kinross Gold Corp. | Guarantor Subsidiaries | Guarantor Adjustments | Total Guarantors | Non-guarantors | Eliminations | Consolidated |
| **Assets** | | | | | | | |
| Current assets | | | | | | | |
| Cash and cash equivalents | $ 29.7 | $ 103.8 | $ - | $ 133.5 | $ 215.5 | $ - | $ 349.0 |
| Restricted cash | - | 6.2 | - | 6.2 | 6.5 | - | 12.7 |
| Accounts receivable and other assets | 9.7 | 30.4 | - | 40.1 | 61.3 | - | 101.4 |
| Intercompany receivables | 558.9 | 1,098.0 | (275.8) | 1,381.1 | 4,283.2 | (5,664.3) | - |
| Current income tax recoverable | - | 2.3 | - | 2.3 | 76.7 | - | 79.0 |
| Inventories | 2.6 | 478.3 | - | 480.9 | 571.1 | - | 1,052.0 |
| Unrealized fair value of derivative assets | 3.3 | 0.5 | - | 3.8 | - | - | 3.8 |
| | 604.2 | 1,719.5 | (275.8) | 2,047.9 | 5,214.3 | (5,664.3) | $ 1,597.9 |
| Non-current assets | | | | | | | |
| Property, plant and equipment | 31.5 | 2,931.4 | - | 2,962.9 | 2,556.2 | - | 5,519.1 |
| Goodwill | - | 158.8 | - | 158.8 | 3.9 | - | 162.7 |
| Long-term investments | 145.9 | - | - | 145.9 | 10.0 | - | 155.9 |
| Investments in joint ventures and associate | - | - | - | - | 18.3 | - | 18.3 |
| Intercompany investments | 3,557.8 | 3,983.5 | (6,213.0) | 1,328.3 | 15,167.0 | (16,495.3) | - |
| Unrealized fair value of derivative assets | - | 0.8 | - | 0.8 | - | - | 0.8 |
| Other long-term assets | 11.7 | 187.3 | - | 199.0 | 365.1 | - | 564.1 |
| Long-term intercompany receivables | 3,215.3 | 2,421.7 | (1,981.0) | 3,656.0 | 3,576.0 | (7,232.0) | - |
| Deferred tax assets | - | - | - | - | 45.0 | - | 45.0 |
| **Total assets** | $ 7,566.4 | $ 11,403.0 | $ (8,469.8) | $ 10,499.6 | $ 26,955.8 | $ (29,391.6) | $ 8,063.8 |
| **Liabilities** | | | | | | | |
| Current liabilities | | | | | | | |
| Accounts payable and accrued liabilities | $ 74.5 | $ 207.9 | $ - | $ 282.4 | $ 183.5 | $ - | $ 465.9 |
| Intercompany payables | 131.0 | 687.3 | (275.8) | 542.5 | 5,121.8 | (5,664.3) | - |
| Current income tax payable | - | 14.1 | - | 14.1 | 7.6 | - | 21.7 |
| Current portion of provisions | - | 23.6 | - | 23.6 | 49.0 | - | 72.6 |
| Current portion of unrealized fair value of derivative liabilities | 7.1 | 12.3 | - | 19.4 | 2.8 | - | 22.2 |
| Deferred payment obligation | - | - | - | - | 30.0 | - | 30.0 |
| | 212.6 | 945.2 | (275.8) | 882.0 | 5,394.7 | (5,664.3) | 612.4 |
| Non-current liabilities | | | | | | | |
| Long-term debt | 1,735.0 | - | - | 1,735.0 | - | - | 1,735.0 |
| Provisions | 10.9 | 403.0 | - | 413.9 | 402.5 | - | 816.4 |
| Unrealized fair value of derivative liabilities | 3.9 | 3.6 | - | 7.5 | 2.1 | - | 9.6 |
| Other long-term liabilities | - | 54.7 | - | 54.7 | 43.2 | - | 97.9 |
| Long-term intercompany payables | 1,097.3 | 3,589.4 | (1,981.0) | 2,705.7 | 4,526.3 | (7,232.0) | - |
| Deferred tax liabilities | - | 194.1 | - | 194.1 | 71.1 | - | 265.2 |
| **Total liabilities** | 3,059.7 | 5,190.0 | (2,256.8) | 5,992.9 | 10,439.9 | (12,896.3) | 3,536.5 |
| **Equity** | | | | | | | |
| Common shareholders' equity | | | | | | | |
| Common share capital | $ 14,913.4 | $ 1,795.3 | $ (1,795.3) | $ 14,913.4 | $ 19,217.6 | $ (19,217.6) | $ 14,913.4 |
| Contributed surplus | 239.8 | 3,442.6 | (3,442.6) | 239.8 | 6,415.6 | (6,415.6) | 239.8 |
| Accumulated deficit | (10,548.0) | 1,001.6 | (1,001.6) | (10,548.0) | (9,078.2) | 9,078.2 | (10,548.0) |
| Accumulated other comprehensive income (loss) | (98.5) | (26.5) | 26.5 | (98.5) | (59.7) | 59.7 | (98.5) |
| **Total common shareholders' equity** | 4,506.7 | 6,213.0 | (6,213.0) | 4,506.7 | 16,495.3 | (16,495.3) | 4,506.7 |
| Non-controlling interest | - | - | - | - | 20.6 | - | 20.6 |
| **Total equity** | 4,506.7 | 6,213.0 | (6,213.0) | 4,506.7 | 16,515.9 | (16,495.3) | 4,527.3 |
| **Total liabilities and equity** | $ 7,566.4 | $ 11,403.0 | $ (8,469.8) | $ 10,499.6 | $ 26,955.8 | $ (29,391.6) | $ 8,063.8 |

59 FS
KINROSS GOLD ANNUAL REPORT 2018

# KINROSS GOLD CORPORATION

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

### Consolidating balance sheet as at December 31, 2017

| | Guarantors | | | | Non-guarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| | Kinross Gold Corp. | Guarantor Subsidiaries | Guarantor Adjustments | Total Guarantors | | | |
| **Assets** | | | | | | | |
| Current assets | | | | | | | |
| Cash and cash equivalents | $ 267.6 | $ 122.7 | $ - | $ 390.3 | $ 635.5 | $ - | $ 1,025.8 |
| Restricted cash | - | 5.6 | - | 5.6 | 6.5 | - | 12.1 |
| Accounts receivable and other assets | 10.4 | 26.6 | - | 37.0 | 54.3 | - | 91.3 |
| Intercompany receivables | 518.6 | 1,297.9 | (245.7) | 1,570.8 | 4,256.8 | (5,827.6) | - |
| Current income tax recoverable | - | 17.1 | - | 17.1 | 26.8 | - | 43.9 |
| Inventories | 2.1 | 560.6 | - | 562.7 | 531.6 | - | 1,094.3 |
| Unrealized fair value of derivative assets | 23.0 | (10.7) | - | 12.3 | 4.7 | - | 17.0 |
| | 821.7 | 2,019.8 | (245.7) | 2,595.8 | 5,516.2 | (5,827.6) | 2,284.4 |
| Non-current assets | | | | | | | |
| Property, plant and equipment | 27.6 | 2,478.9 | - | 2,506.5 | 2,380.7 | - | 4,887.2 |
| Goodwill | - | 158.8 | - | 158.8 | 3.9 | - | 162.7 |
| Long-term investments | 180.8 | - | - | 180.8 | 7.2 | - | 188.0 |
| Investments in joint ventures and associate | - | 5.5 | - | 5.5 | 18.2 | - | 23.7 |
| Intercompany investments | 3,535.2 | 3,269.1 | (6,202.6) | 601.7 | 14,693.0 | (15,294.7) | - |
| Unrealized fair value of derivative assets | 14.8 | (12.3) | - | 2.5 | 1.4 | - | 3.9 |
| Other long-term assets | 11.7 | 133.2 | - | 144.9 | 429.1 | - | 574.0 |
| Long-term intercompany receivables | 3,206.4 | 2,414.3 | (1,819.9) | 3,800.8 | 3,171.3 | (6,972.1) | - |
| Deferred tax assets | - | 0.1 | - | 0.1 | 33.2 | - | 33.3 |
| **Total assets** | $ 7,798.2 | $ 10,467.4 | $ (8,268.2) | $ 9,997.4 | $ 26,254.2 | $ (28,094.4) | $ 8,157.2 |
| **Liabilities** | | | | | | | |
| Current liabilities | | | | | | | |
| Accounts payable and accrued liabilities | $ 88.5 | $ 218.0 | $ - | $ 306.5 | $ 176.1 | $ - | $ 482.6 |
| Intercompany payables | 184.4 | 643.0 | (245.7) | 581.7 | 5,245.9 | (5,827.6) | - |
| Current income tax payable | - | 19.5 | - | 19.5 | 15.6 | - | 35.1 |
| Current portion of provisions | - | 13.5 | - | 13.5 | 53.0 | - | 66.5 |
| Current portion of unrealized fair value of derivative liabilities | - | 1.1 | - | 1.1 | - | - | 1.1 |
| Deferred payment obligation | - | - | - | - | - | - | - |
| | 272.9 | 895.1 | (245.7) | 922.3 | 5,490.6 | (5,827.6) | 585.3 |
| Non-current liabilities | | | | | | | |
| Long-term debt | 1,732.6 | - | - | 1,732.6 | - | - | 1,732.6 |
| Provisions | 9.8 | 367.5 | - | 377.3 | 453.2 | - | 830.5 |
| Unrealized fair value of derivative liabilities | - | 0.2 | - | 0.2 | - | - | 0.2 |
| Other long-term liabilities | - | 67.4 | - | 67.4 | 66.4 | - | 133.8 |
| Long-term intercompany payables | 1,199.3 | 2,777.2 | (1,819.9) | 2,156.6 | 4,815.5 | (6,972.1) | - |
| Deferred tax liabilities | - | 157.4 | - | 157.4 | 98.2 | - | 255.6 |
| **Total liabilities** | 3,214.6 | 4,264.8 | (2,065.6) | 5,413.8 | 10,923.9 | (12,799.7) | 3,538.0 |
| **Equity** | | | | | | | |
| Common shareholders' equity | | | | | | | |
| Common share capital | $ 14,902.5 | $ 1,713.3 | $ (1,713.3) | $ 14,902.5 | $ 18,702.5 | $ (18,702.5) | $ 14,902.5 |
| Contributed surplus | 240.7 | 3,464.9 | (3,464.9) | 240.7 | 6,271.9 | (6,271.9) | 240.7 |
| Accumulated deficit | (10,580.7) | 1,038.6 | (1,038.6) | (10,580.7) | (9,660.3) | 9,660.3 | (10,580.7) |
| Accumulated other comprehensive income (loss) | 21.1 | (14.2) | 14.2 | 21.1 | (19.4) | 19.4 | 21.1 |
| **Total common shareholders' equity** | 4,583.6 | 6,202.6 | (6,202.6) | 4,583.6 | 15,294.7 | (15,294.7) | 4,583.6 |
| Non-controlling interest | - | - | - | - | 35.6 | - | 35.6 |
| **Total equity** | 4,583.6 | 6,202.6 | (6,202.6) | 4,583.6 | 15,330.3 | (15,294.7) | 4,619.2 |
| **Total liabilities and equity** | $ 7,798.2 | $ 10,467.4 | $ (8,268.2) | $ 9,997.4 | $ 26,254.2 | $ (28,094.4) | $ 8,157.2 |

FS
KINROSS GOLD ANNUAL REPORT 2018 60

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

### Consolidating statement of operations for the year ended December 31, 2018

| | Guarantors | | | | | | |
|---|---|---|---|---|---|---|---|
| | Kinross Gold Corp. | Guarantor Subsidiaries | Guarantor Adjustments | Total Guarantors | Non-guarantors | Eliminations | Consolidated |
| **Revenue** | | | | | | | |
| Metal sales | $ 1,936.0 | $ 1,837.2 | $ (1,784.0) | $ 1,989.2 | $ 1,223.4 | $ - | $ 3,212.6 |
| **Cost of sales** | | | | | | | |
| Production cost of sales | 1,897.7 | 1,091.6 | (1,784.0) | 1,205.3 | 655.2 | - | 1,860.5 |
| Depreciation, depletion and amortization | 3.7 | 409.3 | - | 413.0 | 359.4 | - | 772.4 |
| Impairment, net of reversals | - | - | - | - | - | - | - |
| **Total cost of sales** | 1,901.4 | 1,500.9 | (1,784.0) | 1,618.3 | 1,014.6 | - | 2,632.9 |
| **Gross profit** | 34.6 | 336.3 | - | 370.9 | 208.8 | - | 579.7 |
| Other operating expense | 7.6 | 59.9 | - | 67.5 | 69.5 | - | 137.0 |
| Exploration and business development | 26.1 | 17.4 | - | 43.5 | 65.7 | - | 109.2 |
| General and administrative | 76.0 | 4.5 | - | 80.5 | 52.5 | - | 133.0 |
| **Operating earnings (loss)** | (75.1) | 254.5 | - | 179.4 | 21.1 | - | 200.5 |
| Other income (expense) - net | 12.9 | (57.9) | - | (45.0) | 460.1 | (411.9) | 3.2 |
| Equity in earnings (losses) of joint ventures, associate and intercompany investments | 41.4 | 1.0 | (78.1) | (35.7) | 0.1 | 35.3 | (0.3) |
| Finance income | 64.7 | 59.8 | (8.1) | 116.4 | 123.0 | (228.4) | 11.0 |
| Finance expense | (64.6) | (104.5) | 8.1 | (161.0) | (168.6) | 228.4 | (101.2) |
| **Earnings (loss) before tax** | (20.7) | 152.9 | (78.1) | 54.1 | 435.7 | (376.6) | 113.2 |
| Income tax (expense) recovery - net | (2.9) | (74.8) | - | (77.7) | (61.1) | - | (138.8) |
| **Net (loss) earnings** | $ (23.6) | $ 78.1 | $ (78.1) | $ (23.6) | $ 374.6 | $ (376.6) | $ (25.6) |
| **Net (loss) earnings attributable to:** | | | | | | | |
| Non-controlling interest | $ - | $ - | $ - | $ - | $ (2.0) | $ - | $ (2.0) |
| Common shareholders | $ (23.6) | $ 78.1 | $ (78.1) | $ (23.6) | $ 376.6 | $ (376.6) | $ (23.6) |

61 FS
KINROSS GOLD ANNUAL REPORT 2018

# KINROSS GOLD CORPORATION
## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

### Consolidating statement of operations for the year ended December 31, 2017

| | Guarantors | | | | | | |
|---|---|---|---|---|---|---|---|
| | Kinross Gold Corp. | Guarantor Subsidiaries | Guarantor Adjustments | Total Guarantors | Non-guarantors | Eliminations | Consolidated |
| **Revenue** | | | | | | | |
| Metal sales | $ 1,945.9 | $ 1,781.1 | $ (1,771.4) | $ 1,955.6 | $ 1,347.4 | $ - | $ 3,303.0 |
| **Cost of sales** | | | | | | | |
| Production cost of sales | 1,918.8 | 1,019.9 | (1,772.0) | 1,166.7 | 590.7 | - | 1,757.4 |
| Depreciation, depletion and amortization | 4.9 | 404.0 | 0.6 | 409.5 | 409.9 | - | 819.4 |
| Impairment, net of reversals | - | 164.4 | - | 164.4 | (142.9) | - | 21.5 |
| **Total cost of sales** | 1,923.7 | 1,588.3 | (1,771.4) | 1,740.6 | 857.7 | - | 2,598.3 |
| **Gross profit** | 22.2 | 192.8 | - | 215.0 | 489.7 | - | 704.7 |
| Other operating expense | 3.4 | 30.7 | - | 34.1 | 95.5 | - | 129.6 |
| Exploration and business development | 21.8 | 22.1 | - | 43.9 | 62.1 | - | 106.0 |
| General and administrative | 75.1 | 4.7 | - | 79.8 | 52.8 | - | 132.6 |
| **Operating earnings (loss)** | (78.1) | 135.3 | - | 57.2 | 279.3 | - | 336.5 |
| Other income (expense) - net | (127.9) | (22.3) | - | (150.2) | 654.4 | (316.1) | 188.1 |
| Equity in earnings (losses) of joint ventures, associate and intercompany investments | 679.4 | 232.9 | (392.5) | 519.8 | (0.6) | (520.5) | (1.3) |
| Finance income | 50.6 | 27.1 | (1.9) | 75.8 | 79.5 | (141.8) | 13.5 |
| Finance expense | (80.1) | (45.9) | 1.9 | (124.1) | (135.5) | 141.8 | (117.8) |
| **Earnings (loss) before tax** | 443.9 | 327.1 | (392.5) | 378.5 | 877.1 | (836.6) | 419.0 |
| Income tax (expense) recovery - net | 1.5 | 65.4 | - | 66.9 | (43.7) | - | 23.2 |
| **Net (loss) earnings** | $ 445.4 | $ 392.5 | $ (392.5) | $ 445.4 | $ 833.4 | $ (836.6) | $ 442.2 |
| **Net (loss) earnings attributable to:** | | | | | | | |
| Non-controlling interest | $ - | $ - | $ - | $ - | $ (3.2) | $ - | $ (3.2) |
| Common shareholders | $ 445.4 | $ 392.5 | $ (392.5) | $ 445.4 | $ 836.6 | $ (836.6) | $ 445.4 |

FS
KINROSS GOLD ANNUAL REPORT 2018 62

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

### Consolidating statement of comprehensive income (loss) for the year ended December 31, 2018

| | Guarantors | | | | | | |
|---|---|---|---|---|---|---|---|
| | Kinross Gold Corp. | Guarantor Subsidiaries | Guarantor Adjustments | Total Guarantors | Non-guarantors | Eliminations | Consolidated |
| **Net (loss) earnings** | $ (23.6) | $ 78.1 | $ (78.1) | $ (23.6) | $ 374.6 | $ (376.6) | $ (25.6) |
| **Other comprehensive income (loss), net of tax:** | | | | | | | |
| Items that will not be reclassified to profit or loss: | | | | | | | |
| Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value [(a)] | (24.2) | - | - | (24.2) | (1.6) | - | (25.8) |
| Items that are or may be reclassified to profit or loss in subsequent periods: | | | | | | | |
| Cash flow hedges - effective portion of changes in fair value [(b)] | (12.1) | (35.8) | - | (47.9) | - | - | (47.9) |
| Cash flow hedges - reclassified to profit or loss [(c)] | (6.7) | (2.4) | - | (9.1) | - | - | (9.1) |
| | (43.0) | (38.2) | - | (81.2) | (1.6) | - | (82.8) |
| Equity in other comprehensive income (loss) of intercompany investments | (39.8) | - | 38.2 | (1.6) | - | 1.6 | - |
| **Total comprehensive income (loss)** | $ (106.4) | $ 39.9 | $ (39.9) | $ (106.4) | $ 373.0 | $ (375.0) | $ (108.4) |
| **Attributable to non-controlling interest** | $ - | $ - | $ - | $ - | $ (2.0) | $ - | $ (2.0) |
| **Attributable to common shareholders** | $ (106.4) | $ 39.9 | $ (39.9) | $ (106.4) | $ 375.0 | $ (375.0) | $ (106.4) |
| (a) Net of tax of | $ - | $ - | $ - | $ - | $ (0.3) | $ - | $ (0.3) |
| (b) Net of tax of | $ (3.0) | $ (17.9) | $ - | $ (20.9) | $ - | $ - | $ (20.9) |
| (c) Net of tax of | $ - | $ 0.2 | $ - | $ 0.2 | $ - | $ - | $ 0.2 |

63 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

**Consolidating statement of comprehensive income (loss) for the year ended December 31, 2017**

| | Guarantors | | | | | | |
|---|---|---|---|---|---|---|---|
| | Kinross Gold Corp. | Guarantor Subsidiaries | Guarantor Adjustments | Total Guarantors | Non-guarantors | Eliminations | Consolidated |
| **Net (loss) earnings** | $ 445.4 | $ 392.5 | $ (392.5) | $ 445.4 | $ 833.4 | $ (836.6) | $ 442.2 |
| **Other comprehensive income (loss), net of tax:** | | | | | | | |
| Items that will not be reclassified to profit or loss: | | | | | | | |
| Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value [(a)] | (18.5) | - | - | (18.5) | 1.8 | - | (16.7) |
| Items that are or may be reclassified to profit or loss in subsequent periods: | | | | | | | |
| Cash flow hedges - effective portion of changes in fair value [(b)] | 6.8 | 5.1 | - | 11.9 | - | - | 11.9 |
| Cash flow hedges - reclassified to profit or loss [(c)] | (2.6) | (10.6) | - | (13.2) | - | - | (13.2) |
| | (14.3) | (5.5) | - | (19.8) | 1.8 | - | (18.0) |
| Equity in other comprehensive income (loss) of intercompany investments | (3.7) | - | 5.5 | 1.8 | - | (1.8) | - |
| **Total comprehensive income (loss)** | $ 427.4 | $ 387.0 | $ (387.0) | $ 427.4 | $ 835.2 | $ (838.4) | $ 424.2 |
| **Attributable to non-controlling interest** | $ - | $ - | $ - | $ - | $ (3.2) | $ - | $ (3.2) |
| **Attributable to common shareholders** | $ 427.4 | $ 387.0 | $ (387.0) | $ 427.4 | $ 838.4 | $ (838.4) | $ 427.4 |
| (a) Net of tax of | $ - | $ - | $ - | $ - | $ 0.3 | $ - | $ 0.3 |
| (b) Net of tax of | $ 2.5 | $ 2.3 | $ - | $ 4.8 | $ - | $ - | $ 4.8 |
| (c) Net of tax of | $ (1.0) | $ (4.9) | $ - | $ (5.9) | $ - | $ - | $ (5.9) |

FS
KINROSS GOLD ANNUAL REPORT 2018 64

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

### Consolidating statement of cash flows for the year ended December 31, 2018

| | Guarantors | | | | Non-guarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| | Kinross Gold Corp. | Guarantor Subsidiaries | Guarantor Adjustments | Total Guarantors | | | |
| **Net inflow (outflow) of cash related to the following activities:** | | | | | | | |
| **Operating:** | | | | | | | |
| Net (loss) earnings | $ (23.6) | $ 78.1 | $ (78.1) | $ (23.6) | $ 374.6 | $ (376.6) | $ (25.6) |
| Adjustments to reconcile net (loss) earnings to net cash provided from (used in) operating activities: | | | | | | | |
| Depreciation, depletion and amortization | 3.7 | 409.3 | - | 413.0 | 359.4 | - | 772.4 |
| (Gain) loss on disposition of associate and other interests - net | - | - | - | - | (2.1) | - | (2.1) |
| Impairment, net of reversals | - | - | - | - | - | - | - |
| Equity in losses (earnings) of joint ventures, associate and intercompany investments | (41.4) | (1.0) | 78.1 | 35.7 | (0.1) | (35.3) | 0.3 |
| Share-based compensation expense | 14.6 | - | - | 14.6 | - | - | 14.6 |
| Finance expense | 64.6 | 104.5 | (8.1) | 161.0 | 168.6 | (228.4) | 101.2 |
| Deferred tax expense (recovery) | 3.0 | 42.0 | - | 45.0 | (36.1) | - | 8.9 |
| Foreign exchange losses (gains) and other | 5.4 | (8.4) | - | (3.0) | 15.5 | - | 12.5 |
| Reclamation (recovery) expense | - | - | - | | (8.0) | - | (8.0) |
| Changes in operating assets and liabilities: | | | | | | | |
| Accounts receivable and other assets | (1.6) | 7.9 | - | 6.3 | (29.0) | - | (22.7) |
| Inventories | (0.5) | 18.0 | - | 17.5 | (23.2) | - | (5.7) |
| Accounts payable and accrued liabilities | (23.9) | 12.8 | - | (11.1) | 80.9 | - | 69.8 |
| **Cash flow provided from (used in) operating activities** | 0.3 | 663.2 | (8.1) | 655.4 | 900.5 | (640.3) | 915.6 |
| Income taxes paid | 0.1 | (28.5) | - | (28.4) | (98.5) | - | (126.9) |
| **Net cash flow provided from (used in) operating activities** | 0.4 | 634.7 | (8.1) | 627.0 | 802.0 | (640.3) | 788.7 |
| **Investing:** | | | | | | | |
| Additions to property, plant and equipment | (7.4) | (523.7) | - | (531.1) | (512.3) | - | (1,043.4) |
| Acquisitions | - | (269.2) | - | (269.2) | (35.0) | - | (304.2) |
| Net additions to long-term investments and other assets | 10.7 | (23.5) | - | (12.8) | (40.1) | - | (52.9) |
| Net proceeds from the sale of property, plant and equipment | - | 0.5 | - | 0.5 | 5.9 | - | 6.4 |
| Net proceeds from disposition of associate and other interests | - | - | - | - | - | - | - |
| (Increase) decrease in restricted cash | - | (0.6) | - | (0.6) | - | - | (0.6) |
| Interest received and other | 2.2 | 1.4 | - | 3.6 | 4.1 | - | 7.7 |
| **Net cash flow provided from (used in) from investing activities** | 5.5 | (815.1) | - | (809.6) | (577.4) | - | (1,387.0) |
| **Financing:** | | | | | | | |
| Proceeds from issuance/draw down of debt | 80.0 | - | - | 80.0 | - | - | 80.0 |
| Repayment of debt | (80.0) | - | - | (80.0) | - | - | (80.0) |
| Interest paid | (57.9) | - | - | (57.9) | - | - | (57.9) |
| Issuance of common shares on exercise of options | 0.5 | - | - | 0.5 | - | - | 0.5 |
| Dividends received from (paid to) common shareholders and subsidiaries | 0.1 | 0.4 | - | 0.5 | (412.4) | 411.9 | - |
| Dividend paid to non-controlling interest | - | - | - | - | (13.0) | - | (13.0) |
| Intercompany advances | (185.1) | 161.1 | 8.1 | (15.9) | (212.5) | 228.4 | - |
| Other | (1.4) | - | - | (1.4) | (0.8) | - | (2.2) |
| **Net cash flow provided from (used in) financing activities** | (243.8) | 161.5 | 8.1 | (74.2) | (638.7) | 640.3 | (72.6) |
| **Effect of exchange rate changes on cash and cash equivalents** | - | - | - | - | (5.9) | - | (5.9) |
| **(Decrease) increase in cash and cash equivalents** | (237.9) | (18.9) | - | (256.8) | (420.0) | - | (676.8) |
| **Cash and cash equivalents, beginning of period** | 267.6 | 122.7 | - | 390.3 | 635.5 | - | 1,025.8 |
| **Cash and cash equivalents, end of period** | $ 29.7 | $ 103.8 | $ - | $ 133.5 | $ 215.5 | $ - | $ 349.0 |

65 FS
KINROSS GOLD ANNUAL REPORT 2018

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tabular amounts in millions of United States dollars, unless otherwise noted)

### Consolidating statement of cash flows for the year ended December 31, 2017

| | Guarantors | | | | | | |
|---|---|---|---|---|---|---|---|
| | Kinross Gold Corp. | Guarantor Subsidiaries | Guarantor Adjustments | Total Guarantors | Non-guarantors | Eliminations | Consolidated |
| **Net inflow (outflow) of cash related to the following activities:** | | | | | | | |
| **Operating:** | | | | | | | |
| Net (loss) earnings | $ 445.4 | $ 392.5 | $ (392.5) | $ 445.4 | $ 833.4 | $ (836.6) | $ 442.2 |
| Adjustments to reconcile net (loss) earnings to net cash provided from (used in) operating activities: | | | | | | | |
| Depreciation, depletion and amortization | 4.9 | 404.0 | 0.6 | 409.5 | 409.9 | - | 819.4 |
| (Gain) loss on disposition of associate and other interests - net | 5.4 | - | - | 5.4 | (60.6) | - | (55.2) |
| Impairment, net of reversals | - | 164.4 | - | 164.4 | (239.9) | - | (75.5) |
| Equity in losses (earnings) of joint ventures, associate and intercompany investments | (679.4) | (232.9) | 392.5 | (519.8) | 0.6 | 520.5 | 1.3 |
| Share-based compensation expense | 13.6 | - | - | 13.6 | - | - | 13.6 |
| Finance expense | 80.1 | 45.9 | (1.9) | 124.1 | 135.5 | (141.8) | 117.8 |
| Deferred tax expense (recovery) | (1.5) | (69.3) | - | (70.8) | (5.6) | - | (76.4) |
| Foreign exchange losses (gains) and other | 132.8 | (1.3) | - | 131.5 | (163.4) | - | (31.9) |
| Reclamation (recovery) expense | - | - | - | - | 11.4 | - | 11.4 |
| Changes in operating assets and liabilities: | | | | | | | |
| Accounts receivable and other assets | (1.7) | 3.0 | - | 1.3 | 107.3 | - | 108.6 |
| Inventories | 3.5 | (69.1) | (0.6) | (66.2) | (20.5) | - | (86.7) |
| Accounts payable and accrued liabilities | (4.9) | 23.0 | - | 18.1 | (66.6) | - | (48.5) |
| **Cash flow provided from (used in) operating activities** | (1.8) | 660.2 | (1.9) | 656.5 | 941.5 | (457.9) | 1,140.1 |
| Income taxes paid | - | (10.9) | - | (10.9) | (177.6) | - | (188.5) |
| **Net cash flow provided from (used in) operating activities** | (1.8) | 649.3 | (1.9) | 645.6 | 763.9 | (457.9) | 951.6 |
| **Investing:** | | | | | | | |
| Additions to property, plant and equipment | (5.7) | (410.8) | - | (416.5) | (481.1) | - | (897.6) |
| Acquisitions | - | - | - | - | - | - | - |
| Net additions to long-term investments and other assets | (26.2) | (24.2) | - | (50.4) | (23.4) | - | (73.8) |
| Net proceeds from the sale of property, plant and equipment | - | 1.8 | - | 1.8 | 6.7 | - | 8.5 |
| Net proceeds from disposition of associate and other interests | 7.5 | - | - | 7.5 | 262.1 | - | 269.6 |
| (Increase) decrease in restricted cash | - | (0.9) | - | (0.9) | 0.4 | - | (0.5) |
| Interest received and other | 1.5 | 1.9 | - | 3.4 | 3.2 | - | 6.6 |
| **Net cash flow provided from (used in) investing activities** | (22.9) | (432.2) | - | (455.1) | (232.1) | - | (687.2) |
| **Financing:** | | | | | | | |
| Proceeds from issuance/draw down of debt | 494.7 | - | - | 494.7 | - | - | 494.7 |
| Repayment of debt | (500.0) | - | - | (500.0) | - | - | (500.0) |
| Interest paid | (62.9) | - | - | (62.9) | - | - | (62.9) |
| Issuance of common shares on exercise of options | 0.8 | - | - | 0.8 | - | - | 0.8 |
| Dividends received from (paid to) common shareholders and subsidiaries | - | - | - | - | (316.1) | 316.1 | - |
| Dividend paid to non-controlling interest | - | - | - | - | - | - | - |
| Intercompany advances | 235.1 | (240.0) | 1.9 | (3.0) | (138.8) | 141.8 | - |
| Other | (1.6) | - | - | (1.6) | - | - | (1.6) |
| **Net cash flow provided from (used in) financing activities** | 166.1 | (240.0) | 1.9 | (72.0) | (454.9) | 457.9 | (69.0) |
| **Effect of exchange rate changes on cash and cash equivalents** | - | - | - | - | 3.4 | - | 3.4 |
| **(Decrease) increase in cash and cash equivalents** | 141.4 | (22.9) | - | 118.5 | 80.3 | - | 198.8 |
| **Cash and cash equivalents, beginning of period** | 126.2 | 145.6 | - | 271.8 | 555.2 | - | 827.0 |
| **Cash and cash equivalents, end of period** | $ 267.6 | $ 122.7 | $ - | $ 390.3 | $ 635.5 | $ - | $ 1,025.8 |

FS
KINROSS GOLD ANNUAL REPORT 2018 66

# MINERAL RESERVE AND MINERAL RESOURCE STATEMENT

## PROVEN AND PROBABLE MINERAL RESERVES

### Gold

### Proven and Probable Mineral Reserves (1, 3, 4, 5, 6, 8)

Kinross Gold Corporation's Share at December 31, 2018

| | | | Proven | | | Probable | | | Proven and Probable | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Property | Location | Kinross Interest (%) | Tonnes (kt) | Grade (g/t) | Ounces (koz) | Tonnes (kt) | Grade (g/t) | Ounces (koz) | Tonnes (kt) | Grade (g/t) | Ounces (koz) |
| **NORTH AMERICA** | | | | | | | | | | | |
| Bald Mountain | USA | 100.0% | 2,666 | 1.0 | 84 | 63,984 | 0.6 | 1,263 | 66,650 | 0.6 | 1,347 |
| Fort Knox | USA | 100.0% | 45,729 | 0.4 | 588 | 221,844 | 0.3 | 2,448 | 267,573 | 0.4 | 3,036 |
| Round Mountain | USA | 100.0% | 31,595 | 0.5 | 533 | 82,298 | 0.8 | 2,135 | 113,893 | 0.7 | 2,668 |
| Subtotal | | | 79,990 | 0.5 | 1,205 | 368,126 | 0.5 | 5,846 | 448,116 | 0.5 | 7,051 |
| **SOUTH AMERICA** | | | | | | | | | | | |
| La Coipa[8] | Chile | 100.0% | 59 | 1.6 | 3 | 15,630 | 1.7 | 842 | 15,689 | 1.7 | 845 |
| Paracatu | Brazil | 100.0% | 470,953 | 0.4 | 6,162 | 119,675 | 0.5 | 1,776 | 590,628 | 0.4 | 7,938 |
| Subtotal | | | 471,012 | 0.4 | 6,165 | 135,305 | 0.6 | 2,618 | 606,317 | 0.5 | 8,783 |
| **AFRICA** | | | | | | | | | | | |
| Chirano | Ghana | 90.0% | 2,255 | 1.1 | 76 | 3,798 | 2.8 | 339 | 6,053 | 2.1 | 415 |
| Tasiast | Mauritania | 100.0% | 34,749 | 1.2 | 1,335 | 85,168 | 2.2 | 6,105 | 119,917 | 1.9 | 7,440 |
| Subtotal | | | 37,004 | 1.2 | 1,411 | 88,966 | 2.3 | 6,444 | 125,970 | 1.9 | 7,855 |
| **RUSSIA** | | | | | | | | | | | |
| Dvoinoye | Russia | 100.0% | 1,537 | 5.0 | 246 | 751 | 9.0 | 216 | 2,288 | 6.3 | 462 |
| Kupol | Russia | 100.0% | 845 | 8.6 | 235 | 4,255 | 8.3 | 1,135 | 5,100 | 8.4 | 1,370 |
| Subtotal | | | 2,382 | 6.3 | 481 | 5,006 | 8.4 | 1,351 | 7,388 | 7.7 | 1,832 |
| Total Gold | | | 590,388 | 0.5 | 9,262 | 597,403 | 0.8 | 16,259 | 1,187,791 | 0.7 | 25,521 |

### Silver

### Proven and Probable Mineral Reserves (1, 3, 4, 5, 6, 8)

Kinross Gold Corporation's Share at December 31, 2018

| | | | Proven | | | Probable | | | Proven and Probable | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Property | Location | Kinross Interest (%) | Tonnes (kt) | Grade (g/t) | Ounces (koz) | Tonnes (kt) | Grade (g/t) | Ounces (koz) | Tonnes (kt) | Grade (g/t) | Ounces (koz) |
| **NORTH AMERICA** | | | | | | | | | | | |
| Round Mountain | USA | 100.0% | 0 | 0.0 | 0 | 8,226 | 6.3 | 1,669 | 8,226 | 6.3 | 1,669 |
| Subtotal | | | 0 | 0.0 | 0 | 8,226 | 6.3 | 1,669 | 8,226 | 6.3 | 1,669 |
| **SOUTH AMERICA** | | | | | | | | | | | |
| La Coipa[8] | Chile | 100.0% | 59 | 277.2 | 527 | 15,630 | 71.3 | 35,852 | 15,689 | 72.1 | 36,379 |
| Subtotal | | | 59 | 277.2 | 527 | 15,630 | 71.3 | 35,852 | 15,689 | 72.1 | 36,379 |
| **RUSSIA** | | | | | | | | | | | |
| Dvoinoye | Russia | 100.0% | 1,537 | 9.3 | 460 | 751 | 12.9 | 311 | 2,288 | 10.5 | 771 |
| Kupol | Russia | 100.0% | 845 | 93.4 | 2,539 | 4,255 | 91.8 | 12,563 | 5,100 | 92.1 | 15,102 |
| Subtotal | | | 2,382 | 39.2 | 2,999 | 5,006 | 80.0 | 12,874 | 7,388 | 66.8 | 15,873 |
| Total Silver | | | 2,441 | 44.9 | 3,526 | 28,862 | 54.3 | 50,395 | 31,303 | 53.6 | 53,921 |

67 KINROSS GOLD 2018 ANNUAL REPORT

## MEASURED AND INDICATED MINERAL RESOURCES

### Gold

### Measured and Indicated Mineral Resources (2, 3, 4, 5, 6, 7, 8)

Kinross Gold Corporation's Share at December 31, 2018

| | | | Measured | | | Indicated | | | Measured and Indicated | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Property | Location | Kinross Interest (%) | Tonnes (kt) | Grade (g/t) | Ounces (koz) | Tonnes (kt) | Grade (g/t) | Ounces (koz) | Tonnes (kt) | Grade (g/t) | Ounces (koz) |
| **NORTH AMERICA** | | | | | | | | | | | |
| Bald Mountain | USA | 100.0% | 14,985 | 0.6 | 310 | 161,913 | 0.6 | 2,984 | 176,898 | 0.6 | 3,294 |
| Fort Knox | USA | 100.0% | 6,460 | 0.4 | 74 | 149,219 | 0.4 | 1,723 | 155,679 | 0.4 | 1,797 |
| Round Mountain | USA | 100.0% | – | – | – | 95,831 | 0.7 | 2,281 | 95,831 | 0.7 | 2,281 |
| Subtotal | | | 21,445 | 0.6 | 384 | 406,963 | 0.5 | 6,988 | 428,408 | 0.5 | 7,372 |
| **SOUTH AMERICA** | | | | | | | | | | | |
| La Coipa[8] | Chile | 100.0% | 2,612 | 2.2 | 186 | 12,825 | 1.7 | 719 | 15,437 | 1.8 | 905 |
| Lobo Marte | Chile | 100.0% | 96,646 | 1.1 | 3,525 | 88,720 | 1.2 | 3,489 | 185,366 | 1.2 | 7,014 |
| Maricunga | Chile | 100.0% | 35,908 | 0.8 | 937 | 209,097 | 0.7 | 4,492 | 245,005 | 0.7 | 5,429 |
| Paracatu | Brazil | 100.0% | 123,629 | 0.3 | 1,250 | 144,211 | 0.4 | 1,763 | 267,840 | 0.3 | 3,013 |
| Subtotal | | | 258,795 | 0.7 | 5,898 | 454,853 | 0.7 | 10,463 | 713,648 | 0.7 | 16,361 |
| **AFRICA** | | | | | | | | | | | |
| Chirano | Ghana | 90.0% | 3,043 | 1.9 | 191 | 7,455 | 2.4 | 574 | 10,498 | 2.3 | 765 |
| Tasiast | Mauritania | 100.0% | 4,576 | 0.7 | 106 | 70,109 | 1.2 | 2,815 | 74,685 | 1.2 | 2,921 |
| Subtotal | | | 7,619 | 1.2 | 297 | 77,564 | 1.4 | 3,389 | 85,183 | 1.3 | 3,686 |
| **RUSSIA** | | | | | | | | | | | |
| Dvoinoye | Russia | 100.0% | 3 | 7.0 | 1 | 33 | 6.4 | 7 | 36 | 6.4 | 8 |
| Kupol | Russia | 100.0% | 58 | 10.2 | 19 | 1,345 | 7.7 | 335 | 1,403 | 7.8 | 354 |
| Subtotal | | | 61 | 10.0 | 20 | 1,378 | 7.7 | 342 | 1,439 | 7.8 | 362 |
| Total Gold | | | 287,920 | 0.7 | 6,599 | 940,758 | 0.7 | 21,182 | 1,228,678 | 0.7 | 27,781 |

### Silver

### Measured and Indicated Mineral Resources (2, 3, 4, 5, 6, 7, 8)

Kinross Gold Corporation's Share at December 31, 2018

| | | | Measured | | | Indicated | | | Measured and Indicated | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Property | Location | Kinross Interest (%) | Tonnes (kt) | Grade (g/t) | Ounces (koz) | Tonnes (kt) | Grade (g/t) | Ounces (koz) | Tonnes (kt) | Grade (g/t) | Ounces (koz) |
| **NORTH AMERICA** | | | | | | | | | | | |
| Round Mountain | USA | 100.0% | 0 | 0.0 | 0 | 5,435 | 7.8 | 1,359 | 5,435 | 7.8 | 1,359 |
| Subtotal | | | 0 | 0.0 | 0 | 5,435 | 7.8 | 1,359 | 5,435 | 7.8 | 1,359 |
| **SOUTH AMERICA** | | | | | | | | | | | |
| La Coipa[8] | Chile | 100.0% | 2,612 | 38.3 | 3,214 | 12,825 | 59.8 | 24,658 | 15,437 | 56.2 | 27,872 |
| Subtotal | | | 2,612 | 38.3 | 3,214 | 12,825 | 59.8 | 24,658 | 15,437 | 56.2 | 27,872 |
| **RUSSIA** | | | | | | | | | | | |
| Dvoinoye | Russia | 100.0% | 3 | 10.5 | 1 | 33 | 8.7 | 9 | 36 | 8.8 | 10 |
| Kupol | Russia | 100.0% | 58 | 113.2 | 212 | 1,345 | 108.9 | 4,711 | 1,403 | 109.1 | 4,923 |
| Subtotal | | | 61 | 108.6 | 213 | 1,378 | 106.5 | 4,720 | 1,439 | 106.6 | 4,933 |
| Total Silver | | | 2,673 | 39.9 | 3,427 | 19,638 | 48.7 | 30,737 | 22,311 | 47.6 | 34,164 |

KINROSS GOLD 2018 ANNUAL REPORT 68

## INFERRED MINERAL RESOURCES

### Gold

### Inferred Mineral Resources (2, 3, 4, 5, 6, 7, 8)

Kinross Gold Corporation's Share at December 31, 2018

| Property | Location | Kinross Interest (%) | Inferred Tonnes (kt) | Inferred Grade (g/t) | Inferred Ounces (koz) |
|---|---|---|---|---|---|
| **NORTH AMERICA** | | | | | |
| Bald Mountain | USA | 100.0% | 62,982 | 0.4 | 845 |
| Fort Knox | USA | 100.0% | 88,652 | 0.3 | 808 |
| Round Mountain | USA | 100.0% | 82,086 | 0.8 | 2,058 |
| Subtotal | | | 233,720 | 0.5 | 3,711 |
| **SOUTH AMERICA** | | | | | |
| La Coipa [8] | Chile | 100.0% | 2,130 | 1.5 | 102 |
| Lobo Marte | Chile | 100.0% | 2,003 | 1.1 | 69 |
| Maricunga | Chile | 100.0% | 53,133 | 0.6 | 1,044 |
| Paracatu | Brazil | 100.0% | 48,107 | 0.2 | 350 |
| Subtotal | | | 105,373 | 0.5 | 1,565 |
| **AFRICA** | | | | | |
| Chirano | Ghana | 90.0% | 3,690 | 2.7 | 325 |
| Tasiast | Mauritania | 100.0% | 5,984 | 2.2 | 420 |
| Subtotal | | | 9,674 | 2.4 | 745 |
| **RUSSIA** | | | | | |
| Dvoinoye | Russia | 100.0% | 87 | 21.8 | 61 |
| Kupol | Russia | 100.0% | 1,828 | 7.8 | 458 |
| Subtotal | | | 1,915 | 8.4 | 519 |
| Total Gold | | | 350,682 | 0.6 | 6,540 |

### Silver

### Inferred Mineral Resources (2, 3, 4, 5, 6, 7, 8)

Kinross Gold Corporation's Share at December 31, 2018

| Property | Location | Kinross Interest (%) | Inferred Tonnes (kt) | Inferred Grade (g/t) | Inferred Ounces (koz) |
|---|---|---|---|---|---|
| **NORTH AMERICA** | | | | | |
| Round Mountain | USA | 100.0% | 758 | 2.9 | 72 |
| Subtotal | | | 758 | 2.9 | 72 |
| **SOUTH AMERICA** | | | | | |
| La Coipa [8] | Chile | 100.0% | 2,130 | 45.4 | 3,111 |
| Subtotal | | | 2,130 | 45.4 | 3,111 |
| **RUSSIA** | | | | | |
| Dvoinoye | Russia | 100.0% | 87 | 17.4 | 49 |
| Kupol | Russia | 100.0% | 1,828 | 98.2 | 5,770 |
| Subtotal | | | 1,915 | 94.5 | 5,819 |
| Total Silver | | | 4,803 | 58.3 | 9,002 |

69 KINROSS GOLD 2018 ANNUAL REPORT

Mineral Reserve and Mineral Resource Statement Notes (1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce and a silver price of $US 17.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units and are estimated based on the following foreign exchange rates: Russian Ruble to $US 60 Chilean Peso to $US 650 Brazilian Real to $US 3.40 Ghanaian Cedi to $US 4.00 Mauritanian Ouguiya to $US 33 Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce and a silver price of $US 20.00 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves. The Company’s mineral reserve and mineral resource estimates as at December 31, 2018 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.” Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. The CIM Definition Standards differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7. The Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101. The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed. Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration. Includes mineral resources from the Puren deposit in which the Company holds a 65% interest. (2) (3) (4) (5) (6) (7) (8) 70 KINROSS GOLD 2018 ANNUAL REPORT

Mineral Reserve and Mineral Resource Definitions A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study. A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. 71 KINROSS GOLD 2018 ANNUAL REPORT

## Summarized Five-Year Review [2, 4, 5, 7]

| (in millions, except per share amounts) | **2018** | 2017 | 2016 | 2015 | 2014 |
|---|---|---|---|---|---|
| **Operating results from continuing operations** | | | | | |
| Production (attributable) (Au eq. oz.) | 2,452,398 | 2,673,533 | 2,789,150 | 2,594,652 | 2,710,390 |
| Metal sales | $ 3,212.6 | $ 3,303.0 | $ 3,472.0 | $ 3,052.2 | $ 3,466.3 |
| Attributable production cost of sales per Au eq. oz. | $ 734 | $ 669 | $ 712 | $ 696 | $ 720 |
| Net earnings (loss) from continuing operations attributable to common shareholders | $ (23.6) | $ 445.4 | $ (104.0) | $ (984.5) | $ (1,400.0) |
| Net cash flow provided from operating activities | $ 788.7 | $ 951.6 | $ 1,099.2 | $ 831.6 | $ 858.1 |
| Capital expenditures | $ 1,043.4 | $ 897.6 | $ 633.8 | $ 610.0 | $ 631.8 |
| **Financial position** | | | | | |
| Cash, cash equivalents and short-term investments | $ 349.0 | $ 1,025.8 | $ 827.0 | $ 1,043.9 | $ 983.5 |
| Total assets | $ 8,063.8 | $ 8,157.2 | $ 7,979.3 | $ 7,735.4 | $ 8,951.4 |
| Long-term debt (including current portion) | $ 1,735.0 | $ 1,732.6 | $ 1,733.2 | $ 1,981.4 | $ 2,058.1 |
| Common shareholders' equity | $ 4,506.7 | $ 4,583.6 | $ 4,145.5 | $ 3,889.3 | $ 4,843.0 |
| **Per share data** | | | | | |
| Net earnings (loss) from continuing operations attributable to common shareholders – basic | $ (0.02) | $ 0.36 | $ (0.08) | $ (0.86) | $ (1.22) |
| **Market** | | | | | |
| Average realized gold price per ounce | $ 1,268 | $ 1,260 | $ 1,249 | $ 1,159 | $ 1,263 |

## 2018 Kinross Share Trading Data

| | High | Low |
|---|---|---|
| **TSX (Cdn dollars)** | | |
| First Quarter | $ 5.90 | $ 4.44 |
| Second Quarter | $ 5.34 | $ 4.48 |
| Third Quarter | $ 5.20 | $ 3.48 |
| Fourth Quarter | $ 4.54 | $ 3.15 |
| **NYSE (U.S. dollars)** | | |
| First Quarter | $ 4.78 | $ 3.48 |
| Second Quarter | $ 4.12 | $ 3.50 |
| Third Quarter | $ 3.98 | $ 2.67 |
| Fourth Quarter | $ 3.37 | $ 2.38 |

KINROSS GOLD 2018 ANNUAL REPORT 72

Cautionary statement on forward-looking information All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements contained in this Annual Report, include, but are not limited to, those under the headings (or headings that include): “2018 achievements”, “2019 outlook”, “Organic development projects”, “Letter to Shareholders”, “Operating results”, “Organic development projects”, “Outlook”, “2018 Mineral Reserves and Mineral Resources update” and “Exploration Update” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; continuous improvement initiatives; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “anticipate”, “assumption”, “believe”, “estimates”, ‘‘expects’’, “forecast”, “focus”, “forward”, “guidance”, “initiative”, “measures”, “on budget”, “on schedule”, “outlook”, “plan”, “potential”, “progress”, “project”, “projection”, “promising”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Annual Report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the potential for operational challenges at Fort Knox resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation; the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase One and Phase Two expansions or any such alternate expansion that the Company decides to pursue and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment; operation of the SAG mill at Tasiast; exploration license conversions at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; and the renewal of the Chirano mining lease; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited amendments to the VAT) and the potential implementation of a new tax code, in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, the European Union’s General Data Protection Regulation and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being 73 KINROSS GOLD 2018 ANNUAL REPORT consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu), and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining an investment grade rating consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations;(16) that the Tasiast project financing will proceed in a manner consistent with our current expectations; and (17) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom) . Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and those made in our 74 KINROSS GOLD 2018 ANNUAL REPORT other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2018 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. Key Sensitivities Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars. A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce6. Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $19 impact on Russian production cost of sales per ounce. Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $27 impact on Brazilian production cost of sales per ounce. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce. A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per ounce as a result of a change in royalties owing. Other information Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this Annual Report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about the Company’s mineral properties contained in this Annual Report has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101. Endnotes 1 These figures are non-GAAP financial measures and are defined and reconciled in Section 11, Supplemental Information of Management’s Discussion and Analysis. 2 Unless otherwise stated, production figures in this Annual Report are based on Kinross’ 90% share of Chirano production. 3 Kinross’ guidance and outlook for 2019 represents forward-looking information and users are cautioned that actual results may vary. Forecasts for production, production cost of sales, all-in sustaining costs and capital expenditures are + or – 5%. Please refer to the Cautionary Statement on page 73, as well as the Company’s News Release of February 13, 2019 available on our website at Kinross.com. 4 Reported net earnings include a non-cash impairment charge, net of reversals (2017: $21.5 million; 2016: $139.6 million). 5 On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte (FDN). As a result, FDN was classified as a discontinued operation. On December 17, 2014, the Company sold its interest in FDN. The comparative results exclude FDN. 6 Refers to all currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure. 7 Average realized gold price is a non-GAAP financial measure and is defined as metal sales divided by the total number of ounces sold. This measure is intended to enable management to better understand the price realized in each reporting period. The realized price does not have any standardized definition under IFRS and should not be considered a substitute for measures of performance prepared in accordance with IFRS. 75 KINROSS GOLD 2018 ANNUAL REPORT

## CORPORATE INFORMATION

### Corporate Information

**Transfer Agent and Registrar**
Computershare
Investor Services Inc.
Toronto, Ontario, Canada
Toll-free: 1-800-564-6253

**Proxy Solicitation Agent**
Kingsdale Advisors
Toronto, Ontario, Canada

**Annual and Special Meeting of Shareholders**
Wednesday, May 8th, 2019
at 10:00 a.m. EDT at the
Glenn Gould Studio,
250 Front Street West,
Toronto, Ontario, Canada

**Legal Counsel**
Osler, Hoskin & Harcourt LLP
Toronto, Ontario, Canada

Sullivan & Cromwell LLP
New York, New York, United States

**Auditors**
KPMG LLP
Toronto, Ontario, Canada

### Contact Information

**General**
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, Ontario, Canada M5J 2V5
Website: Kinross.com
Telephone: 416-365-5123
Toll-free: 1-866-561-3636
Email: info@kinross.com

**Investor Relations**
Tom Elliott, Senior Vice-President,
Investor Relations and
Corporate Development
Telephone: 416-365-3390
Email: tom.elliott@kinross.com

**Media Relations**
Louie Diaz, Senior Director,
Corporate Communications
Telephone: 416-369-6469
Email: louie.diaz@kinross.com

**Corporate Responsibility**
Ed Opitz, Vice-President,
Safety and Sustainability
Telephone: 1-866-561-3636
Email: sustainability@kinross.com

**Shareholder Inquiries**
Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
Toll-free: 1-800-564-6253
Toll-free facsimile: 1-888-453-0330

### Publications

To obtain copies of Kinross' publications, please visit our corporate website at Kinross.com, or contact us by email at info@kinross.com or call 1-866-561-3636.

### Corporate Responsibility Report

Kinross publishes its corporate responsibility performance data annually and a comprehensive Global Reporting Initiative Report every two years.
In 2019, we will publish our 2018 Corporate Responsibility Supplement online at **Kinross.com/corporateresponsibility.**
To read our most recent full report, see the **2017 Corporate Responsibility Report** at **2017corporateresponsibility report.kinross.com.**



Corporate Responsibility

@KinrossGold

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